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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:00 13 May 2003
Number	0551L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i. 1997 RESTRICTED SHARE SCHEME
ii. 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

13 MAY 2003

18) Period during which or date on which exercisable:

THE OPTIONS GRANTED UNDER THE EXECUTIVE SHARE OPTION SCHEME ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

THE OPTIONS GRANTED UNDER THE RESTRICTED SHARE SCHEME ARE EXERCISABLE DURING THE PERIOD BETWEEN 2 AND 7 YEARS FROM THE DATE OF ALLOCATION.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i. 40,404 ORDINARY SHARES OF USD0.50 EACH
ii. 117,171 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i. NIL
ii. 742.5p

22) Total number of shares or debentures over which options held following this notification:

157,575

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

JOHN TOMLINSON - 020 7280 7030

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 13 MAY 2003

END

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03 OCT -1 AM 7:21

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:18 15 May 2003
Number	1651L

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

THE BANK OF NEW YORK

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

122

8) Percentage of issued class:

0.000010%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH

12) Price per share:

747.50p

13) Date of transaction:

13 MAY 2003

14) Date company informed:

15 MAY 2003

15) Total holding following this notification:

14,882

16) Total percentage holding of issued class following this notification

0.001272%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER – 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 MAY 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:38 23 May 2003
Number	4924L

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **PRUDENTIAL PLC**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**

9. Class of security **ORDINARY SHARES OF USD0.50 EACH**	10. Date of transaction **8 MAY 2003**	11. Date company informed **9 MAY 2003**
12. Total holding following this notification **35,122,756**	13. Total percentage holding of issued class following this notification **3.00%**	
14. Any additional information **N/A**	15. Name of contact and telephone number for queries **SHARON O'DONOVAN - 020 7280 7110**	

16. Name and signature of authorised company official responsible for making this notification

.... DAVID BRIMACOMBE

Date of notification: 23 MAY 2003

PRUDENTIAL PLC SHAREHOLDINGS	
Registered holders	**Shares**

M&G (LOMBARD ST) NOMS FPE		41,367
MAGIM HSBC GIS NOM (UK) SALI		123,267
MGIM A/C DBL A/C FBFT		79,075
MGIM A/C JPM A/C RU		3,391,914
PRUCLT HSBC GIS NOM (UK) PAC AC		30,369,688
PRUCLT HSBC GIS NOM (UK) PPL AC		482,491
PRUCLT HSBC GIS NOM (UK) SAL AC		13,425
PRUDENTIAL EURO INDEX TRACKER		2,742
PRUDENTIAL UK INDEX TRACKER TS		7,072
ROY NOMS 578079		121,752
ROY NOMS LTD 578052		69,713
ROY NOMS LTD 578141		138,145
ROY NOMS LTD 578192		282,105
		35,122,756

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	14:16 4 Jun 2003
Number	9202L

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF USD0.50 EACH	**28 MAY 2003**	**3 JUNE 2003**

12. Total holding following this notification

35,953,288

13. Total percentage holding of issued class following this notification

3.0790%

14. Any additional information

Fidelity Investments confirmed that the holdings of FMR Corp and Fidelity International Limited are aggregated even though FMR Corp and Fidelity International Limited are separate entities.

Mr Edward C Johnson 3d is a principal shareholder of FMR Corp and Fidelity International Limited.

15. Name of contact and telephone number for queries

SHARON O'DONOVAN - 020 7280 7110

16. Name and signature of authorised company official responsible for making this notification

.... DEBORAH HARVEY

Date of notification: 4 JUNE 2003

FMR CORP

Registered holders	Shares
Brown Brothers Harriman	52,358
State Street Nominees Limited	51,600
Chase Nominees Limited	561,800
State Street Nominees Ltd	331,522
Lloyds Bank Nominees Limited	175,728
Bankers Trust	101,512
Chase Nominees Ltd	117,227
Northern Trust	265,653
Mellon Trust	302,532
JP Morgan	110,122
Royal Trust	34,291
State Street Bank & Trust	608,048
Bank of New York – Europe	69,000
Brown Brothers Harriman	23,090

FIDELITY INTERNATIONAL LIMITED

Registered Holders	Shares
Chase Nominees Ltd	1,989,151
Chase Manhattan Bank London	5,989,164
Bankers Trust	436,000
Bank of New York London	1,043,288
Mellon Nominees Ltd	146,000
HSBC	372,400
Chase Nominees Ltd	667,194
Citibank	288,210
Northern Trust	479,082
Deustche Bank	91,900
Chase Nominees Ltd	1,038,942
HSBC Client Holdings Nominee (UK) Limited	816,953

MSS Nominees Ltd		98,000
Brown Brothers Harriman		156,185
Chase Manhattan Bank London		1,856,491
Bank of New York London		5,143,209
Deustche Bank		554,340
Northern Trust		3,432,313
State Street Bank & Trust		1,732,721
JP Morgan		3,759,800
Citibank		86,770
Mellon Nominees Ltd		71,700
State Street Nominees Ltd		550,300
Bank of New York Brussels		771,055
Master Trust Bank of Japan		13,520
Japan Trustee Svcs Bk Ltd		7,300
National Australia Bank		26,860
BNP Paribas		21,954
Bankers Trust		96,862
Nortrust Nominees Ltd		856,325
Morgan Stanley		413,100
Bank of Bermuda		129,827
Mitsubishi Trust		5,609
Chuo Trust Bank		6,280

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Trading Statement
Released	09:00 25 Jun 2003
Number	7423M

Pre-Close Trading Update

Standard Chartered PLC will be holding discussions with analysts ahead of its close period for the half year ending 30 June 2003. This statement details the information that will be covered in those discussions.

Overall

Standard Chartered has continued to make positive progress in the first few months of 2003, notwithstanding the uncertainty of the global economies, the impact of the Iraq war and the outbreak of SARS. Overall trading performance to date has been robust. We are comfortable with the current consensus forecast for the year.

Consumer Banking is achieving good revenue and earnings growth outside Hong Kong, and we continue to make progress in addressing the challenges posed by the personal bankruptcy situation in Hong Kong. Wholesale Banking is making significant progress on our strategy of improving returns.

SARS has had some impact on Consumer Banking, primarily in Hong Kong, and to a lesser extent in Singapore. Whilst SARS itself now seems under control, we anticipate that the impact on the Hong Kong economy will probably lead to some deterioration in the banking industry's overall consumer credit quality in Q2 and Q3.

Mervyn Davies, Group Chief Executive, commented, "Although the trading environment remains challenging, we are very pleased with the positive progress in our financial performance. We will continue to be focused on delivering our management agenda and sustaining investments in our strategic growth opportunities."

Revenue

Consumer Banking

Consumer Banking continues to deliver good revenue growth outside of Hong Kong; most countries have seen revenue growth at high single digit or low double digit levels, underpinned by strong asset growth. Markets like Malaysia, Thailand, and UAE are performing particularly well. Our expansion plans in India are on track.

Revenues in Hong Kong have been affected by lower unsecured lending receivables, a direct consequence of the actions we took in 2002 to contain the bankruptcy problem. However, we have seen the benefit of these actions in the improvement of debt charges.

Margins, on a product by product basis, have remained at broadly similar levels as in 2002.

Wholesale Banking

Despite subdued asset demand and strong liquidity in Asia, Wholesale Banking is achieving good revenue growth.

Major growth contributors are trade finance and global markets products. Within global markets, strong increases in customer-driven business and in more sophisticated products are more than offsetting the decline in asset and liability management (ALM) revenue. We expect continued pressure on ALM revenues in the second half of 2003 as the yield curve flattens.

We are achieving good growth in cash management balances, but volume gains are being offset by reduction in interest margins.

Overall, Wholesale Banking is delivering positive operating jaws (the gap between revenue and cost growth).

Costs

Costs continue to be a key focus as we work to improve the overall cost income ratio towards our target of 50%. We continue to make good progress in centralising, standardising and reengineering our back office activities. We currently

have over 2,500 staff working in our Shared Service Centres in Chennai and Kuala Lumpur.

We are investing in our Consumer Banking business. These investments include product innovation, expansions in distribution network and improvements in infrastructure and customer service platforms.

Bad Debts

Consumer Banking

Consumer Banking net bad debts continue to perform according to our predictive models, with net bad debts growing in line with the business.

First quarter debt charges related to Hong Kong bankruptcy (as announced earlier at our AGM) were $48M, down from fourth quarter 2002's $64M. Our share of the industry's charge-off is falling. However, SARS has already led to a rise in the level of unemployment, which will have a negative impact on overall consumer credit quality.

We anticipate that the credit bureau in Hong Kong will be operational before the end of Q3. We see this as the basis of our ability to recommence good asset growth.

Wholesale Banking

The Wholesale Banking book continues to perform very well. The actions we took to improve the risk profile of the portfolio in 2002 are paying off. The general strength of balance sheets of Asian corporates remains strong. We have seen no other major changes in the shape of our portfolio.

Bryan Sanderson, Chairman, commented, "The Group continues to make good progress in a sometimes challenging environment. We are intent on building the track record required to pursue our strategic objectives with confidence."

For further information, please contact:

Ben Hung, Head of Investor Relations - (44) 207 280 7245

Paul Marriage, Head of Media Relations - (44) 207 280 7163

Betty Ku, Head of Investor Relations, Asia Pacific - (852) 2821 1310

Lavina Chan, Senior Corporate Affairs Manager - (852) 2820 3075

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, competitive and general operating conditions.

END

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Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	18:25 27 Jun 2003
Number	a200306270

BW20030627000171 20030627T172528Z UTC

(BW)(STANDARD-CHRTRD-BANK)(45JQ) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--June 27, 2003--

RE: STANDARD CHARTERED BANK
GBP 300,000,000
UNDATED
ISSUE DATE:
ISIN: GB0008389008

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27JUN2003 TO 29SEP2003 HAS BEEN FIXED AT 3.875 PCT.

INTEREST PAYABLE VALUE 29SEP2003 WILL AMOUNT TO:
GBP 49.90 PER GBP 5,000 DENOMINATION.
GBP 498.97 PER GBP 50,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Short Name: Standard Chrtrd Bank
Category Code: RC

Sequence Number: 00006481
Time of Receipt (offset from UTC): 20030627T162243+0100

--30--RA/uk*

CONTACT: Standard Chartered Bank

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: BANKING
SOURCE: Standard Chrtrd Bank

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	17:15 11 Jul 2003
Number	4909N

03 OCT -1 AM 7:21

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **FIDELITY INVESTMENTS**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **11,939,945**	6. Percentage of issued class **1.01842**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF USD0.50 EACH	**10 JULY 2003**	**10 JULY 2003**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
47,893,233	**4.0851**

14. Any additional information	15. Name of contact and telephone number for queries
Fidelity Investments confirmed that the holdings of FMR Corp and Fidelity International Limited are aggregated even though FMR Corp and Fidelity International Limited are separate entities. **Mr Edward C Johnson 3d is a principal shareholder of FMR Corp and Fidelity International Limited.**	**LUCY SCHAFFER - 020 7280 7169**

16. Name and signature of authorised company official responsible for making this notification

.... TERRY SKIPPEN

Date of notification: 11 JULY 2003

FMR CORP	
Registered holders	**Shares**
Brown Brothers Harriman	52,358
State Street Nominees Limited	52,600
Chase Nominees Limited	561,800
HSBC	7,800

FIDELITY INTERNATIONAL LIMITED

Registered Holders	Shares
Chase Nominees Ltd	1,967,120
HSBC Client Holdings Nominee (UK) Ltd	2,538,429
MSS Nominees Ltd	98,000
Brown Brothers Harriman	156,185
Chase Manhattan Bank London	2,684,423
Bank of New York London	6,467,809
Deutsche Bank	638,740
Northern Trust	4,302,547
State Street Bank & Trust	2,207,886
JP Morgan	3,929,500
Citibank	100,070
Mellon Nominees Ltd	71,700
State Street Nominees Ltd	724,600
Bank of New York Brussels	994,655
Master Trust Bank of Japan	18,020
Japan Trustee Svcs Bk Ltd	9,800
National Australia Bank	77,760
BNP Paribas	29,950
Bankers Trust	109,662
Nortrust Nominees Ltd	1,270,825
Morgan Stanley	481,600
Bank of Bermuda	136,727
Mitsubishi Trust	7,209
Chuo Trust Bank	8,080

PICG	2,500
Chase Manhattan Bank AG Frankfurt	12,200
Chase Nominees Ltd (Australia)	12,569

FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
State Street Nominees Ltd	382,422
Lloyds Bank Nominees Limited	406,828
Bankers Trust	120,112
Chase Nominees Ltd	125,227
Northern Trust	321,162
Mellon Trust	335,227
JP Morgan	123,022
Royal Trust	46,087
State Street Bank & Trust	799,934
Bank of New York - Europe	69,000
Brown Brothers Harriman	31,690
JP Morgan Chase	66,200
Nortrust Nominees	164,997

FIDELITY INVESTMENT SERVICES LIMITED	
Registered holders	**Shares**
Chase Nominees Ltd	2,544,951
Chase Manhattan Bank London	7,427,276

FIDELITY PENSION MANAGEMENT	
Registered holders	**Shares**
Bankers Trust	705,200
Bank of New York London	1,253,188
Mellon Nominees Limited	220,800
HSBC	572,700
Chase Nominees Ltd	1,344,294
Citibank	320,410
Northern Trust	715,282

Deutsche Bank	47,500
Credit Suisse FST BOS Zurich	4,400
Citibank	12,200

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	16:11 16 Jul 2003
Number	6342N

Board changes

The Board of Directors of Standard Chartered PLC announced today that Mr Barry Clare has decided to step down as a Non-Executive Director with effect from 31st July 2003. Mr Clare wishes to give more time to pursuing other business ventures.

The Board is grateful to Mr Clare for the significant contribution he made during his time on the Board.

For further information please contact:

Terry Skippen

Assistant Secretary

Tel: 020 7280 7109

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	13:11 25 Jul 2003
Number	9772N

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

03 OCT -1 AM 7:21

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

THE BANK OF NEW YORK EUROPE LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND TAX CREDIT IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

14

8) Percentage of issued class:

0.0000011%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

776.50p

13) Date of transaction:

23 JULY 2003

14) Date company informed:

24 JULY 2003

15) Total holding following this notification:

14,896

16) Total percentage holding of issued class following this notification

0.0012705%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

SHARON O'DONOVAN – 020 7280 7110

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 25 JULY 2003

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	11:25 5 Aug 2003
Number	3384O

Standard Chartered Bank expands into Full-Service Banking in South Africa

Tuesday 5 August 2003

Standard Chartered Bank, a leading international bank in Asia, Africa and the Middle East, has received authorisation from the South African Reserve Bank to open a branch in South Africa.

Standard Chartered's activities in South Africa will in future include consumer banking. The Group today announces its acquisition of 20twenty, the local digital financial services organisation. (This transaction is subject to relevant regulatory approvals being obtained.) The cost of the acquisition is less than US$10 million.

Alongside Standard Chartered's growing wholesale banking presence, 20twenty is to become an important platform for Standard Chartered's long-term expansion in South Africa.

Bryan Sanderson, Chairman of Standard Chartered PLC said, "We have one of the largest networks of any international financial institution in sub-Saharan Africa. We are also one of the best known brands on the continent."

Chris Keljik, Group Executive Director, said, "The expansion of Standard Chartered's business in Johannesburg and the purchase of 20twenty are significant steps in building our South African presence. This acquisition gives us the opportunity to establish a consumer banking arm in South Africa and it gives the Group a low-cost entry point into what we see as an attractive market for consumer financial services."

Standard Chartered's Africa Chief Executive, Peter Sullivan said, "The Reserve Bank's authorisation to operate as a bank enables us to leverage our African and worldwide network for the benefit of our South African and global clients. We are delighted to welcome 20twenty into the Standard Chartered Group. 20twenty has

excellent brand recognition, first class technology, management and staff, and a proven ability to attract new customers quickly."

Since returning to South Africa in the 1990s, Standard Chartered has established a wholesale business through its representative office in Johannesburg. Its newly obtained banking authorisation allows Standard Chartered to expand these activities significantly to the benefit of its clients in South Africa and internationally.

Already, Standard Chartered Bank's expanded presence in South Africa has created twenty-one highly skilled new jobs and it intends to create further jobs to match its expansion in consumer banking.

...2/...

Christo Davel has been appointed Head of Consumer Banking for Standard Chartered Bank in South Africa. He was previously CEO and founder of 20twenty. "All of us at 20twenty are thrilled to have found a new home within a bank of the stature, expertise and global reach of Standard Chartered. We would like to thank our existing customers for their loyalty and support, and look forward to growing 20twenty within the Standard Chartered Group," he said.

As Standard Chartered expands its activities in South Africa, it will grow its local staff complement in line with its international policy as an equal opportunity employer and in keeping with South Africa's employment equity guidelines.

For more information or interview opportunities, please contact:

South Africa: International:

Lauren Callie Paul Marriage

Standard Chartered Bank, South Africa Standard Chartered PLC

'Lauren.Callie@za.standardchartered.com' 'Paul.Marriage@uk.standardchartered.com'

+27 (0)11 217 6600 +44 (0)20 7280 7163

+27 (0)82 894 5581 +44 (0)7909 687 366

Ends

Note to Editors:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations *in more than* 50 *countries in the* Asia *Pacific Region*, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Interim Results
Released	09:00 6 Aug 2003
Number	3776O

TO CITY EDITORS 6 August 2003

FOR IMMEDIATE RELEASE

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

Results

- Profit before tax rose 17 per cent to $741 million compared with $634 million in H1 2002 (H2 2002: $628 million).
- Net revenue up three per cent to $2,347 million from $2,285 million (H2 2002: $2,254 million).
- Costs firmly controlled at $1,292 million (H1 2002: $1,244 million; H2 2002: $1,313 million) with significant investment made in the business.
- Debt charge down to $308 million (H1 2002: $407 million) due to proactive management of personal bankruptcies in Hong Kong.
- Normalised earnings per share at 41.7 cents (H1 2002: 36.1 cents; H2 2002: 38.8 cents).
- Normalised return on equity at 14.2 per cent (H1 2002: 12.8 per cent; H2 2002: 13.9 per cent).
- Interim dividend per share increased by ten per cent to 15.51 cents.

Significant achievements

- Normalised earnings per share up 16 per cent.
- Strong performance in many markets, including India, United Arab Emirates, Thailand, Taiwan, the Philippines, Bangladesh, Pakistan and Kenya.
- Expanded network, including opening branches in eight new cities in India.
- Good progress in Consumer Banking.
- Strong performance in Wholesale Banking.
- Re-entered South Africa.

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"I am pleased to be able to report strong performance despite the economic uncertainty that dominated the first half of 2003. These results demonstrate that we have developed the strength and flexibility to withstand the tough conditions that prevailed in some markets and to thrive where conditions were more favourable."

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Page

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2003

	6 months	6 months	6 months

	ended	ended	ended
	30.06.03	30.06.02	31.12.02
	$m	$m	$m
RESULTS			
Net revenue	**2,347**	2,285	2,254
Provisions for bad and doubtful debts and contingent liabilities	**(308)**	(407)	(305)
Profit before taxation	**741**	634	628
Profit attributable to shareholders	**489**	416	428
BALANCE SHEET			
Total assets	**119,915**	112,817	113,010
Shareholders' funds:			
Equity	**7,023**	6,470	6,695
Non-equity	**625**	1,273	632

Capital resources	**13,537**	13,507	13,031
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share – normalised basis	**41.7**	36.1	38.8
basic	**39.4**	31.8	25.8
Dividends per share	**15.51**	14.10	32.90
Net asset value per share	**599.0**	570.7	572.1
RATIOS	**%**	%	%
Post-tax return on equity – normalised basis	**14.2**	12.8	13.9
Cost to income ratio – normalised basis	**53.4**	51.9	55.3
Capital ratios:			
Tier 1 capital	**8.8**	9.0	8.6
Total capital	**14.5**	15.9	14.5

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capital nature and profits/losses on repurchase of

share capital.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

I am pleased to be able to report strong performance despite the economic uncertainty that dominated the first half of 2003. These results demonstrate that we have developed the strength and flexibility to withstand the tough conditions that prevailed in some markets and to thrive where conditions were more favourable.

Our profit before tax was $741 million, 17 per cent higher than the same period in 2002. Normalised earnings per share was up 16 per cent at 41.7 cents.

We are declaring an interim dividend of 15.51 cents per share, an increase of ten per cent.

Economic Commentary

In recent years the world economy has had to contend with a succession of shocks and the first half of 2003 was no different.

SARS reduced discretionary spending across Asia, where tourism, business travel and retail spending all suffered. It also

India's economy continues to enjoy strong growth, with GDP growth forecast to exceed five per cent once again this year.

The war in Iraq created uncertainty, not least in the Middle East but the negative economic effects of the conflict were short-lived. Higher oil prices and diversification will sustain economic growth in the Gulf. There are challenges ahead, but there are also many exciting opportunities for us in the region.

Most African economies gained from the weakness of the US dollar, stable commodity prices, continuing inflows of aid and stable macro-economic policies that have helped keep inflation low. Africa remains a region of strong potential for those, like us, who know it well.

Business Progress

The Group is building a reputation for delivery. This has continued in the first six months.

dented business and consumer confidence and led to a cooling of investor sentiment towards Asia.

Hong Kong's economic recovery has been temporarily stalled by SARS. Despite high unemployment, recovery is starting to take hold in Hong Kong once again, led by the growth of exports and other areas of the economy linked to China. However, the environment remains challenging in the short term.

China's sustained growth is stimulating intra-regional trade in Asia which grew by 21 per cent in the first half of 2003. The emergence of Asia as an increasingly influential trading bloc bodes well for the economies of our key markets in the region.

Singapore's economy is having to move further up the value chain in the face of tougher regional competition. However, we expect GDP to grow at 1.5 per cent this year, rising to 4.5 per cent in 2004.

We have balanced the pursuit of growth with firm control of risks.

We have continued to control costs. This will be the first year we see net savings from our global shared service centres in Kuala Lumpur and Chennai, as more services are centralised.

Consumer Banking has performed well, outside of Hong Kong. It is on track and we are building an advantaged business model. Wholesale Banking is showing strong growth.

As the world changes, there is a need for us to reconsider our branch footprint. Consequently, I am delighted that we are re-entering South Africa.

This month we announced that we had been granted a banking licence to open a branch in Johannesburg. At the same time we acquired 20twenty, an internet financial services firm, as a starting point for Consumer Banking in South Africa.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT (continued)

We have applied for a banking licence in Afghanistan and expect to be the first major international bank to open for commercial business there. We expect to open a representative office in Turkey in the fourth

The Board

This is my first statement to you as Chairman, having taken over the role in May 2003 following the retirement of Sir

quarter.

Meanwhile, in India, we have embarked on a major branch expansion programme and opened in eight new cities during the first half of 2003.

Community Achievements

One of the things that has struck me about this organisation is the enormous amount of work and commitment for the community. I'm proud that our efforts to make a difference to the communities in which we operate have been recognised through two awards.

Our "Living with HIV" campaign received the Global Business Coalition Award 2003 for Business Excellence in the Workplace. We have also been awarded the Business in the Community International Award for our Community Partnership for Africa.

In February we launched a major fund-raising initiative called "Seeing is Believing". This is a joint venture with Sight Savers International. We aim to raise sufficient funds to restore the sight of 28,000 people around the world.

Patrick Gillam. Under his guidance Standard Chartered grew total shareholder return seven fold over ten years and the Group is now well positioned for further growth.

Three directors have retired from the Board. Cob Stenham and Ronnie Chan stepped down in May while Barry Clare stepped down in July.

I would like to thank them for their valued contributions to the Board.

I am delighted to be working with such a strong and dynamic management team towards the continued growth of this impressive company.

Summary

As I have travelled around the Bank I have been impressed by our local talent and by the many opportunities we have. The Group's long term strategy to focus on the world's leading growth markets and the proven ability of the management team to consistently deliver against performance targets will ensure that we continue to lead the way in Asia, Africa and the Middle East.

Bryan Sanderson

Chairman

6 August 2003

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

We have had a strong first half. We achieved a 17 per cent increase in pre-tax profit and, despite the economic impact of the Iraq war and the SARS virus, we have stayed on track and continued to deliver good growth. We have consistently met our targets, we have a strong management team, motivated employees, and we see excellent opportunities for growth.

Progress on Management Agenda

At our Annual Results presentation in February we outlined the five key points of our Management Agenda for 2003. These were:

- Drive returns in Wholesale Banking
- Grow Consumer Banking revenue

winning mandates and improving our position in areas such as structured finance and debt capital markets.

In an interest rate environment where it has been difficult to sustain earnings from asset and liability management, the diversification of our earnings mix has strengthened our Wholesale Banking business.

Consumer Banking

Consumer Banking is ahead of plan and on track to building an advantaged Consumer Banking business in our markets. We have de-risked the Hong Kong business and the revenue impact is as expected.

We have achieved double-digit revenue

- Accelerate India growth

- Leverage the China opportunity

- Drive technology improvements

We have made substantial progress on this agenda in the first half of the year.

Wholesale Banking

The performance of Wholesale Banking has been strong. We set out, a year ago, to reposition this business to generate greater returns from a tightly controlled capital base. This strategy is delivering. We have reduced the risk in this business. We have focused on which customers we should serve and we have developed a broader and more balanced range of products.

While we have seen six per cent revenue growth overall, customer revenues are up seven per cent with local corporates being the main source of growth.

An example of an innovative new product is B2BeX, an internet platform for trade sourcing, payments and financing. We already have 250 corporations using B2BeX for trade facilitation.

In a climate of low asset demand and low interest rates, growth in our cash and lending products remains slow. However, growth in many markets, including Thailand, Indonesia and the Philippines and across the Middle East and South Asia region.

We have grown Consumer Banking assets outside of Hong Kong by 15 per cent. We continued to win market share in mortgages in places like Hong Kong, Singapore and India.

We continue to invest in the consumer business. Initiatives in the first half included:

- the branch expansion programme in India,

- upgrading branches in the United Arab Emirates and Africa,

- increasing the size of our direct sales teams, in countries such as Thailand and Taiwan.

We believe that customer service can continue to be a differentiator for us and we have commenced a major drive to improve service levels to customers in all our markets.

Hong Kong and Greater China

The market environment in Hong Kong remains tough, having been set back in

we are

recent months by SARS. In the first half of the year, the rate of revenue decline has flattened while profit before tax rose seven per cent over the second half of

last year. However, we achieved 22 per cent growth in trade finance, and reduced bad debts from personal bankruptcies by 30 per cent.

However, Hong Kong is a maturing market and, consequently, we will continue to reshape our business to improve our scale and efficiency. We are well placed for renewed growth in credit card revenues on the back of the positive credit bureau and are re-launching our Manhattan Card this month.

Hong Kong continues to be our most important market. It is an integral part of the Pearl River Delta, China's most dynamic economic region.

In China we continue to make progress and it is a market that will remain high on our agenda in the coming years. We are a leader in Renminbi business among foreign banks and were among the first foreign financial institutions to be awarded custody licences in Shanghai.

mortgages and personal loan business.

MESA

The MESA region is now a significant part of our Group and has huge potential. In the last six months revenues were up 12 per cent and profit before tax up 17 per cent over the equivalent period last year. We are now the most profitable foreign bank in the United Arab Emirates. We retain our position as the number one foreign bank in Pakistan and Bangladesh and we are the leading issuer of Visa cards in South Asia and the UAE. Revenues have also been driven by Wholesale Banking, through growth in trade products and structured and fixed income products.

Following the Iraq War, cross-border trade flows with markets like Turkey, Afghanistan, Iraq and Iran appear to be growing and offer potential to us.

Our MESA business will continue to grow - it is a priority area for us. We have a strong track record and we are well positioned in

India

India is an important market for Standard Chartered. Two years ago it accounted for around ten per cent of the Group, now it contributes over 15 per cent of Group profit. With strong management, good execution of growth plans and the transformation of our branch offices, we are building on the platform created by the Grindlays acquisition.

The Bank has strong market positions across a number of businesses including global markets and cash management.

Mortgages are a relatively new industry in India. However, we have identified this area as a major opportunity and have expanded this business substantially in the first half.

There remains strong growth potential for our Bank in India. We have 26 per cent market share among the foreign banks but only two per cent of the total market. We will be opening more new branches, expanding into additional cities and accelerating the growth of our the region.

Africa

Our business in sub-Saharan Africa has consistently produced good returns and we have strong market shares.

Our Wholesale Banking business already has a dominant position and, as a result of investment in branch refurbishment, training and new products, we have grown our Consumer Banking revenues by over 20 per cent.

We see opportunities to grow our business in the two biggest economies in the region, South Africa and Nigeria.

There are major challenges in Africa, such as the economic situation in Zimbabwe and the impact of AIDS across the region. However, we have seen strong performances in markets like Kenya, Botswana and Ghana. In a number of economies the improving political situation and

a new international recognition of the role of Africa is leading to reward and investment.

In realising these opportunities we will combine global capability with deep local knowledge.

Market Growth

We focus on attractive growing markets where we can leverage our customer relationships and our expertise. These markets present a range of opportunities for us. We must prioritise and balance growth in order to ensure that we deliver for today as well as investing for the future.

Within more mature markets, like Singapore and Hong Kong we want to gain scale and improve efficiency.

Some of the faster growing economies including India, Thailand and the UAE present immediate growth opportunities. We intend to use our competitive edge to grow faster than GDP in these countries.

There are also markets where we currently have a small presence that we believe represent significant potential future growth opportunities; South Africa and South Korea are good examples. We have taken steps in both these markets.

In South Africa we have been granted a banking licence and acquired 20twenty, an internet financial services company, for less than $10 million. In South Korea we are planning to launch our Consumer Banking business in the third quarter and we have also taken a 3.7 per cent stake in KorAm Bank, one of the leading banks in South

Management Strength

Management strength is what sets the best companies apart. We have made considerable efforts to strengthen our team. We have moved 60 of our top 250 executives during the past year to broaden their international managerial capability and experience. Forty of these moves have been across geographies.

We are bringing in more retailers and marketeers, as we recognise the importance of our brand and service levels.

We also have a rich diversity of people. Forty-eight per cent of our employees are women and 35 per cent of our managers are Asian. We still have progress to make. However, I am proud of our employees and am pleased that we are increasingly seen as an employer of choice - a place where people want to work.

Brand and Values

We are an international bank with a strong brand and a strong set of internal values. Recent research into how we are perceived by our customers and our stakeholders has shown that our brand awareness has increased significantly in markets like Thailand, India and Singapore.

We have also modernised our image and

Korea, for a consideration of $56 million.

In other markets, like China, the growth of market opportunities is dependent on regulatory change. We will introduce our brand and services as the markets develop.

reshaped our brand and values.

Our brand promise is to be the right partner for our customers, communities and employees.

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

The Outlook

In a challenging environment we have delivered in the first half and we are making progress against key performance metrics.

In Consumer Banking, we have good revenue growth opportunities and we are investing further in key growth markets, like India and MESA. However the challenges remain in Hong Kong where short term pressures are considerable. In Wholesale Banking, we are

confident that our momentum will continue.

Although economic confidence is improving in the short term, it does remain fragile worldwide. We remain confident that we will continue to deliver on our management agenda and financial targets and we intend to deliver again in the second half.

Mervyn Davies

Group Chief Executive

6 August 2003

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The results for the six months ended 30 June 2003, reflect a strong performance with profit before taxation 17 per cent higher than the equivalent period last year, at $741 million. Normalised earnings per share has grown by 16 per cent to 41.7 cents. This is a particularly good performance given the economic uncertainty, with war in Iraq and the outbreak of the SARS virus. SARS led to lower consumer spending and higher unemployment in Hong Kong and Singapore.

Despite this difficult environment, net revenue has grown three per cent from $2,285 million in the first half of 2002 to $2,347 million in this period. This is due to strong asset growth in our growing markets, particularly India, MESA and Africa, and increasing sales of investment products.

Net interest income fell by five per cent to $1,458 million. This was driven by Singapore and Africa all made significant contributions with strong growth in customer driven revenue.

Other operating income more than doubled from $38 million to $79 million, largely from profit on sale of investment securities as part of a programme to de-risk the book.

Costs have grown by four per cent to $1,292 million but fell two per cent over the second half of 2002. Tight control over costs while continuing to invest in the business remains a priority. Centralising to global hubs, standardisation and re-engineering underpin the drive for cost efficiency. In the first half of 2003 investment has been focused on infrastructure, product innovation and improvement of service platforms and distribution. The cost income ratio (on a normalised basis) at 53.4 per cent is higher than the equivalent period last year but is lower than the full year 2002 ratio of 53.6

bankruptcy containment actions in Hong Kong, margin pressure on mortgages in Singapore and lower yields on asset and liability management, particularly in Hong Kong and the Americas, UK and Group Head Office. Growth was seen in all other areas. The net interest margin fell from 3.1 per cent in the first half of 2002 to 2.8 per cent this period. The generally low interest rate environment and, in Hong Kong, a change in product mix was behind this fall.

Net fees and commissions increased by 13 per cent from $476 million to $536 million. Most regions contributed to this increase, but an excellent performance was seen in MESA, where fee income increased $16 million, or 30 per cent, over the first half of 2002. Singapore's results improved by 23 per cent, or $10 million, and in Africa there was a $9 million increase.

The revenue from dealing profits increased 20 per cent from $229 million to $274 million. India,

per cent.

Effective risk management led to a reduction in the debt charge of $99 million or 24 per cent from $407 million to $308 million. Provision for bankruptcies in Hong Kong fell from $149 million to $104 million. The corporate portfolio performed well.

CONSUMER BANKING

Consumer Banking continues to be a key business for Standard Chartered. Operating profit has increased ten per cent from $326 million in the first half of 2002 to $357 million in the six months to June 2003, despite the impact of SARS. Consumer Banking revenues have been flat, with nine per cent revenue growth outside Hong Kong offset by a 13 per cent decline in Hong Kong.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table provides an analysis of operating profit by geographic segment for Consumer Banking:

	6 months ended 30.06.03	

				Asia Pacific
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Net revenue	465	162	78	157
Costs	(192)	(53)	(40)	(86)
Charge for debts	(164)	(19)	(9)	(32)
Operating profit	109	90	29	39

					6 months ended 30.06.03
				Americas	
		Middle		UK &	
		East &		Group	Consumer
		Other		Head	Banking
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Net revenue	107	116	86	40	1,211
Costs	(58)	(57)	(73)	(37)	(596)
Charge for debts	(23)	(8)	(2)	(1)	(258)

Operating profit	26	51	11	2	357

	6 months ended 30.06.02			
	Asia Pacific			
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Net revenue	533	149	75	135
Costs	(200)	(49)	(38)	(80)
Charge for debts	(238)	(16)	(10)	(30)
Operating profit	95	84	27	25

	6 months ended 30.06.02				
				Americas	
		Middle		UK &	
		East &		Group	Consumer

		Other		Head	Banking
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Net revenue	101	102	70	50	1,215
Costs	(62)	(49)	(60)	(30)	(568)
Charge for debts	(18)	(7)	(1)	(1)	(321)
Operating profit	21	46	9	19	326

				6 months ended 31.12.02
				Asia Pacific
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Net revenue	480	164	81	150
Costs	(222)	(57)	(41)	(97)
Charge for debts	(196)	(19)	(12)	(28)

Operating profit	62	88	28	25

	6 months ended 31.12.02				
				Americas	
		Middle		UK &	
		East &		Group	Consumer
		Other		Head	Banking
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Net revenue	103	111	67	45	1,201
Costs	(52)	(55)	(64)	(34)	(622)
Charge for debts	(20)	(9)	(2)	4	(282)
Operating profit	31	47	1	15	297

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

In Hong Kong, revenue dropped from $533 million to $465 million as a direct result of bankruptcy containment actions. Revenue attrition has been partially offset by growth the underlying momentum of the business. The distribution network has been expanded with branches in eight new cities.

in mortgages and Wealth Management. This coupled with an $8 million reduction in costs and a $74 million reduction in debts generated a $109 million operating profit, reflecting the success of the action taken to contain bankruptcy losses.

In Singapore, revenue rose by $13 million to $162 million despite acute margin pressure. Mortgage revenue grew as a result of increased lending to smaller corporates in Business Financial Services and as a result of the low interest rate environment.

In Malaysia, operating profit grew by seven per cent to $29 million. Revenue increased by four per cent. There was strong growth in mortgages and good performance in Business Financial Services.

The Other Asia Pacific region had good results, with a 56 per cent increase in operating profit from $25 million to $39 million. This was largely due to Indonesia, Taiwan and Thailand, where there has been excellent growth in mortgages and Wealth Management. This growth was despite interest rate caps on credit card lending.

In India revenue increased by $6 million from $101 million to $107 million. This understates

Although private sector competition is driving down margins, MortgageOne has been successfully launched and has great potential as mortgages are a relatively new business in India. Costs have been reduced by six per cent to $58 million.

In MESA revenue grew by 14 per cent to $116 million. Unsecured loans and Wealth Management are key business drivers in the region. Internet banking has been launched and there has been good growth in the card market, especially in UAE, Pakistan, Bangladesh and Jordan.

Revenue in Africa increased by $16 million, or 23 per cent, to $86 million with strong growth in lending volumes.

The Americas, UK and Group Head Office has seen a reduction in operating profit from $19 million to $2 million. This is due to the restructuring of the Offshore Banking Business based in Jersey. Revenue has decreased by $10 million as the business is reconfigured and refocused. Costs have increased by $7 million to prepare for a new integrated sales and technology platform.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

An analysis of Consumer Banking revenue by product is set out below:

	6 months	6 months	6 months
	ended	ended	ended
Revenue by product	**30.06.03**	30.06.02	31.12.02
	$m	$m	$m
Cards and Personal Loans	**508**	557	525
Wealth Management / Deposits	**403**	412	403
Mortgages and Auto Finance	**283**	232	260
Other	**17**	14	13
	1,211	1,215	1,201

Credit Cards and Personal Loans has grown steadily and performed well outside Hong Kong. However in Hong Kong the bankruptcy situation and SARS has affected performance. Elsewhere regulatory intervention and interest caps limited margin growth in some markets.

Wealth Management revenue has fallen by $9 million to $403 million, due to margin pressure. The impact of this however has 46.7 per cent in June 2002 and 51.8 per cent in December 2002.

The charge for bad debts is $258 million compared to $321 million for the period ended June 2002 and $282 million for the period ended 31 December 2002. The Hong Kong bankruptcy situation is gradually improving.

WHOLESALE BANKING

been partially offset by strong sales of investment service products.

The volume of Mortgages and Auto Finance has grown, and with it revenue has increased 22 per cent from $232 million to $283 million. This business benefited from stable margins and product innovation.

Costs have increased from $568 million to $596 million, reflecting continued investment in infrastructure, product innovation, service platform and distribution. The cost income ratio at 30 June 2003 is 49.2 per cent compared with

Wholesale Banking has performed well in the first six months of 2003. The repositioning of the business towards higher returns that was undertaken through 2002 has led to improved profitability. Revenue has increased by six per cent to $1,136 million and costs have increased three per cent from $608 million to $629 million resulting in a positive cost-income "jaws" of three per cent. Risk management has been effective with the debt charge reduced from $86 million in the six months to 30 June 2002 to $50 million in this period.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table provides an analysis of operating profit by geographic segment for Wholesale Banking:

	6 months ended 30.06.03	

	Asia Pacific			
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Net revenue	186	89	42	163
Costs	(108)	(51)	(31)	(129)
Charge for debts	(17)	-	5	(31)
Amounts written off fixed asset investments	-	-	-	-
Operating profit	61	38	16	3

	6 months ended 30.06.03				
				Americas	
		Middle		UK &	
		East &		Group	Wholesale
		Other		Head	Banking
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m

Net revenue	143	155	126	232	1,136
Costs	(40)	(49)	(60)	(161)	(629)
Charge for debts	1	18	(8)	(18)	(50)
Amounts written off fixed asset investments	(1)	-	-	(5)	(6)
Operating profit	103	124	58	48	451

	6 months ended 30.06.02			
	Asia Pacific			
	Hong Kong	Singapore	Malaysia	Other Asia Pacific
	$m	$m	$m	$m
Net revenue	201	86	40	148
Costs	(96)	(48)	(35)	(115)
Charge for debts	7	(1)	-	(4)
Operating profit/(loss)	112	37	5	29

	6 months ended 30.06.02				
				Americas	
		Middle		UK &	
		East &		Group	Wholesale
		Other		Head	Banking
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Net revenue	97	140	106	252	1,070
Costs	(41)	(43)	(51)	(179)	(608)
Charge for debts	(1)	7	4	(98)	(86)
Operating profit/(loss)	55	104	59	(25)	376

	6 months ended 31.12.02			
	Asia Pacific			
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific

	$m	$m	$m	$m
Net revenue	202	86	38	139
Costs	(104)	(55)	(29)	(114)
Charge for debts	(1)	(5)	9	1
Amounts written off fixed asset investments	-	-	-	-
Operating profit	97	26	18	26

	6 months ended 31.12.02				
				Americas	
		Middle		UK &	
		East &		Group	Wholesale
		Other		Head	Banking
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Net revenue	93	148	89	258	1,053
Costs	(35)	(49)	(53)	(164)	(603)
Charge for debts	1	(4)	(4)	(20)	(23)
Amounts written off fixed asset investments	-	-	-	(8)	(8)
	59	95	32	66	419

Operating profit						

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

In Hong Kong net revenue fell by $15 million. A decline in asset and liability management was partially offset by growth in trade, customer driven foreign exchange on the back of steady growth in exports, and cash management. The debt charge increased by $24 million. This was due to the first half of 2002 benefiting from strong recoveries.

Singapore increased revenue by $3 million to $89 million, due to asset growth. However this was offset by a $3 million increase in costs.

In Malaysia, revenues grew by five per cent. This, together with tight cost and credit control has led to an increase in operating profit from $5 million to $16 million.

In the Other Asia Pacific region, revenue grew by ten per cent or $15 million to $163 million reflecting the benefit of the restructuring that took place in 2002, together with an improved performance in Global Markets.

repositioning and de-risking the investment portfolio, together with strong growth in commercial banking.

The *operating profit* for MESA has increased from $104 million to $124 million due to improved margins in commercial banking and asset and liability management, increased customer sales activity in Global Markets, the repositioning of the risk profile, and enhanced Global Market product offering.

In Africa revenue increased by $20 million to $126 million. This was offset by a $9 million increase in costs and a $12 million increase in the debt charge (30 June 2002 was a net $4 million recovery).

In the Americas, UK and Group Head Office the restructuring of Latin America that took place in 2002 is reflected in the $73 million increase in operating profit. Although revenue fell by $20 million, this was more than offset by an $18 million reduction in costs and an $80 million

India operating profit increased by 87 per cent to $103 million. This is largely due to reduction in the debt charge.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

An analysis of Wholesale Banking revenue by product is set out below:

	6 months	6 months	6 months
	ended	ended	ended
Revenue by product	**30.06.03**	30.06.02	31.12.02
	$m	$m	$m
Trade and Lending	**395**	393	382
Global Markets	**556**	488	485
Cash Management	**158**	158	157

Custody	**27**	31	29
	1,136	1,070	1,053

Trade and Lending revenue grew one per cent to $395 million. Trade finance grew well underpinned by the integrated trade platform B2BeX, which was launched in October 2002, while lending fell. Growth in India, MESA and Africa was offset by Other Asia Pacific where there was subdued demand, strong liquidity and falling loan prices.

Revenue in Global Markets increased by $68 million, or 14 per cent to $556 million. This performance reflects growth in derivatives, fixed income, and structured products. Customer revenues have increased faster than trading revenues. Revenues from asset and liability management fell due to low interest rates and the flat dollar yield curve. This however was partially offset by gains on investment securities.

Cash Management revenue was flat in a low interest rate environment but volumes increased by ten per cent. Revenue growth was reported in MESA, Africa, UK and Americas, and was particularly driven by multi-national corporations.

The debt charge has fallen $36 million or 42 per cent. This reflects the continued effectiveness of risk management strategies undertaken since 2001 to de-risk the Wholesale Bank portfolio, together with strong recoveries.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk, which arise directly through the Group's commercial activities, whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control function working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Custody revenue fell $4 million to $27 million despite higher business volumes. This was mainly due to the subdued Asian stockmarkets.

Costs have risen by three per cent for the half year due mainly to increased investment in technology and infrastructure. There was continued investment in B2BeX and a $6 million write down of investments.

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties, and portfolios, on the banking and trading books.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Loan Portfolio

The following table sets out by maturity the amount of customer loans net of provisions:

	30.06.03			
	One year or less	One to five years	Over five years	Total
	$m	$m	$m	$m
Consumer Banking				
Mortgages	2,144	4,372	14,055	20,571
Other	4,832	3,175	1,512	9,519
Total	6,976	7,547	15,567	30,090

General Provisions				**(458)**
Net loans and advances to customers	**28,541**	**11,781**	**18,149**	**58,013**

	30.06.02			
	One	One to	Over	
	year	five	five	
	or less	years	years	Total
	$m	$m	$m	$m
Consumer Banking				
Mortgages	2,914	3,989	13,156	20,059
Other	4,727	2,780	1,140	8,647
Total	7,641	6,769	14,296	28,706
Wholesale Banking	20,821	3,497	2,327	26,645
General Provisions				(468)
Net loans and advances to customers	28,462	10,266	16,623	54,883

	31.12.02

	One	One to	Over	
	year	five	five	
	or less	years	years	Total
	$m	$m	$m	$m
Consumer Banking				
Consumer Banking				
Mortgages	1,977	4,399	14,012	20,388
Other	4,798	3,197	1,218	9,213
Total	6,775	7,596	15,230	29,601
Wholesale Banking	22,035	4,077	1,764	27,876
General Provisions				(468)
Net loans and advances to customers	28,810	11,673	16,994	57,009

The Group's loans and advances to customers are predominantly short term with approximately half the portfolio having a maturity of one year or less. The longer term portfolio, with a maturity of over five years, mainly relates to Consumer Banking personal residential mortgages.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out an analysis of the Group's net loans and advances as at 30 June 2003, 30 June 2002 and 31 December 2002 by the principal category of borrowers, business or industry and/or geographical distribution:

	30.06.03			
	Asia Pacific			
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Loans to Individuals				
Mortgages	12,833	3,925	2,153	818
Other	2,285	1,726	598	1,781
Consumer Banking	15,118	5,651	2,751	2,599
Agriculture, Forestry and Fishing	4	6	74	36
Construction	60	33	28	32
Commerce	1,513	879	167	599
Electricity, Gas and Water	118	66	10	157
Financing, Insurance and Business services	1,578	773	365	643
Loans to Governments	-	162	414	8
Mining and Quarrying	-	8	37	26
Manufacturing	1,231	595	251	2,111
Commercial real estate	896	712	15	151
Transport, Storage and Communication	406	149	146	159
Other	17	35	59	181

Wholesale Banking	5,823	3,418	1,566	4,103
General provisions				
Total loans and advances to customers	20,941	9,069	4,317	6,702
Total loans and advances to banks	4,145	2,015	414	2,796

					30.06.03
				Americas	
		Middle		**UK &**	
		East &		**Group**	
		Other		**Head**	
	India	**S Asia**	**Africa**	**Office**	**Total**
	$m	**$m**	**$m**	**$m**	**$m**
Loans to Individuals					
Mortgages	418	62	24	338	20,571
Other	980	1,707	282	160	9,519
Consumer Banking	1,398	1,769	306	498	30,090
Agriculture, Forestry and Fishing	20	25	81	267	513
Construction	6	103	30	4	296
Commerce	58	960	312	949	5,437
Electricity, Gas and Water	102	126	29	114	722
Financing, Insurance and Business services	112	645	167	1,268	5,551

Loans to Governments	-	13	-	352	949
Mining and Quarrying	5	91	43	569	779
Manufacturing	1,102	1,098	227	1,731	8,346
Commercial real estate	-	-	3	5	1,782
Transport, Storage and Communication	188	245	115	1,647	3,055
Other	-	204	37	418	951
Wholesale Banking	1,593	3,510	1,044	7,324	28,381
General provisions				(458)	(458)
Total loans and advances to customers	2,991	5,279	1,350	7,364	58,013
Total loans and advances to banks	224	1,692	228	6,452	17,966

Under "Loans to individuals - other", $1,360 million (30 June 2002: $1,804 million; 31 December 2002: $1,487 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,249 million (30 June 2002: $3,578 million; 31 December 2002: $3,378 million).

Approximately 52 per cent (30 June 2002: 52 per cent; 31 December 2002: 52 per cent) of total Loans and Advances to Customers relates to the Consumer Banking portfolio, predominantly personal residential mortgages.

The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentrations in special interest industries such as Aviation, Telecoms and Tourism. Exposure to each industry is less than five per cent of Wholesale Banking Loans and Advances to Customers.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

				30.06.02
				Asia Pacific
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Loans to Individuals				
Mortgages	12,764	3,447	1,970	1,104
Other	2,952	1,324	541	1,159
Consumer Banking	15,716	4,771	2,511	2,263
Agriculture, Forestry and Fishing	2	2	68	42
Construction	53	47	28	108
Commerce	1,048	536	236	664
Electricity, Gas and Water	330	44	24	285
Financing, Insurance and Business services	1,643	641	208	621
Loans to Governments	-	40	338	67
Mining and Quarrying	-	1	27	20

Manufacturing	1,129	500	203	1,999
Commercial real estate	877	979	20	121
Transport, Storage and Communication	304	196	68	202
Other	53	18	29	164
Wholesale Banking	5,439	3,004	1,249	4,293
General provisions				
Total loans and advances to customers	21,155	7,775	3,760	6,556
Total loans and advances to banks	4,053	2,644	725	2,771

	30.06.02				
				Americas	
		Middle		UK &	
		East &		Group	
		Other		Head	
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Loans to Individuals					
Mortgages	192	26	36	520	20,059
Other	812	1,467	188	204	8,647
Consumer Banking	1,004	1,493	224	724	28,706
Agriculture, Forestry and Fishing	13	16	91	182	416
Construction	6	138	17	7	404

Commerce	61	799	253	864	4,461
Electricity, Gas and Water	31	99	22	124	959
Financing, Insurance and Business services	101	318	49	1,822	5,403
Loans to Governments	2	13	-	446	906
Mining and Quarrying	9	126	33	744	960
Manufacturing	792	940	302	2,510	8,375
Commercial real estate	-	81	6	7	2,091
Transport, Storage and Communication	45	157	89	1,162	2,223
Other	-	54	16	113	447
Wholesale Banking	1,060	2,741	878	7,981	26,645
General provisions				(468)	(468)
Total loans and advances to customers	2,064	4,234	1,102	8,237	54,883
Total loans and advances to banks	335	1,731	279	7,565	20,103

	31.12.02			
	Asia Pacific			
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m
Loans to Individuals				
Mortgages	13,045	3,813	2,031	779

Other	2,573	1,524	575	1,684
Consumer Banking	15,618	5,337	2,606	2,463
Agriculture, Forestry and Fishing	5	7	59	35
Construction	58	38	37	18
Commerce	1,251	777	147	572
Electricity, Gas and Water	269	40	12	178
Financing, Insurance and Business services	1,645	586	404	489
Loans to Governments	-	41	552	66
Mining and Quarrying	-	19	51	26
Manufacturing	1,019	399	201	2,020
Commercial real estate	1,012	665	18	112
Transport, Storage and Communication	405	112	77	217
Other	31	39	37	194
Wholesale Banking	5,695	2,723	1,595	3,927
General provisions				
Total loans and advances to customers	21,313	8,060	4,201	6,390
Total loans and advances to banks	2,507	2,027	394	2,703

	31.12.02				
				Americas	
		Middle		UK &	
		East &		Group	

		Other		Head	
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Loans to Individuals					
Mortgages	283	20	35	382	20,388
Other	882	1,537	231	207	9,213
Consumer Banking	1,165	1,557	266	589	29,601
Agriculture, Forestry and Fishing	15	14	62	365	562
Construction	4	157	25	7	344
Commerce	19	784	283	1,151	4,984
Electricity, Gas and Water	23	50	35	109	716
Financing, Insurance and Business services	209	638	47	1,921	5,939
Loans to Governments	-	13	-	273	945
Mining and Quarrying	23	134	20	536	809
Manufacturing	887	1,242	299	2,256	8,323
Commercial real estate	-	-	6	6	1,819
Transport, Storage and Communication	113	178	107	1,577	2,786
Other	-	116	18	214	649
Wholesale Banking	1,293	3,326	902	8,415	27,876
General provisions				(468)	(468)
Total loans and advances to customers	2,458	4,883	1,168	8,536	57,009
Total loans and advances to banks	212	1,792	218	6,148	16,001

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.

Credit cards: a charge off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge off is currently at 120 days.

Other unsecured Consumer Banking products: a charge off is made at 150 days past due.

Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out the non-performing portfolio in Consumer Banking:

	30.06.03			
	Asia Pacific			
	Hong Kong	Singapore	Malaysia	Other Asia Pacific
	$m	$m	$m	$m
Loans and advances – Gross non-performing	144	109	192	72

Specific provisions for bad and doubtful debts	(55)	(16)	(25)	(17)
Interest in suspense	(1)	(3)	(23)	(10)
Net non-performing loans and advances	88	90	144	45
Cover ratio				

					30.06.03
				Americas	
		Middle		UK &	
		East &		Group	
		Other		Head	
	India	S Asia	Africa	Office	Total
	$m	$m	$m	$m	$m
Loans and advances – Gross non-performing	46	40	15	26	644
Specific provisions for bad and doubtful debts	(6)	(18)	(5)	(5)	(147)
Interest in suspense	(8)	(10)	(7)	(2)	(64)
Net non-performing loans and advances	32	12	3	19	433
Cover ratio					33%

	30.06.02*			
	Asia Pacific			
				Other
	Hong			Asia
	Kong	Singapore	Malaysia	Pacific
	$m	$m	$m	$m

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03 OCT -1 7:21

Company	Standard Chartered PLC
TIDM	STAN
Headline	Acquisition
Released	09:11 6 Aug 2003
Number	3779O

6 August, 2003

Standard Chartered acquires 9.8 per cent stake in KorAm

Standard Chartered announces today that it has increased its stake in KorAm Bank to 9.76 per cent. It has paid a total cash consideration of US$154 million for the 9.76 per cent holding.

The stake of 19.82 million shares has been purchased in two tranches at an average price of 9187 Korean won. An initial acquisition of 3.68 per cent was followed by acquisition today of 6.08 per cent.

KorAm is the sixth largest bank in South Korea with total assets of US$35 billion. It has 224 branches, 42,000 corporate customers and 6.5 million retail customers.

"KorAm is a well-run business with a good management team and a history of foreign ownership," said Standard Chartered Group Chief Executive Mervyn Davies. "This provides Standard Chartered with another foothold in South Korea and gives us further insight into the country's banking market. We have no immediate plans to increase our stake further."

Standard Chartered already operates a Wholesale Banking business in South Korea and is committed to growing a Consumer Banking business in this market.

Standard Chartered first opened in Korea more than 100 years ago. It re-entered the market in 1968 when it was the first European bank to be invited to open a branch in South Korea.

NOTES TO EDITORS:

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United

Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

For further information, please contact:

Paul Marriage Ben Hung

Head of Media Relations Head of Investor Relations

+ 44 (0)20 7280 7163 + 44 (0)20 7280 7245

paul.marriage@uk.standardchartered.com ben.hung@uk.standardchartered.com

Lavina Chan Betty Ku

Senior Corporate Affairs Manager, Head of Investor Relations,

HK, China and NE Asia Asia Pacific

+ 852 2820 3075 + 852 2821 1310

lavina.chan@hk.standardchartered.com betty.ku@hk.standardchartered.com

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:07 7 Aug 2003
Number	4651O

SCHEDULE 11

AMENDING NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

03 OCT -1 AM 7:21

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the *shareholder named in 2 above or in respect of a non-beneficial* interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER THE STANDARD CHARTERED 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

13 MAY 2003

18) Period during which or date on which exercisable:

OPTIONS GRANTED UNDER THE EXECUTIVE SHARE OPTION SCHEME ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

4,040 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

742.5p

22) Total number of shares or debentures over which options held following this notification:

161,615

23) Any additional information:

THIS ANNOUNCEMENT AMENDS THE ONE MADE ON 13 MAY 2003, THAT REPORTED THE GRANT OF AN OPTION OVER 117,171 STANDARD CHARTERED PLC ORDINARY SHARES. THE NUMBER OF ORDINARY SHARES SHOULD HAVE READ 121,211.

24) Name of contact and telephone number for queries:

Claire Willoughby 020 7280 7115

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of amending Notification: 7 AUGUST 2003

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:51 14 Aug 2003
Number	7053O

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL DENOMA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MORGAN STANLEY DEAN WITTER REYNOLDS IRA

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SCRIP DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

i. 76
ii. 237
iii. 142

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

i. 974.3p
ii. 843p
iii. 653.7p

13) Date of transaction:

i. 13 October 2000
ii. 17 May 2002
iii. 15 October 2002

14) Date company informed:

N/A

15) Total holding following this notification:

10,455

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

THE SHARES ARE HELD BY MORGAN STANLEY DEAN WITTER REYNOLDS FOR MR DENOMA'S RETIREMENT ACCOUNT WHICH THEY MANAGE ON HIS BEHALF

24) Name of contact and telephone number for queries:

DEBORAH HARVEY 020 7280 7024

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH HARVEY

Date of Notification: 14 AUGUST 2003

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:53 9 Sep 2003
Number	5692P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MRS SIRKKA SANDERSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

MRS SIRKKA SANDERSON (SPOUSE)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

1,159

8) Percentage of issued class:

0.000099

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

854.13p

13) Date of transaction:

9 SEPTEMBER 2003

14) Date company informed:

9 SEPTEMBER 2003

15) Total holding following this notification:

52,661

16) Total percentage holding of issued class following this notification

0.004490

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER - 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH HARVEY

Date of Notification: .... 9 SEPTEMBER 2003

END

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Interim Report 2003

Standard Chartered

HIGHLIGHTS

STANDARD CHARTERED PLC RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

Results

- Profit before tax rose 17 per cent to $741 million compared with $634 million in H1 2002 (H2 2002: $628 million).
- Net revenue up three per cent to $2,347 million from $2,285 million (H2 2002: $2,254 million).
- Costs firmly controlled at $1,292 million (H1 2002: $1,244 million; H2 2002: $1,313 million) with significant investment made in the business.
- Debt charge down to $308 million (H1 2002: $407 million) due to proactive management of personal bankruptcies in Hong Kong.
- Normalised earnings per share at 41.7 cents (H1 2002: 36.1 cents; H2 2002: 38.8 cents).
- Normalised return on equity at 14.2 per cent (H1 2002: 12.8 per cent; H2 2002: 13.9 per cent).
- Interim dividend per share increased by ten per cent to 15.51 cents.

Significant achievements

- Normalised earnings per share up 16 per cent.
- Strong performance in many markets, including India, United Arab Emirates, Thailand, Taiwan, the Philippines, Bangladesh, Pakistan and Kenya.
- Expanded network, including opening branches in eight new cities in India.
- Good progress in Consumer Banking.
- Strong performance in Wholesale Banking.
- Re-entered South Africa.

Commenting on these results, the Chairman of Standard Chartered PLC, Bryan Sanderson, said:

"I am pleased to be able to report strong performance despite the economic uncertainty that dominated the first half of 2003. These results demonstrate that we have developed the strength and flexibility to withstand the tough conditions that prevailed in some markets and to thrive where conditions were more favourable."

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Unless another currency is specified, the word "dollar" or symbol "$" in this document means United States dollar.

STANDARD CHARTERED PLC - SUMMARY OF RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2003

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
RESULTS			
Net revenue	**2,347**	2,285	2,254
Provisions for bad and doubtful debts and contingent liabilities	**(308)**	(407)	(305)
Profit before taxation	**741**	634	628
Profit attributable to shareholders	**489**	416	428
BALANCE SHEET			
Total assets	**119,915**	112,817	113,010
Shareholders' funds:			
Equity	**7,023**	6,470	6,695
Non-equity	**625**	1,273	632
Capital resources	**13,537**	13,507	13,031
INFORMATION PER ORDINARY SHARE	**Cents**	Cents	Cents
Earnings per share – normalised basis	**41.7**	36.1	38.8
basic	**39.4**	31.8	25.8
Dividends per share	**15.51**	14.10	32.90
Net asset value per share	**599.0**	570.7	572.1
RATIOS	**%**	%	%
Post-tax return on equity – normalised basis	**14.2**	12.8	13.9
Cost to income ratio – normalised basis	**53.4**	51.9	55.3
Capital ratios:			
Tier 1 capital	**8.8**	9.0	8.6
Total capital	**14.5**	15.9	14.5

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill, profits/losses of a capital nature and profits/losses on repurchase of share capital.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

I am pleased to be able to report strong performance despite the economic uncertainty that dominated the first half of 2003. These results demonstrate that we have developed the strength and flexibility to withstand the tough conditions that prevailed in some markets and to thrive where conditions were more favourable.

Our profit before tax was $741 million, 17 per cent higher than the same period in 2002. Normalised earnings per share was up 16 per cent at 41.7 cents.

We are declaring an interim dividend of 15.51 cents per share, an increase of ten per cent.

Economic Commentary

In recent years the world economy has had to contend with a succession of shocks and the first half of 2003 was no different.

SARS reduced discretionary spending across Asia, where tourism, business travel and retail spending all suffered. It also dented business and consumer confidence and led to a cooling of investor sentiment towards Asia.

Hong Kong's economic recovery has been temporarily stalled by SARS. Despite high unemployment, recovery is starting to take hold in Hong Kong once again, led by the growth of exports and other areas of the economy linked to China. However, the environment remains challenging in the short term.

China's sustained growth is stimulating intra-regional trade in Asia which grew by 21 per cent in the first half of 2003. The emergence of Asia as an increasingly influential trading bloc bodes well for the economies of our key markets in the region.

Singapore's economy is having to move further up the value chain in the face of tougher regional competition. However, we expect GDP to grow at 1.5 per cent this year, rising to 4.5 per cent in 2004.

India's economy continues to enjoy strong growth, with GDP growth forecast to exceed five per cent once again this year.

The war in Iraq created uncertainty, not least in the Middle East but the negative economic effects of the conflict were short-lived. Higher oil prices and diversification will sustain economic growth in the Gulf. There are challenges ahead, but there are also many exciting opportunities for us in the region.

Most African economies gained from the weakness of the US dollar, stable commodity prices, continuing inflows of aid and stable macro-economic policies that have helped keep inflation low. Africa remains a region of strong potential for those, like us, who know it well.

Business Progress

The Group is building a reputation for delivery. This has continued in the first six months.

We have balanced the pursuit of growth with firm control of risks.

We have continued to control costs. This will be the first year we see net savings from our global shared service centres in Kuala Lumpur and Chennai, as more services are centralised.

Consumer Banking has performed well, outside of Hong Kong. It is on track and we are building an advantaged business model. Wholesale Banking is showing strong growth.

As the world changes, there is a need for us to reconsider our branch footprint. Consequently, I am delighted that we are re-entering South Africa.

This month we announced that we had been granted a banking licence to open a branch in Johannesburg. At the same time we acquired 20twenty, an internet financial services firm, as a starting point for Consumer Banking in South Africa.

We have applied for a banking licence in Afghanistan and expect to be the first major international bank to open for commercial business there. We expect to open a representative office in Turkey in the fourth quarter.

Meanwhile, in India, we have embarked on a major branch expansion programme and opened in eight new cities during the first half of 2003.

Community Achievements

One of the things that has struck me about this organisation is the enormous amount of work and commitment for the community. I'm proud that our efforts to make a difference to the communities in which we operate have been recognised through two awards.

Our "Living with HIV" campaign received the Global Business Coalition Award 2003 for Business Excellence in the Workplace. We have also been awarded the Business in the Community International Award for our Community Partnership for Africa.

In February we launched a major fund-raising initiative called "Seeing is Believing". This is a joint venture with Sight Savers International. We aim to raise sufficient funds to restore the sight of 28,000 people around the world.

The Board

This is my first statement to you as Chairman, having taken over the role in May 2003 following the retirement of Sir Patrick Gillam. Under his guidance Standard Chartered grew total shareholder return seven fold over ten years and the Group is now well positioned for further growth.

Three directors have retired from the Board. Cob Stenham and Ronnie Chan stepped down in May while Barry Clare stepped down in July.

I would like to thank them for their valued contributions to the Board.

I am delighted to be working with such a strong and dynamic management team towards the continued growth of this impressive company.

Summary

As I have travelled around the Bank I have been impressed by our local talent and by the many opportunities we have. The Group's long term strategy to focus on the world's leading growth markets and the proven ability of the management team to consistently deliver against performance targets will ensure that we continue to lead the way in Asia, Africa and the Middle East.

Bryan Sanderson
Chairman
6 August 2003

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

We have had a strong first half. We achieved a 17 per cent increase in pre-tax profit and, despite the economic impact of the Iraq war and the SARS virus, we have stayed on track and continued to deliver good growth. We have consistently met our targets, we have a strong management team, motivated employees, and we see excellent opportunities for growth.

Progress on Management Agenda

At our Annual Results presentation in February we outlined the five key points of our Management Agenda for 2003. These were:

- Drive returns in Wholesale Banking
- Grow Consumer Banking revenue
- Accelerate India growth
- Leverage the China opportunity
- Drive technology improvements

We have made substantial progress on this agenda in the first half of the year.

Wholesale Banking

The performance of Wholesale Banking has been strong. We set out, a year ago, to reposition this business to generate greater returns from a tightly controlled capital base. This strategy is delivering. We have reduced the risk in this business. We have focused on which customers we should serve and we have developed a broader and more balanced range of products.

While we have seen six per cent revenue growth overall, customer revenues are up seven per cent with local corporates being the main source of growth.

An example of an innovative new product is B2BeX, an internet platform for trade sourcing, payments and financing. We already have 250 corporations using B2BeX for trade facilitation.

In a climate of low asset demand and low interest rates, growth in our cash and lending products remains slow. However, we are winning mandates and improving our position in areas such as structured finance and debt capital markets.

In an interest rate environment where it has been difficult to sustain earnings from asset and liability management, the diversification of our earnings mix has strengthened our Wholesale Banking business.

Consumer Banking

Consumer Banking is ahead of plan and on track to building an advantaged Consumer Banking business in our markets. We have de-risked the Hong Kong business and the revenue impact is as expected.

We have achieved double-digit revenue growth in many markets, including Thailand, Indonesia and the Philippines and across the Middle East and South Asia region.

We have grown Consumer Banking assets outside of Hong Kong by 15 per cent. We continued to win market share in mortgages in places like Hong Kong, Singapore and India.

We continue to invest in the consumer business. Initiatives in the first half included:

- the branch expansion programme in India,
- upgrading branches in the United Arab Emirates and Africa,
- increasing the size of our direct sales teams, in countries such as Thailand and Taiwan.

We believe that customer service can continue to be a differentiator for us and we have commenced a major drive to improve service levels to customers in all our markets.

Hong Kong and Greater China

The market environment in Hong Kong remains tough, having been set back in recent months by SARS. In the first half of the year, the rate of revenue decline has flattened while profit before tax rose seven per cent over the second half of

last year. However, we achieved 22 per cent growth in trade finance, and reduced bad debts from personal bankruptcies by 30 per cent.

However, Hong Kong is a maturing market and, consequently, we will continue to reshape our business to improve our scale and efficiency. We are well placed for renewed growth in credit card revenues on the back of the positive credit bureau and are re-launching our Manhattan Card this month.

Hong Kong continues to be our most important market. It is an integral part of the Pearl River Delta, China's most dynamic economic region.

In China we continue to make progress and it is a market that will remain high on our agenda in the coming years. We are a leader in Renminbi business among foreign banks and were among the first foreign financial institutions to be awarded custody licences in Shanghai.

India

India is an important market for Standard Chartered. Two years ago it accounted for around ten per cent of the Group, now it contributes over 15 per cent of Group profit. With strong management, good execution of growth plans and the transformation of our branch offices, we are building on the platform created by the Grindlays acquisition.

The Bank has strong market positions across a number of businesses including global markets and cash management.

Mortgages are a relatively new industry in India. However, we have identified this area as a major opportunity and have expanded this business substantially in the first half.

There remains strong growth potential for our Bank in India. We have 26 per cent market share among the foreign banks but only two per cent of the total market. We will be opening more new branches, expanding into additional cities and accelerating the growth of our mortgages and personal loan business.

MESA

The MESA region is now a significant part of our Group and has huge potential. In the last six months revenues were up 12 per cent and profit before tax up 17 per cent over the equivalent period last year. We are now the most profitable foreign bank in the United Arab Emirates. We retain our position as the number one foreign bank in Pakistan and Bangladesh and we are the leading issuer of Visa cards in South Asia and the UAE. Revenues have also been driven by Wholesale Banking, through growth in trade products and structured and fixed income products.

Following the Iraq War, cross-border trade flows with markets like Turkey, Afghanistan, Iraq and Iran appear to be growing and offer potential to us.

Our MESA business will continue to grow - it is a priority area for us. We have a strong track record and we are well positioned in the region.

Africa

Our business in sub-Saharan Africa has consistently produced good returns and we have strong market shares.

Our Wholesale Banking business already has a dominant position and, as a result of investment in branch refurbishment, training and new products, we have grown our Consumer Banking revenues by over 20 per cent.

We see opportunities to grow our business in the two biggest economies in the region, South Africa and Nigeria.

There are major challenges in Africa, such as the economic situation in Zimbabwe and the impact of AIDS across the region. However, we have seen strong performances in markets like Kenya, Botswana and Ghana. In a number of economies the improving political situation and

a new international recognition of the role of Africa is leading to reward and investment.

Market Growth

We focus on attractive growing markets where we can leverage our customer relationships and our expertise. These markets present a range of opportunities for us. We must prioritise and balance growth in order to ensure that we deliver for today as well as investing for the future.

Within more mature markets, like Singapore and Hong Kong we want to gain scale and improve efficiency.

Some of the faster growing economies including India, Thailand and the UAE present immediate growth opportunities. We intend to use our competitive edge to grow faster than GDP in these countries.

There are also markets where we currently have a small presence that we believe represent significant potential future growth opportunities; South Africa and South Korea are good examples. We have taken steps in both these markets.

In South Africa we have been granted a banking licence and acquired 20twenty, an internet financial services company, for less than $10 million. In South Korea we are planning to launch our Consumer Banking business in the third quarter and we have also taken a 3.7 per cent stake in KorAm Bank, one of the leading banks in South Korea, for a consideration of $56 million.

In other markets, like China, the growth of market opportunities is dependent on regulatory change. We will introduce our brand and services as the markets develop.

In realising these opportunities we will combine global capability with deep local knowledge.

Management Strength

Management strength is what sets the best companies apart. We have made considerable efforts to strengthen our team. We have moved 60 of our top 250 executives during the past year to broaden their international managerial capability and experience. Forty of these moves have been across geographies.

We are bringing in more retailers and marketeers, as we recognise the importance of our brand and service levels.

We also have a rich diversity of people. Forty-eight per cent of our employees are women and 35 per cent of our managers are Asian. We still have progress to make. However, I am proud of our employees and am pleased that we are increasingly seen as an employer of choice - a place where people want to work.

Brand and Values

We are an international bank with a strong brand and a strong set of internal values. Recent research into how we are perceived by our customers and our stakeholders has shown that our brand awareness has increased significantly in markets like Thailand, India and Singapore.

We have also modernised our image and reshaped our brand and values.

Our brand promise is to be the right partner for our customers, communities and employees.

The Outlook

In a challenging environment we have delivered in the first half and we are making progress against key performance metrics.

In Consumer Banking, we have good revenue growth opportunities and we are investing further in key growth markets, like India and MESA. However the challenges remain in Hong Kong where short term pressures are considerable. In Wholesale Banking, we are confident that our momentum will continue.

Although economic confidence is improving in the short term, it does remain fragile worldwide. We remain confident that we will continue to deliver on our management agenda and financial targets and we intend to deliver again in the second half.

Mervyn Davies
Group Chief Executive
6 August 2003

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The results for the six months ended 30 June 2003, reflect a strong performance with profit before taxation 17 per cent higher than the equivalent period last year, at $741 million. Normalised earnings per share has grown by 16 per cent to 41.7 cents. This is a particularly good performance given the economic uncertainty, with war in Iraq and the outbreak of the SARS virus. SARS led to lower consumer spending and higher unemployment in Hong Kong and Singapore.

Despite this difficult environment, net revenue has grown three per cent from $2,285 million in the first half of 2002 to $2,347 million in this period. This is due to strong asset growth in our growing markets, particularly India, MESA and Africa, and increasing sales of investment products.

Net interest income fell by five per cent to $1,458 million. This was driven by bankruptcy containment actions in Hong Kong, margin pressure on mortgages in Singapore and lower yields on asset and liability management, particularly in Hong Kong and the Americas, UK and Group Head Office. Growth was seen in all other areas. The net interest margin fell from 3.1 per cent in the first half of 2002 to 2.8 per cent this period. The generally low interest rate environment and, in Hong Kong, a change in product mix was behind this fall.

Net fees and commissions increased by 13 per cent from $476 million to $536 million. Most regions contributed to this increase, but an excellent performance was seen in MESA, where fee income increased $16 million, or 30 per cent, over the first half of 2002. Singapore's results improved by 23 per cent, or $10 million, and in Africa there was a $9 million increase.

The revenue from dealing profits increased 20 per cent from $229 million to $274 million. India, Singapore and Africa all made significant contributions with strong growth in customer driven revenue.

Other operating income more than doubled from $38 million to $79 million, largely from profit on sale of investment securities as part of a programme to de-risk the book.

Costs have grown by four per cent to $1,292 million but fell two per cent over the second half of 2002. Tight control over costs while continuing to invest in the business remains a priority. Centralising to global hubs, standardisation and re-engineering underpin the drive for cost efficiency. In the first half of 2003 investment has been focused on infrastructure, product innovation and improvement of service platforms and distribution. The cost income ratio (on a normalised basis) at 53.4 per cent is higher than the equivalent period last year but is lower than the full year 2002 ratio of 53.6 per cent.

Effective risk management led to a reduction in the debt charge of $99 million or 24 per cent from $407 million to $308 million. Provision for bankruptcies in Hong Kong fell from $149 million to $104 million. The corporate portfolio performed well.

CONSUMER BANKING

Consumer Banking continues to be a key business for Standard Chartered. Operating profit has increased ten per cent from $326 million in the first half of 2002 to $357 million in the six months to June 2003, despite the impact of SARS. Consumer Banking revenues have been flat, with nine per cent revenue growth outside Hong Kong offset by a 13 per cent decline in Hong Kong.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table provides an analysis of operating profit by geographic segment for Consumer Banking:

6 months ended 30.06.03

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	465	162	78	157	107	116	86	40	1,211
Costs	(192)	(53)	(40)	(86)	(58)	(57)	(73)	(37)	(596)
Charge for debts	(164)	(19)	(9)	(32)	(23)	(8)	(2)	(1)	(258)
Operating profit	109	90	29	39	26	51	11	2	357

6 months ended 30.06.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	533	149	75	135	101	102	70	50	1,215
Costs	(200)	(49)	(38)	(80)	(62)	(49)	(60)	(30)	(568)
Charge for debts	(238)	(16)	(10)	(30)	(18)	(7)	(1)	(1)	(321)
Operating profit	95	84	27	25	21	46	9	19	326

6 months ended 31.12.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Consumer Banking Total $m
Net revenue	480	164	81	150	103	111	67	45	1,201
Costs	(222)	(57)	(41)	(97)	(52)	(55)	(64)	(34)	(622)
Charge for debts	(196)	(19)	(12)	(28)	(20)	(9)	(2)	4	(282)
Operating profit	62	88	28	25	31	47	1	15	297

In Hong Kong, revenue dropped from $533 million to $465 million as a direct result of bankruptcy containment actions. Revenue attrition has been partially offset by growth in mortgages and Wealth Management. This coupled with an $8 million reduction in costs and a $74 million reduction in debts generated a $109 million operating profit, reflecting the success of the action taken to contain bankruptcy losses.

In Singapore, revenue rose by $13 million to $162 million despite acute margin pressure. Mortgage revenue grew as a result of increased lending to smaller corporates in Business Financial Services and as a result of the low interest rate environment.

In Malaysia, operating profit grew by seven per cent to $29 million. Revenue increased by four per cent. There was strong growth in mortgages and good performance in Business Financial Services.

The Other Asia Pacific region had good results, with a 56 per cent increase in operating profit from $25 million to $39 million. This was largely due to Indonesia, Taiwan and Thailand, where there has been excellent growth in mortgages and Wealth Management. This growth was despite interest rate caps on credit card lending.

In India revenue increased by $6 million from $101 million to $107 million. This understates the underlying momentum of the business. The distribution network has been expanded with branches in eight new cities.

Although private sector competition is driving down margins, MortgageOne has been successfully launched and has great potential as mortgages are a relatively new business in India. Costs have been reduced by six per cent to $58 million.

In MESA revenue grew by 14 per cent to $116 million. Unsecured loans and Wealth Management are key business drivers in the region. Internet banking has been launched and there has been good growth in the card market, especially in UAE, Pakistan, Bangladesh and Jordan.

Revenue in Africa increased by $16 million, or 23 per cent, to $86 million with strong growth in lending volumes.

The Americas, UK and Group Head Office has seen a reduction in operating profit from $19 million to $2 million. This is due to the restructuring of the Offshore Banking Business based in Jersey. Revenue has decreased by $10 million as the business is reconfigured and refocused. Costs have increased by $7 million to prepare for a new integrated sales and technology platform.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

An analysis of Consumer Banking revenue by product is set out below:

Revenue by product	**6 months ended 30.06.03 $m**	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Cards and Personal Loans	**508**	557	525
Wealth Management / Deposits	**403**	412	403
Mortgages and Auto Finance	**283**	232	260
Other	**17**	14	13
	1,211	1,215	1,201

Credit Cards and Personal Loans has grown steadily and performed well outside Hong Kong. However in Hong Kong the bankruptcy situation and SARS has affected performance. Elsewhere regulatory intervention and interest caps limited margin growth in some markets.

Wealth Management revenue has fallen by $9 million to $403 million, due to margin pressure. The impact of this however has been partially offset by strong sales of investment service products.

The volume of Mortgages and Auto Finance has grown, and with it revenue has increased 22 per cent from $232 million to $283 million. This business benefited from stable margins and product innovation.

Costs have increased from $568 million to $596 million, reflecting continued investment in infrastructure, product innovation, service platform and distribution. The cost income ratio at 30 June 2003 is 49.2 per cent compared with 46.7 per cent in June 2002 and 51.8 per cent in December 2002.

The charge for bad debts is $258 million compared to $321 million for the period ended June 2002 and $282 million for the period ended 31 December 2002. The Hong Kong bankruptcy situation is gradually improving.

WHOLESALE BANKING

Wholesale Banking has performed well in the first six months of 2003. The repositioning of the business towards higher returns that was undertaken through 2002 has led to improved profitability. Revenue has increased by six per cent to $1,136 million and costs have increased three per cent from $608 million to $629 million resulting in a positive cost-income "jaws" of three per cent. Risk management has been effective with the debt charge reduced from $86 million in the six months to 30 June 2002 to $50 million in this period.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table provides an analysis of operating profit by geographic segment for Wholesale Banking:

6 months ended 30.06.03

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	186	89	42	163	143	155	126	232	1,136
Costs	(108)	(51)	(31)	(129)	(40)	(49)	(60)	(161)	(629)
Charge for debts	(17)	-	5	(31)	1	18	(8)	(18)	(50)
Amounts written off fixed asset investments	-	-	-	-	(1)	-	-	(5)	(6)
Operating profit	61	38	16	3	103	124	58	48	451

6 months ended 30.06.02

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	201	86	40	148	97	140	106	252	1,070
Costs	(96)	(48)	(35)	(115)	(41)	(43)	(51)	(179)	(608)
Charge for debts	7	(1)	-	(4)	(1)	7	4	(98)	(86)
Operating profit/(loss)	112	37	5	29	55	104	59	(25)	376

6 months ended 31.12.02

	Asia Pacific Hong Kong $m	Asia Pacific Singapore $m	Asia Pacific Malaysia $m	Asia Pacific Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Wholesale Banking Total $m
Net revenue	202	86	38	139	93	148	89	258	1,053
Costs	(104)	(55)	(29)	(114)	(35)	(49)	(53)	(164)	(603)
Charge for debts	(1)	(5)	9	1	1	(4)	(4)	(20)	(23)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	(8)	(8)
Operating profit	97	26	18	26	59	95	32	66	419

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

In Hong Kong net revenue fell by $15 million. A decline in asset and liability management was partially offset by growth in trade, customer driven foreign exchange on the back of steady growth in exports, and cash management. The debt charge increased by $24 million. This was due to the first half of 2002 benefiting from strong recoveries.

Singapore increased revenue by $3 million to $89 million, due to asset growth. However this was offset by a $3 million increase in costs.

In Malaysia, revenues grew by five per cent. This, together with tight cost and credit control has led to an increase in operating profit from $5 million to $16 million.

In the Other Asia Pacific region, revenue grew by ten per cent or $15 million to $163 million reflecting the benefit of the restructuring that took place in 2002, together with an improved performance in Global Markets.

India operating profit increased by 87 per cent to $103 million. This is largely due to repositioning and de-risking the investment portfolio, together with strong growth in commercial banking.

The operating profit for MESA has increased from $104 million to $124 million due to improved margins in commercial banking and asset and liability management, increased customer sales activity in Global Markets, the repositioning of the risk profile, and enhanced Global Market product offering.

In Africa revenue increased by $20 million to $126 million. This was offset by a $9 million increase in costs and a $12 million increase in the debt charge (30 June 2002 was a net $4 million recovery).

In the Americas, UK and Group Head Office the restructuring of Latin America that took place in 2002 is reflected in the $73 million increase in operating profit. Although revenue fell by $20 million, this was more than offset by an $18 million reduction in costs and an $80 million reduction in the debt charge.

An analysis of Wholesale Banking revenue by product is set out below:

Revenue by product	**6 months ended 30.06.03 $m**	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Trade and Lending	**395**	393	382
Global Markets	**556**	488	485
Cash Management	**158**	158	157
Custody	**27**	31	29
	1,136	1,070	1,053

Trade and Lending revenue grew one per cent to $395 million. Trade finance grew well underpinned by the integrated trade platform B2BeX, which was launched in October 2002, while lending fell. Growth in India, MESA and Africa was offset by Other Asia Pacific where there was subdued demand, strong liquidity and falling loan prices.

Revenue in Global Markets increased by $68 million, or 14 per cent to $556 million. This performance reflects growth in derivatives, fixed income, and structured products. Customer revenues have increased faster than trading revenues. Revenues from asset and liability management fell due to low interest rates and the flat dollar yield curve. This however was partially offset by gains on investment securities.

Cash Management revenue was flat in a low interest rate environment but volumes increased by ten per cent. Revenue growth was reported in MESA, Africa, UK and Americas, and was particularly driven by multi-national corporations.

Custody revenue fell $4 million to $27 million despite higher business volumes. This was mainly due to the subdued Asian stockmarkets.

Costs have risen by three per cent for the half year due mainly to increased investment in technology and infrastructure. There was continued investment in B2BeX and a $6 million write down of investments.

The debt charge has fallen $36 million or 42 per cent. This reflects the continued effectiveness of risk management strategies undertaken since 2001 to de-risk the Wholesale Bank portfolio, together with strong recoveries.

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit, Market, Country and Liquidity risk, which arise directly through the Group's commercial activities, whilst Business, Regulatory, Operational and Reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control function working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers, connected groups of counterparties, and portfolios, on the banking and trading books.

Loan Portfolio

The following table sets out by maturity the amount of customer loans net of provisions:

	30.06.03				30.06.02			
	One year or less $m	**One to five years $m**	**Over five years $m**	**Total $m**	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking								
Mortgages	**2,144**	**4,372**	**14,055**	**20,571**	2,914	3,989	13,156	20,059
Other	**4,832**	**3,175**	**1,512**	**9,519**	4,727	2,780	1,140	8,647
Total	**6,976**	**7,547**	**15,567**	**30,090**	7,641	6,769	14,296	28,706
Wholesale Banking	**21,565**	**4,234**	**2,582**	**28,381**	20,821	3,497	2,327	26,645
General Provisions				**(458)**				(468)
Net loans and advances to customers	**28,541**	**11,781**	**18,149**	**58,013**	28,462	10,266	16,623	54,883

	31.12.02			
	One year or less $m	One to five years $m	Over five years $m	Total $m
Consumer Banking				
Mortgages	1,977	4,399	14,012	20,388
Other	4,798	3,197	1,218	9,213
Total	6,775	7,596	15,230	29,601
Wholesale Banking	22,035	4,077	1,764	27,876
General Provisions				(468)
Net loans and advances to customers	28,810	11,673	16,994	57,009

The Group's loans and advances to customers are predominantly short term with approximately half the portfolio having a maturity of one year or less. The longer term portfolio, with a maturity of over five years, mainly relates to Consumer Banking personal residential mortgages.

The following table sets out an analysis of the Group's net loans and advances as at 30 June 2003, 30 June 2002 and 31 December 2002 by the principal category of borrowers, business or industry and/or geographical distribution:

30.06.03	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,833	3,925	2,153	818	418	62	24	338	20,571
Other	2,285	1,726	598	1,781	980	1,707	282	160	9,519
Consumer Banking	15,118	5,651	2,751	2,599	1,398	1,769	306	498	30,090
Agriculture, Forestry and Fishing	4	6	74	36	20	25	81	267	513
Construction	60	33	28	32	6	103	30	4	296
Commerce	1,513	879	167	599	58	960	312	949	5,437
Electricity, Gas and Water	118	66	10	157	102	126	29	114	722
Financing, Insurance and Business services	1,578	773	365	643	112	645	167	1,268	5,551
Loans to Governments	-	162	414	8	-	13	-	352	949
Mining and Quarrying	-	8	37	26	5	91	43	569	779
Manufacturing	1,231	595	251	2,111	1,102	1,098	227	1,731	8,346
Commercial real estate	896	712	15	151	-	-	3	5	1,782
Transport, Storage and Communication	406	149	146	159	188	245	115	1,647	3,055
Other	17	35	59	181	-	204	37	418	951
Wholesale Banking	5,823	3,418	1,566	4,103	1,593	3,510	1,044	7,324	28,381
General provisions								(458)	(458)
Total loans and advances to customers	20,941	9,069	4,317	6,702	2,991	5,279	1,350	7,364	58,013
Total loans and advances to banks	4,145	2,015	414	2,796	224	1,692	228	6,452	17,966

Under "Loans to individuals - other", $1,360 million (30 June 2002: $1,804 million; 31 December 2002: $1,487 million) relates to the cards portfolio in Hong Kong. The total cards portfolio is $3,249 million (30 June 2002: $3,578 million; 31 December 2002: $3,378 million).

Approximately 52 per cent (30 June 2002: 52 per cent; 31 December 2002: 52 per cent) of total Loans and Advances to Customers relates to the Consumer Banking portfolio, predominantly personal residential mortgages.

The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentrations in special interest industries such as Aviation, Telecoms and Tourism. Exposure to each industry is less than five per cent of Wholesale Banking Loans and Advances to Customers.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

30.06.02

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	12,764	3,447	1,970	1,104	192	26	36	520	20,059
Other	2,952	1,324	541	1,159	812	1,467	188	204	8,647
Consumer Banking	15,716	4,771	2,511	2,263	1,004	1,493	224	724	28,706
Agriculture, Forestry and Fishing	2	2	68	42	13	16	91	182	416
Construction	53	47	28	108	6	138	17	7	404
Commerce	1,048	536	236	664	61	799	253	864	4,461
Electricity, Gas and Water	330	44	24	285	31	99	22	124	959
Financing, Insurance and Business services	1,643	641	208	621	101	318	49	1,822	5,403
Loans to Governments	-	40	338	67	2	13	-	446	906
Mining and Quarrying	-	1	27	20	9	126	33	744	960
Manufacturing	1,129	500	203	1,999	792	940	302	2,510	8,375
Commercial real estate	877	979	20	121	-	81	6	7	2,091
Transport, Storage and Communication	304	196	68	202	45	157	89	1,162	2,223
Other	53	18	29	164	-	54	16	113	447
Wholesale Banking	5,439	3,004	1,249	4,293	1,060	2,741	878	7,981	26,645
General provisions								(468)	(468)
Total loans and advances to customers	21,155	7,775	3,760	6,556	2,064	4,234	1,102	8,237	54,883
Total loans and advances to banks	4,053	2,644	725	2,771	335	1,731	279	7,565	20,103

31.12.02

	Asia Pacific: Hong Kong $m	Asia Pacific: Singapore $m	Asia Pacific: Malaysia $m	Asia Pacific: Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans to Individuals									
Mortgages	13,045	3,813	2,031	779	283	20	35	382	20,388
Other	2,573	1,524	575	1,684	882	1,537	231	207	9,213
Consumer Banking	15,618	5,337	2,606	2,463	1,165	1,557	266	589	29,601
Agriculture, Forestry and Fishing	5	7	59	35	15	14	62	365	562
Construction	58	38	37	18	4	157	25	7	344
Commerce	1,251	777	147	572	19	784	283	1,151	4,984
Electricity, Gas and Water	269	40	12	178	23	50	35	109	716
Financing, Insurance and Business services	1,645	586	404	489	209	638	47	1,921	5,939
Loans to Governments	-	41	552	66	-	13	-	273	945
Mining and Quarrying	-	19	51	26	23	134	20	536	809
Manufacturing	1,019	399	201	2,020	887	1,242	299	2,256	8,323
Commercial real estate	1,012	665	18	112	-	-	6	6	1,819
Transport, Storage and Communication	405	112	77	217	113	178	107	1,577	2,786
Other	31	39	37	194	-	116	18	214	649
Wholesale Banking	5,695	2,723	1,595	3,927	1,293	3,326	902	8,415	27,876
General provisions								(468)	(468)
Total loans and advances to customers	21,313	8,060	4,201	6,390	2,458	4,883	1,168	8,536	57,009
Total loans and advances to banks	2,507	2,027	394	2,703	212	1,792	218	6,148	16,001

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking, accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit, which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include, but are not limited to, exposure reduction, security enhancement, exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking, an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general, loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.

Credit cards: a charge off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge off is currently at 120 days.

Other unsecured Consumer Banking products: a charge off is made at 150 days past due.

Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out the non-performing portfolio in Consumer Banking:

30.06.03

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	**144**	**109**	**192**	**72**	**46**	**40**	**15**	**26**	**644**
Specific provisions for bad and doubtful debts	**(55)**	**(16)**	**(25)**	**(17)**	**(6)**	**(18)**	**(5)**	**(5)**	**(147)**
Interest in suspense	**(1)**	**(3)**	**(23)**	**(10)**	**(8)**	**(10)**	**(7)**	**(2)**	**(64)**
Net non-performing loans and advances	**88**	**90**	**144**	**45**	**32**	**12**	**3**	**19**	**433**
Cover ratio									**33%**

30.06.02*

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	200	115	172	78	40	85	17	11	718
Specific provisions for bad and doubtful debts	(121)	(18)	(21)	(27)	(9)	(54)	(6)	(3)	(259)
Interest in suspense	-	(3)	(21)	(9)	(5)	(20)	(8)	(1)	(67)
Net non-performing loans and advances	79	94	130	42	26	11	3	7	392
Cover ratio									45%

31.12.02*

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	118	111	176	68	41	27	15	18	574
Specific provisions for bad and doubtful debts	(45)	(18)	(24)	(16)	(8)	(7)	(8)	(1)	(127)
Interest in suspense	(1)	(3)	(22)	(10)	(7)	(7)	(7)	(1)	(58)
Net non-performing loans and advances	72	90	130	42	26	13	-	16	389
Cover ratio									32%

* In 2002, gross non-performing loans for Other Asia Pacific have been restated. $58 million of gross non-performing loans in Standard Chartered Nakornthon Bank (SCNB) subject to a Loan Management Agreement (LMA) are now reported in Wholesale Banking.

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is more than 90 days past due as non-performing, whilst provisions on unsecured lending are only raised at the time of charge-off. For secured products, provisions reflect the difference between the underlying assets, and the outstanding loan (see details relating to the raising of provisions above).

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned, they are passed to the management of a specialist unit which is independent of the main businesses of the Group.

For loans and advances designated non-performing, interest continues to accrue on the customer's account but is not included in income.

Where the principal, or a portion thereof, is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet, a specific provision is raised. In any decision relating to the raising of provisions, the Group attempts to balance economic conditions, local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised, then that amount will be written off.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out the non-performing portfolio in Wholesale Banking:

30.06.03

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	**379**	**274**	**261**	**1,195**	**79**	**251**	**125**	**818**	**3,382**
Specific provisions for bad and doubtful debts	**(202)**	**(127)**	**(152)**	**(426)**	**(50)**	**(145)**	**(55)**	**(420)**	**(1,577)**
Interest in suspense	**(95)**	**(69)**	**(73)**	**(89)**	**(29)**	**(78)**	**(43)**	**(105)**	**(581)**
Net non-performing loans and advances	**82**	**78**	**36**	**680**	**-**	**28**	**27**	**293**	**1,224**

30.06.02*

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	456	274	408	1,284	89	396	108	991	4,006
Specific provisions for bad and doubtful debts	(235)	(137)	(221)	(384)	(58)	(270)	(49)	(498)	(1,852)
Interest in suspense	(117)	(67)	(78)	(103)	(28)	(94)	(43)	(112)	(642)
Net non-performing loans and advances	104	70	109	797	3	32	16	381	1,512

31.12.02*

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Loans and advances – Gross non-performing	400	273	353	1,166	84	384	103	920	3,683
Specific provisions for bad and doubtful debts	(210)	(141)	(211)	(342)	(52)	(245)	(45)	(451)	(1,697)
Interest in suspense	(111)	(73)	(84)	(102)	(31)	(97)	(44)	(121)	(663)
Net non-performing loans and advances	79	59	58	722	1	42	14	348	1,323

* Prior periods have been restated. Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down. $58 million of gross non-performing loans in Standard Chartered Nakornthon Bank (SCNB) subject to a Loan Management Agreement (LMA) previously reported in Consumer Banking have been moved to Wholesale Banking.

Wholesale Banking Cover Ratio

The following table shows the cover ratio. The non-performing loans recorded below under Standard Chartered Nakornthon Bank (SCNB) are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement (LMA) with a Thai Government Agency. Refer to note 10 on page 44.

	30.06.03		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	3,382	757	2,625
Specific provisions for bad and doubtful debts	(1,577)	(94)	(1,483)
Interest in suspense	(581)	-	(581)
Net non-performing loans and advances	1,224	663	561
Cover ratio			79%

	30.06.02		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	4,006	849	3,157
Specific provisions for bad and doubtful debts	(1,852)	(92)	(1,760)
Interest in suspense	(642)	-	(642)
Net non-performing loans and advances	1,512	757	755
Cover ratio			76%

	31.12.02		
	Total $m	SCNB (LMA) $m	Total excl LMA $m
Loans and advances – Gross non-performing	3,683	781	2,902
Specific provisions for bad and doubtful debts	(1,697)	(91)	(1,606)
Interest in suspense	(663)	-	(663)
Net non-performing loans and advances	1,323	690	633
Cover ratio			78%

The Wholesale Banking non-performing portfolio is well covered. The balance uncovered by specific provision represents the value of collateral held and/or the Group's estimate of the net value of any work-out strategy.

Group

The following table sets out the movements in the Group's total specific provisions against loans and advances.

6 months ended 30.06.03

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2003	255	159	235	358	60	252	53	452	1,824
Exchange translation differences	-	(1)	-	2	2	2	(1)	1	5
Amounts written off	(188)	(37)	(66)	(47)	(37)	(84)	(3)	(69)	(531)
Recoveries of amounts previously written off	9	3	5	8	8	1	1	2	37
Other	-	-	(1)	59	1	2	-	10	71
New provisions	207	30	17	85	62	18	17	38	474
Recoveries/provisions no longer required	(26)	(11)	(13)	(22)	(40)	(28)	(7)	(9)	(156)
Net charge against/(credit to) profit	181	19	4	63	22	(10)	10	29	318
Provisions held at 30 June 2003	257	143	177	443	56	163	60	425	1,724

6 months ended 30.06.02*

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 January 2002	335	151	240	428	85	333	63	424	2,059
Exchange translation differences	2	5	-	9	(1)	(1)	(3)	-	11
Amounts written off	(217)	(20)	(14)	(66)	(41)	(9)	(2)	(22)	(391)
Recoveries of amounts previously written off	5	2	6	6	6	1	-	-	26
New provisions	269	25	21	62	45	17	3	108	550
Recoveries/provisions no longer required	(38)	(8)	(11)	(28)	(27)	(17)	(6)	(9)	(144)
Net charge against/(credit to) profit	231	17	10	34	18	-	(3)	99	406
Provisions held at 30 June 2002	356	155	242	411	67	324	55	501	2,111

6 months ended 31.12.02*

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Provisions held at 1 July 2002	356	155	242	411	67	324	55	501	2,111
Exchange translation differences	-	1	-	(3)	1	-	(1)	6	4
Amounts written off	(307)	(24)	(14)	(78)	(34)	(82)	(7)	(69)	(615)
Recoveries of amounts previously written off	9	3	4	7	7	-	-	9	39
Other	-	-	-	(6)	-	3	-	(11)	(14)
New provisions	233	34	24	53	59	23	6	30	462
Recoveries/provisions no longer required	(36)	(10)	(21)	(26)	(40)	(16)	-	(14)	(163)
Net charge against profit	197	24	3	27	19	7	6	16	299
Provisions held at 31 December 2002	255	159	235	358	60	252	53	452	1,824

* Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down. Prior periods have been restated.

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines, shows the Group's cross border assets including acceptances, where they exceed one per cent of the Group's total assets.

Cross border assets exclude facilities provided within the Group. They comprise loans and advances, interest bearing deposits with other banks, trade and other bills, acceptances, amounts receivable under finance leases, certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	30.06.03				30.06.02			
	Public sector $m	**Banks $m**	**Other $m**	**Total $m**	Public sector $m	Banks $m	Other $m	Total $m
USA	**1,071**	**1,503**	**2,680**	**5,254**	1,078	1,154	2,078	4,310
Germany	**-**	**2,965**	**295**	**3,260**	-	3,554	118	3,672
Hong Kong	**22**	**111**	**2,146**	**2,279**	8	100	1,671	1,779
Korea	**20**	**1,596**	**606**	**2,222**	164	1,355	128	1,647
France	**4**	**1,537**	**313**	**1,854**	4	1,316	336	1,656
Italy	**502**	**788**	**386**	**1,676**	438	1,322	323	2,083
Singapore	**-**	**169**	**1,334**	**1,503**	10	395	1,420	1,825
India**	**103**	**869**	**592**	**1,564**				
Austria*					-	1,216	-	1,216
Australia*					387	656	94	1,137

* Less than one per cent of total assets at 30 June 2003.
** Less than one per cent of total assets at 30 June 2002.

	31.12.02			
	Public sector $m	Banks $m	Other $m	Total $m
USA	1,084	1,729	2,462	5,275
Germany	-	2,363	234	2,597
Hong Kong	16	181	1,842	2,039
Korea	12	1,334	407	1,753
France	4	1,202	323	1,529
Italy	488	613	374	1,475
Singapore	1	190	1,361	1,552
Australia	359	988	59	1,406

Argentina

Standard Chartered has net non-performing exposure (net of cash collateral and export credit agency guarantees) of $164 million (30 June 2002: $262 million; 31 December 2002: $211 million) against which provisions of $127 million (30 June 2002: $132 million; 31 December 2002: $136 million) are held. This provides a cover ratio of 77 per cent (30 June 2002: 50 per cent; 31 December 2002: 64 per cent). The following table shows the breakdown of this exposure:

	30.06.03 $m	30.06.02 $m	31.12.02 $m
Banks			
Foreign owned banks	**66**	102	79
Government owned banks	**16**	24	21
Local banks	**37**	62	41
Corporates	**38**	74	63
Government bonds	**7**	-	7
Total exposure after cash collateral and export credit agency cover	**164**	262	211
Provisions held	**(127)**	(132)	(136)
Net at risk	**37**	130	75
Cover ratio	**77%**	50%	64%

Other Latin American exposure

In addition to Argentina, the Group has exposure to a number of other Latin American countries. The following table shows cross border assets based on the Bank of England Cross Border Reporting (C1) guidelines (net of specific provisions where appropriate).

	30.06.03			30.06.02			31.12.02		
	Banks $m	**Non banks $m**	**Total $m**	Banks $m	Non banks $m	Total $m	Banks $m	Non banks $m	Total $m
Brazil	**220**	**92**	**312**	479	156	635	195	78	273
Chile	**129**	**41**	**170**	154	75	229	120	43	163
Colombia	**47**	**41**	**88**	202	92	294	155	45	200
Peru	**18**	**200**	**218**	32	254	286	18	218	236
Venezuela	**-**	**34**	**34**	8	96	104	6	46	52
Others	**20**	**-**	**20**	12	6	18	8	8	16

Local currency exposure to local residents in these countries totals $103 million (30 June 2002: $179 million; 31 December 2002: $165 million).

Market Risk

The Group recognises market risk as the exposure created by potential changes in market prices and rates. Market risk arises on financial instruments, which are either valued at current market prices (mark to market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market risk is supervised by the Group Risk Committee, which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management, guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition, VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts, limits on volatility risk by currency pair and other underlying variables that determine the option's value.

Value at Risk

The Group measures the potential impact of changes in market prices and rates using VaR models.

In 2002 the Group used a combination of variance-covariance methodology and historical simulation to measure VaR on all market risk related activities. From January 2003, the Group has started to phase out variance-covariance methodology in preference of historical simulation. The change in methodology has been reflected in the comparative numbers.

The total VaR for trading and non-trading books combined as at 30 June 2003 was $14.9 million (30 June 2002: $14.6 million; 31 December 2002: $12.4 million). Of this total, $14.6 million (30 June 2002: $12.6 million; 31 December 2002: $11.3 million) related to interest rate risk and $1.3 million (30 June 2002: $2.0 million; 31 December 2002: $1.1 million) to exchange rate risk.

The average total VaR for trading and non-trading books during the six months to 30 June 2003 was $14.0 million (30 June 2002: $16.3 million; 31 December 2002: $15.2 million) with a maximum exposure of $14.9 million. The total VaR for market risks in the Group's trading book was $4.6 million at 30 June 2003, (30 June 2002: $5.0 million; 31 December 2002: $2.7 million). Of this total, $4.0 million related to interest rate risk (30 June 2002: $2.7 million; 31 December 2002: $1.6 million) and $1.3 million to exchange rate risk (30 June 2002: $2.0 million; 31 December 2002: $1.1 million).

VaR for interest rate risk in the non-trading books of the Group totalled $11.5 million at 30 June 2003 (30 June 2002: $11.1 million; 31 December 2002: $10.6 million).

The Group has no significant trading exposure to equity or commodity price risk.

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven

transactions. The average daily foreign exchange trading revenue during the six months ended 30 June 2003 was $1.2 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts.

The average daily interest rate revenue from market-risk related activities during the six months ended 30 June 2003 was $2.7 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments, interest and exchange rates or indices. They include futures, forwards, swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price, interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments, where the mark to market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates. Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract, where its mark-to-market value is positive together with an estimate for the potential change in the future value of the contract, reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values. For an analysis of derivative contracts see notes 24 and 25 on pages 57 to 60.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions. Please refer to note 27 on page 62 for further information on Market Risk.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. At the local level, in line with policy, the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

A substantial portion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits, which are widely diversified by type and maturity, represent a stable source of funds. Lending is normally funded by liabilities in the same currency and if other currencies are used the foreign exchange risk is usually hedged.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology, processes, infrastructure, personnel, and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures to identify, assess, control, manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. They are supported by Wholesale Banking and Consumer Banking Operational Risk units. The Group Operational Risk function provides reports to the Group Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. Every country operates a Country Operational Risk Group (CORG). The CORG has in-country governance responsibility for ensuring that an appropriate and robust risk management framework is in place to monitor and manage operational risk, including social, ethical and environmental risk. Significant issues and exceptions must be reported to the CORG. Where appropriate, issues must also be reported to Business Risk Committees. Other risks recognised by the Group include Business, Regulatory and Reputational risks.

Hedging Policies

Standard Chartered does not generally hedge the value of its foreign currency denominated investments in subsidiaries and branches. Hedges may be taken where there is a risk of a significant exchange rate movement but, in general, the management believes that the Group's reserves are sufficient to absorb any foreseeable adverse currency depreciation.

Standard Chartered also seeks to match closely its foreign currency-denominated assets with corresponding liabilities in the same currencies. The effect of exchange rate movements on the capital risk asset ratio is mitigated by the fact that both the value of these investments and the risk weighted value of assets and contingent liabilities follow substantially the same exchange rate movements.

CAPITAL

The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of seven - nine per cent and 12 - 14 per cent respectively. The Group believes that being well capitalised is important.

The Group identified improving the efficiency of capital management as a strategic priority in 2002. A capital plan to achieve this has been developed. This includes several key elements; in particular, to reduce the amount of Tier 2 capital and to improve the overall capital mix within the broad target ratios. Consistent with this strategy the Company has made repurchases from various classes of preference shares during the first half of 2003 amounting to a capital reduction of $17 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL (continued)

	30.06.03 $m	30.06.02 $m	31.12.02 $m
Tier 1 capital:			
Shareholders' funds	**7,648**	7,743	7,327
Minority interests	**235**	168	249
Innovative tier 1 securities	**1,058**	939	997
Unconsolidated associated companies	**12**	27	31
Less: premises revaluation reserves	**(1)**	(60)	(3)
goodwill capitalised	**(2,049)**	(2,201)	(2,118)
own shares held (see note 1 below) and other adjustments	**(58)**	(35)	(57)
Total tier 1 capital	**6,845**	6,581	6,426
Tier 2 capital:			
Premises revaluation reserves	**1**	60	3
General provisions	**458**	468	468
Undated subordinated loan capital	**1,867**	1,829	1,853
Dated subordinated loan capital	**2,729**	2,828	2,605
Total tier 2 capital	**5,055**	5,185	4,929
Investments in other banks	**(635)**	(199)	(558)
Other deductions	**(4)**	(15)	(4)
Total capital	**11,261**	11,552	10,793
Risk weighted assets	**57,682**	55,756	55,931
Risk weighted contingents	**20,160**	17,096	18,623
Total risk weighted assets and contingents	**77,842**	72,852	74,554
Capital ratios:			
Tier 1 capital	**8.8%**	9.0%	8.6%
Total capital	**14.5%**	15.9%	14.5%

	30.06.03 $m	30.06.02 $m	31.12.02 $m
Shareholders' funds			
Equity	**7,023**	6,470	6,695
Non Equity	**625**	1,273	632
	7,648	7,743	7,327
Post tax return on equity (normalised)	**14.2%**	12.8%	13.9%

Note 1: Own shares are held in trust to fulfil the Group's obligations under employee share plans.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30 June 2003

	Notes	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Interest receivable		**2,330**	2,553	2,735
Interest payable		**(872)**	(1,011)	(1,214)
Net interest income		**1,458**	1,542	1,521
Fees and commissions receivable, net		**536**	476	515
Dealing profits and exchange	3	**274**	229	191
Other operating income	4	**79**	38	27
		889	743	733
Net revenue		**2,347**	2,285	2,254
Administrative expenses:				
Staff		**(664)**	(634)	(636)
Premises		**(145)**	(138)	(131)
Other		**(308)**	(315)	(358)
Depreciation and amortisation, of which:		**(175)**	(157)	(188)
Amortisation of goodwill		**(67)**	(68)	(88)
Other		**(108)**	(89)	(100)
Total operating expenses		**(1,292)**	(1,244)	(1,313)
Operating profit before provisions		**1,055**	1,041	941
Provisions for bad and doubtful debts	1,2,9	**(308)**	(406)	(299)
Provisions for contingent liabilities and commitments		**-**	(1)	(6)
Amounts written off fixed asset investments		**(6)**	-	(8)
Operating profit before taxation	1,2	**741**	634	628
Taxation	5	**(238)**	(201)	(186)
Operating profit after taxation		**503**	433	442
Minority interests (equity)		**(14)**	(17)	(14)
Profit for the period attributable to shareholders		**489**	416	428
Dividends on non-equity preference shares	6	**(28)**	(56)	(52)
Dividends on ordinary equity shares	7	**(182)**	(160)	(385)
Retained profit		**279**	200	(9)
Normalised earnings per ordinary share		**41.7c**	36.1c	38.8c
Basic earnings per ordinary share		**39.4c**	31.8c	25.8c
Dividend per ordinary share		**15.51c**	14.10c	32.90c

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

SUMMARISED CONSOLIDATED BALANCE SHEET
As at 30 June 2003

	Notes	**30.06.03 $m**	30.06.02 $m	31.12.02 $m
Assets				
Cash, balances at central banks and cheques in course of collection		**1,736**	1,004	1,237
Treasury bills and other eligible bills		**4,873**	4,501	5,050
Loans and advances to banks	**1,9**	**17,966**	20,103	16,001
Loans and advances to customers	**1,9**	**58,013**	54,883	57,009
Debt securities and other fixed income securities	**11**	**22,620**	18,659	20,187
Equity shares and other variable yield securities	**12**	**250**	131	250
Intangible fixed assets		**2,049**	2,201	2,118
Tangible fixed assets		**888**	993	928
Prepayments, accrued income and other assets		**11,520**	10,342	10,230
Total assets		**119,915**	112,817	113,010
Liabilities				
Deposits by banks	**1,13**	**14,785**	13,281	10,850
Customer accounts	**1,14**	**71,782**	70,178	71,626
Debt securities in issue	**1,15**	**6,433**	3,485	4,877
Accruals, deferred income and other liabilities		**13,378**	12,366	12,626
Subordinated liabilities:				
Undated loan capital		**1,867**	1,829	1,853
Dated loan capital	**16**	**3,787**	3,767	3,602
Minority interests (equity)		**235**	168	249
Shareholders' funds	**18**	**7,648**	7,743	7,327
Total liabilities and shareholders' funds		**119,915**	112,817	113,010

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the six months ended 30 June 2003

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Profit attributable to shareholders	**489**	416	428
Premises revaluation	**-**	-	(48)
Exchange translation differences	**36**	(39)	39
Total recognised gains and losses for the period	**525**	377	419

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES
For the six months ended 30 June 2003

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly, no note of the historical cost profits and losses has been included.

ACCOUNTING CONVENTION

The accounts of the Group have been prepared under the historical cost convention, modified by the revaluation of certain fixed assets and dealing positions. The accounting policies, as listed in the Annual Report 2002, continue to be consistently applied.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30 June 2003

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Net cash inflow from operating activities (see note 19)	**1,672**	960	3,818
Returns on investment and servicing of finance			
Interest paid on subordinated loan capital	**(239)**	(208)	(122)
Premium and costs on repayment of subordinated liabilities	**-**	-	(10)
Dividends paid to minority shareholders of subsidiary undertakings	**(6)**	(1)	(17)
Dividends paid on preference shares	**(27)**	(57)	(66)
Net cash outflow from returns on investment and servicing of finance	**(272)**	(266)	(215)
Taxation			
UK taxes paid	**(52)**	(29)	4
Overseas taxes paid	**(225)**	(154)	(149)
Total taxes paid	**(277)**	(183)	(145)
Capital expenditure and financial investment			
Purchases of tangible fixed assets	**(68)**	(99)	(110)
Acquisitions of treasury bills held for investment purposes	**(6,073)**	(5,449)	(5,004)
Acquisitions of debt securities held for investment purposes	**(22,232)**	(15,044)	(23,270)
Acquisitions of equity shares held for investment purposes	**(63)**	(37)	(138)
Disposals of tangible fixed assets	**7**	13	19
Disposals and maturities of treasury bills held for investment purposes	**6,398**	6,177	4,490
Disposals and maturities of debt securities held for investment purposes	**21,394**	13,622	21,908
Disposals of equity shares held for investment purposes	**53**	9	9
Net cash outflow from capital expenditure and financial investment	**(584)**	(808)	(2,096)
Net cash inflow/(outflow) before equity dividends paid and financing	**539**	(297)	1,362
Equity dividends paid to members of the Company	**(364)**	(308)	(154)
Financing			
Gross proceeds from issue of ordinary share capital	**2**	25	374
Ordinary share issue expenses	**-**	-	(31)
Redemption of preference share capital	**(17)**	-	(732)
Preference share capital – redemption expenses	**-**	-	(9)
Issue of subordinated loan capital	**-**	-	11
Repayment of subordinated liabilities	**-**	-	(355)
Net cash (outflow)/inflow from financing	**(15)**	25	(742)
Increase/(decrease) in cash in the period	**160**	(580)	466

1. Segmental Information by Geographic Segment

The following tables set out profit and loss information, average loans and advances to customers, net interest margin and selected balance sheet information by geographic segment for the six month periods ended 30 June 2003, 30 June 2002 and 31 December 2002.

6 months ended 30.06.03

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	713	348	168	374	268	280	183	616	2,950
Interest payable	(249)	(178)	(86)	(189)	(147)	(109)	(66)	(468)	(1,492)
Net interest income	464	170	82	185	121	171	117	148	1,458
Fees and commissions receivable, net	136	54	25	73	43	70	54	81	536
Dealing profits and exchange	44	28	11	50	32	28	37	44	274
Other operating income	7	(1)	2	12	54	2	4	(1)	79
Net revenue	651	251	120	320	250	271	212	272	2,347
Costs	(300)	(104)	(71)	(215)	(98)	(106)	(133)	(198)	(1,225)
Amortisation of goodwill								(67)	(67)
Total operating expenses	(300)	(104)	(71)	(215)	(98)	(106)	(133)	(265)	(1,292)
Operating profit before provisions	351	147	49	105	152	165	79	7	1,055
Charge for debts, contingent liabilities and commitments	(181)	(19)	(4)	(63)	(22)	10	(10)	(19)	(308)
Amounts written off fixed assets investments	-	-	-	-	(1)	-	-	(5)	(6)
Operating profit/(loss) before taxation	170	128	45	42	129	175	69	(17)	741
Loans and advances to customers - average	21,064	8,303	4,115	6,055	2,637	5,091	1,245	9,178	57,688
Net interest margin (%)	2.7	2.1	2.5	2.3	4.3	3.9	7.3	0.7	2.8
Loans and advances to customers – period end	20,941	9,069	4,317	6,702	2,991	5,279	1,350	7,364	58,013
Loans and advances to banks – period end	4,145	2,015	414	2,796	224	1,692	228	6,452	17,966
Total assets employed	41,685	19,531	6,925	18,269	7,806	10,596	4,597	39,454	148,863
Total risk weighted assets and contingents	20,022	12,539	3,704	8,381	4,930	6,746	1,740	21,631	79,693

(a) Total interest receivable and total interest payable include intra-group interest of $620 million.

(b) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(c) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment. The $10 million release from the general debt provision is also reported in this segment.

(d) Total assets employed include intra-group items of $22,184 million and balances of $6,764 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(e) Total risk weighted assets and contingents include $1,851 million of balances which are netted in calculating capital ratios.

1. Segmental Information by Geographic Segment (continued)

	6 months ended 30.06.02								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	848	359	164	369	298	303	163	759	3,263
Interest payable	(276)	(186)	(84)	(197)	(189)	(148)	(58)	(583)	(1,721)
Net interest income	572	173	80	172	109	155	105	176	1,542
Fees and commissions receivable, net	127	44	25	67	41	54	45	73	476
Dealing profits and exchange	35	17	9	41	18	29	24	56	229
Other operating income	-	1	1	3	30	4	2	(3)	38
Net revenue	734	235	115	283	198	242	176	302	2,285
Costs	(296)	(97)	(73)	(195)	(103)	(92)	(111)	(209)	(1,176)
Amortisation of goodwill								(68)	(68)
Total operating expenses	(296)	(97)	(73)	(195)	(103)	(92)	(111)	(277)	(1,244)
Operating profit before provisions	438	138	42	88	95	150	65	25	1,041
Charge for debts, contingent liabilities and commitments	(231)	(17)	(10)	(34)	(19)	-	3	(99)	(407)
Operating profit/(loss) before taxation	207	121	32	54	76	150	68	(74)	634
Loans and advances to customers – average	21,180	7,130	3,734	5,930	2,055	4,170	994	8,859	54,052
Net interest margin (%)	3.2	2.4	2.5	2.4	4.1	4.0	7.6	1.2	3.1
Loans and advances to customers – period end	21,155	7,775	3,760	6,556	2,064	4,234	1,102	8,237	54,883
Loans and advances to banks – period end	4,053	2,644	725	2,771	335	1,731	279	7,565	20,103
Total assets employed	40,408	17,845	6,491	16,277	7,164	9,612	3,737	43,112	144,646
Total risk weighted assets and contingents	20,372	10,641	3,584	8,116	4,094	5,912	1,453	19,477	73,649

(f) Total interest receivable and total interest payable include intra-group interest of $710 million.

(g) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(h) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(i) Total assets employed include intra-group items of $26,234 million and balances of $5,595 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(j) Total risk weighted assets and contingents include balances of $797 million which are netted in calculating Capital ratios.

1. Segmental Information by Geographic Segment (continued)

	6 months ended 31.12.02								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total $m
Interest receivable	870	421	185	420	299	335	153	782	3,465
Interest payable	(365)	(235)	(97)	(230)	(180)	(171)	(55)	(611)	(1,944)
Net interest income	505	186	88	190	119	164	98	171	1,521
Fees and commissions receivable, net	140	36	27	68	44	65	44	91	515
Dealing profits and exchange	33	14	6	32	25	29	13	39	191
Other operating income	4	14	(2)	(1)	8	1	1	2	27
Net revenue	682	250	119	289	196	259	156	303	2,254
Costs	(326)	(112)	(70)	(211)	(87)	(104)	(117)	(198)	(1,225)
Amortisation of goodwill								(88)	(88)
Total operating expenses	(326)	(112)	(70)	(211)	(87)	(104)	(117)	(286)	(1,313)
Operating profit before provisions	356	138	49	78	109	155	39	17	941
Charge for debts, contingent liabilities and commitments	(197)	(24)	(3)	(27)	(19)	(13)	(6)	(16)	(305)
Amounts written off fixed asset investments	-	-	-	-	-	-	-	(8)	(8)
Operating profit/(loss) before taxation	159	114	46	51	90	142	33	(7)	628
Loans and advances to customers – average	21,062	7,938	3,882	5,974	2,317	4,568	1,090	8,043	54,874
Net interest margin (%)	2.9	2.2	2.7	2.2	4.3	3.5	6.2	0.8	3.0
Loans and advances to customers – period end	21,313	8,060	4,201	6,390	2,458	4,883	1,168	8,536	57,009
Loans and advances to banks – period end	2,507	2,027	394	2,703	212	1,792	218	6,148	16,001
Total assets employed	41,143	17,387	6,732	16,295	6,411	10,400	3,880	42,327	144,575
Total risk weighted assets and contingents	19,958	11,570	3,724	7,512	4,367	6,709	1,556	20,430	75,826

(k) *Total interest receivable and total interest payable include intra-group interest of $730 million.*

(l) Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

(m) Business acquisitions are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas, UK and Group Head Office segment.

(n) Total assets employed include intra-group items of $25,874 million and balances of $5,691 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

(o) Total risk weighted assets and contingents include balances of $1,272 million which are netted in calculating Capital ratios.

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental Information by Geographic Segment (continued)

The following table sets out the structure of Standard Chartered's deposits by principal geographic region where it operates at 30 June 2003, 30 June 2002 and 31 December 2002.

30.06.03

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,574	1,067	661	793	996	1,527	865	288	7,771
Interest bearing current and demand accounts	11,583	2,078	76	1,601	28	832	881	3,820	20,899
Savings deposits	574	470	492	923	682	1,443	437	10	5,031
Time deposits	14,758	9,974	2,646	5,003	3,208	3,096	552	11,391	50,628
Other deposits	11	123	564	1,016	2	432	67	23	2,238
Total	28,500	13,712	4,439	9,336	4,916	7,330	2,802	15,532	86,567
Deposits by banks	1,219	3,516	409	2,122	1,253	1,089	112	5,065	14,785
Customer accounts	27,281	10,196	4,030	7,214	3,663	6,241	2,690	10,467	71,782
	28,500	13,712	4,439	9,336	4,916	7,330	2,802	15,532	86,567
Debt securities in issue	2,196	357	480	429	85	-	1	2,885	6,433
Total	30,696	14,069	4,919	9,765	5,001	7,330	2,803	18,417	93,000

30.06.02

	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,383	1,045	699	523	674	1,175	862	572	6,933
Interest bearing current and demand accounts	10,278	1,633	102	1,540	46	675	648	2,332	17,254
Savings deposits	577	451	531	1,901	544	1,089	417	198	5,708
Time deposits	16,679	8,782	2,812	4,226	3,064	3,201	519	10,988	50,271
Other deposits	5	248	309	693	3	328	147	1,560	3,293
Total	28,922	12,159	4,453	8,883	4,331	6,468	2,593	15,650	83,459
Deposits by banks	2,052	2,529	486	1,879	1,171	813	120	4,231	13,281
Customer accounts	26,870	9,630	3,967	7,004	3,160	5,655	2,473	11,419	70,178
	28,922	12,159	4,453	8,883	4,331	6,468	2,593	15,650	83,459
Debt securities in issue	1,098	113	360	524	81	-	3	1,306	3,485
Total	30,020	12,272	4,813	9,407	4,412	6,468	2,596	16,956	86,944

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental Information by Geographic Segment (continued)

	31.12.02								
	Asia Pacific								
	Hong Kong $m	Singapore $m	Malaysia $m	Other Asia Pacific $m	India $m	Middle East & Other S Asia $m	Africa $m	Americas UK & Group Head Office $m	Total Deposits $m
Non interest bearing current and demand accounts	1,341	992	828	597	807	1,465	696	428	7,154
Interest bearing current and demand accounts	10,841	1,860	76	1,590	3	500	908	2,939	18,717
Savings deposits	553	455	514	1,117	584	1,151	416	11	4,801
Time deposits	14,615	7,779	2,739	4,812	2,722	3,531	525	11,726	48,449
Other deposits	5	382	444	1,097	113	410	26	878	3,355
Total	27,355	11,468	4,601	9,213	4,229	7,057	2,571	15,982	82,476
Deposits by banks	649	1,356	422	2,183	1,078	1,156	113	3,893	10,850
Customer accounts	26,706	10,112	4,179	7,030	3,151	5,901	2,458	12,089	71,626
	27,355	11,468	4,601	9,213	4,229	7,057	2,571	15,982	82,476
Debt securities in issue	1,813	177	295	358	82	-	-	2,152	4,877
Total	29,168	11,645	4,896	9,571	4,311	7,057	2,571	18,134	87,353

2. Segmental Information by Class of Business

	6 months ended 30.06.03			6 months ended 30.06.02		
	Consumer Banking $m	**Wholesale Banking $m**	**Total $m**	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income	**904**	**554**	**1,458**	938	604	1,542
Other income	**307**	**582**	**889**	277	466	743
Net revenue	**1,211**	**1,136**	**2,347**	1,215	1,070	2,285
Costs	**(596)**	**(629)**	**(1,225)**	(568)	(608)	(1,176)
Amortisation of goodwill			**(67)**			(68)
Total operating expenses	**(596)**	**(629)**	**(1,292)**	(568)	(608)	(1,244)
Operating profit before provisions	**615**	**507**	**1,055**	647	462	1,041
Charge for debts, contingent liabilities and commitments	**(258)**	**(50)**	**(308)**	(321)	(86)	(407)
Amounts written off fixed asset investments	**-**	**(6)**	**(6)**	-	-	-
Operating profit before taxation	**357**	**451**	**741**	326	376	634
Total assets employed*	**32,925**	**86,990**	**119,915**	30,970	81,847	112,817
Total risk weighted assets and contingents	**23,421**	**54,421**	**77,842**	22,386	50,466	72,852

2. Segmental Information by Class of Business (continued)

	6 months ended 31.12.02		
	Consumer Banking $m	Wholesale Banking $m	Total $m
Net interest income	929	592	1,521
Other income	272	461	733
Net revenue	1,201	1,053	2,254
Costs	(622)	(603)	(1,225)
Amortisation of goodwill			(88)
Total operating expenses	(622)	(603)	(1,313)
Operating profit before provisions	579	450	941
Charge for debts, contingent liabilities and commitments	(282)	(23)	(305)
Amounts written off fixed asset investments	-	(8)	(8)
Operating profit before taxation	297	419	628
Total assets employed*	32,181	80,829	113,010
Total risk weighted assets and contingents	23,779	50,775	74,554

Please refer to note 1 (b), (c), (g), (h), (l), and (m). The $10 million release from the general debt provision is reported in Wholesale Banking. Assets held at the centre have been distributed between business segments in proportion to their total assets employed.

* Prior periods have been restated to net down intra group items.

3. Dealing Profits and Exchange

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Income from foreign exchange dealing	**187**	162	157
Profits less losses on dealing securities	**35**	22	43
Other dealing profits and exchange	**52**	45	(9)
	274	229	191

4. Other Operating Income

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Other operating income includes:			
Profits less losses on disposal of investment securities	**48**	19	(1)
Dividend income	**7**	4	1

5. Taxation

Analysis of taxation charge in the period	**6 months ended 30.06.03 $m**	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
The charge for taxation based upon the profits for the period comprises:			
United Kingdom corporation tax at 30% (30 June 2002: 30%; 31 December 2002: 30%)			
Current tax on income for the period	**158**	130	136
Adjustments in respect of prior periods	**2**	(1)	18
Double taxation relief	**(139)**	(90)	(90)
Foreign tax:			
Current tax on income for the period	**223**	183	199
Adjustments in respect of prior periods	**(1)**	(1)	(55)
Total current tax	**243**	221	208
Deferred tax:			
Origination/reversal of timing differences	**(5)**	(20)	(22)
Tax on profits on ordinary activities	**238**	201	186
Effective tax rate	**32.1%**	31.7%	29.6%

Overseas taxation includes taxation on Hong Kong profits of $25 million (30 June 2002: $21 million; 31 December 2002: $10 million) provided at a rate of 17.5 per cent (30 June 2002: 16 per cent; 31 December 2002: 16 per cent) on the profits assessable in Hong Kong. The Group's net deferred tax asset is $258 million, and is included in other assets (30 June 2002: $208 million; 31 December 2002: $236 million)

6. Dividends on Preference Shares

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**6**	6	5
8¼% preference shares of £1 each	**7**	6	6
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**15**	44	41
	28	56	52

7. Dividends on Ordinary Shares

	6 months ended 30.06.03		6 months ended 30.06.02		6 months ended 31.12.02	
	Cents per share	**$m**	Cents per share	$m	Cents per share	$m
Interim	**15.51**	**182**	14.10	160	-	-
Final	**-**	**-**	-	-	32.90	385
	15.51	**182**	14.10	160	32.90	385

The 2003 interim dividend of 15.51 cents per share will be paid in sterling, Hong Kong dollars or US dollars on 10 October 2003, to shareholders on the UK register of members at the close of business on 15 August 2003 and to shareholders on the Hong Kong branch register of members at the opening of business in Hong Kong (9:00am Hong Kong time) on 15 August 2003. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim cash dividend. Details of the dividend will be sent to shareholders on or around 22 August 2003.

8. Earnings Per Ordinary Share

	6 months ended 30.06.03			6 months ended 30.06.02			6 months ended 31.12.02		
	Profit $m	Average number of shares ('000)	Per share amount Cents	Profit $m	Average number of shares ('000)	Per share amount Cents	Profit $m	Average Number of shares ('000)	Per share amount Cents
Basic EPS									
Profit attributable to ordinary shareholders	461	1,165,676		360	1,131,734		376	1,139,594	
Premium and costs paid on redemption of preference shares	(2)	-		-	-		(82)		
Basic earnings per share	459	1,165,676	39.4	360	1,131,734	31.8	294	1,139,594	25.8
Effect of dilutive potential ordinary shares:									
Convertible bonds	10	34,488		8	34,488		9	34,488	
Options	-	231		-	2,978		-	1,358	
Diluted EPS	469	1,200,395	39.1	368	1,169,200	31.5	303	1,175,440	25.7

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Basic earnings per ordinary share, as above	459	360	294
Premium and costs paid on redemption of preference shares	2	-	82
Amortisation of goodwill	67	68	88
Profits less losses on disposal of investment securities	(48)	(19)	1
Amounts written off fixed asset investments	6	-	8
Impairment of tangible fixed assets	-	-	9
Gain on close out of interest rate swap to hedge preference share dividends	-	-	(57)
Tax charge relating to profit on interest rate swap	-	-	17
Normalised earnings	486	409	442
Normalised earnings per ordinary share	41.7c	36.1c	38.8c

9. Loans and Advances

	30.06.03		30.06.02*		31.12.02*	
	Loans to banks $m	**Loans to customers $m**	Loans to banks $m	Loans to customers $m	Loans to banks $m	Loans to customers $m
Gross loans and advances	**18,072**	**60,734**	20,216	58,058	16,111	59,912
Specific provisions for bad and doubtful debts	**(98)**	**(1,626)**	(110)	(2,001)	(103)	(1,721)
General provisions for bad and doubtful debts	**-**	**(458)**	-	(468)	-	(468)
Interest in suspense	**(8)**	**(637)**	(3)	(706)	(7)	(714)
	17,966	**58,013**	20,103	54,883	16,001	57,009

The movement in provisions for bad and doubtful debts is set out below:

	6 months ended 30.06.03		6 months ended 30.06.02*		6 months ended 31.12.02*	
	Specific $m	**General $m**	Specific $m	General $m	Specific $m	General $m
Provisions held at beginning of period	**1,824**	**468**	2,059	468	2,111	468
Exchange translation differences	**5**	**-**	11	-	4	-
Amounts written off	**(531)**	**-**	(391)	-	(615)	-
Recoveries of amounts previously written off	**37**	**-**	26	-	39	-
Other	**71**	**-**	-	-	(14)	-
New provisions	**474**	**-**	550	-	462	-
Recoveries/provisions no longer required	**(156)**	**(10)**	(144)	-	(163)	-
Net charge against/(credit to) profit	**318**	**(10)**	406	-	299	-
Provisions held at end of period	**1,724**	**458**	2,111	468	1,824	468

* Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down. Prior periods have been restated.

10. Non-Performing Loans and Advances

	30.06.03			30.06.02*			31.12.02*		
	SCNB (LMA) $m	**Other $m**	**Total $m**	SCNB (LMA) $m	Other $m	Total $m	SCNB (LMA) $m	Other $m	Total $m
Loans and advances on which interest is suspended	**757**	**3,269**	**4,026**	849	3,875	4,724	781	3,476	4,257
Specific provisions for bad and doubtful debts	**(94)**	**(1,630)**	**(1,724)**	(92)	(2,019)	(2,111)	(91)	(1,733)	(1,824)
Interest in suspense	**-**	**(645)**	**(645)**	-	(709)	(709)	-	(721)	(721)
	663	**994**	**1,657**	757	1,147	1,904	690	1,022	1,712

* Corporate loans and advances to customers against which provisions have been outstanding for two years or more are no longer written down. Prior periods have been restated.

Net non-performing loans and advances comprises loans and advances to banks $86 million (30 June 2002: $66 million; 31 December 2002: $102 million) and loans and advances to customers $1,571 million (30 June 2002: $1,838 million; 31 December 2002: $1,610 million).

10. Non-Performing Loans and Advances (continued)

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition, non-performing loans (NPLs) of THB 35.24 billion ($849 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF), a Thai Government agency. Under the LMA, the FIDF has guaranteed the recovery of a principal amount of the NPLs of THB 23 billion ($554 million). The LMA also provides, inter alia, for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB, every half year, for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio, subject to the LMA, specific provisions and interest in suspense together cover 70 per cent (30 June 2002: 74 per cent; 31 December 2002: 71 per cent) of total non-performing lending to customers.

11. Debt Securities and Other Fixed Income Securities

	30.06.03			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	5,852	1,470	7,322	5,932
Other public sector securities	440	-	440	445
	6,292	1,470	7,762	6,377
Issued by banks:				
Certificates of deposit	4,549	33	4,582	4,528
Other debt securities	4,753	340	5,093	4,753
	9,302	373	9,675	9,281
Issued by other issuers:				
Bills discountable with recognised markets	-	20	20	-
Other debt securities	4,254	909	5,163	4,272
	4,254	929	5,183	4,272
Total debt securities	19,848	2,772	22,620	19,930
Of which:				
Listed on a recognised UK exchange	5,192	-	5,192	5,189
Listed elsewhere	5,519	914	6,433	5,598
Unlisted	9,137	1,858	10,995	9,143
	19,848	2,772	22,620	19,930
Book amount investment securities:				
One year or less	10,496			
One to five years	8,152			
More than five years	1,200			
	19,848			

Debt securities include $559 million (30 June 2002: $409 million; 31 December 2002: $552 million) of securities sold subject to sale and repurchase transactions.

The valuation of listed investments is at market value and of unlisted investments at directors' estimate.

11. Debt Securities and Other Fixed Income Securities (continued)

	30.06.02			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	4,520	1,532	6,052	4,596
Other public sector securities	577	20	597	585
	5,097	1,552	6,649	5,181
Issued by banks:				
Certificates of deposit	3,602	30	3,632	3,609
Other debt securities	4,287	26	4,313	4,288
	7,889	56	7,945	7,897
Issued by other issuers:				
Bills discountable with recognised markets	-	155	155	-
Other debt securities	3,470	440	3,910	3,467
	3,470	595	4,065	3,467
Total debt securities	16,456	2,203	18,659	16,545
Of which:				
Listed on a recognised UK exchange	6,802	-	6,802	6,806
Listed elsewhere	3,674	640	4,314	3,705
Unlisted	5,980	1,563	7,543	6,034
	16,456	2,203	18,659	16,545
Book amount investment securities:				
One year or less	7,893			
One to five years	6,256			
More than five years	2,303			
Undated	4			
	16,456			

11. Debt Securities and Other Fixed Income Securities (continued)

	31.12.02			
	Book amount Investment securities $m	Book amount Dealing securities $m	Book amount Total debt securities $m	Valuation Investment securities $m
Issued by public bodies:				
Government securities	5,498	733	6,231	5,606
Other public sector securities	599	-	599	607
	6,097	733	6,830	6,213
Issued by banks:				
Certificates of deposit	4,260	32	4,292	4,258
Other debt securities	4,494	247	4,741	4,492
	8,754	279	9,033	8,750
Issued by other issuers:				
Bills discountable with recognised markets	-	113	113	-
Other debt securities	3,547	664	4,211	3,556
	3,547	777	4,324	3,556
Total debt securities	18,398	1,789	20,187	18,519
Of which:				
Listed on a recognised UK exchange	4,167	24	4,191	4,169
Listed elsewhere	7,244	692	7,936	7,350
Unlisted	6,987	1,073	8,060	7,000
	18,398	1,789	20,187	18,519
Book amount investment securities:				
One year or less	9,033			
One to five years	7,976			
More than five years	1,389			
	18,398			

11. Debt Securities and Other Fixed Income Securities (continued)

The change in the book amount of debt securities held for investment purposes comprised:

	6 months ended 30.06.03			6 months ended 30.06.02		
	Historical cost $m	**Amortisation of discounts/ premiums $m**	**Book amount $m**	Historical cost $m	Amortisation of discounts/ premiums $m	Book amount $m
At 1 January	**18,383**	**15**	**18,398**	14,422	23	14,445
Exchange translation differences	**570**	**3**	**573**	569	6	575
Acquisitions	**22,232**	**-**	**22,232**	15,044	-	15,044
Maturities and disposals	**(21,314)**	**(32)**	**(21,346)**	(13,616)	13	(13,603)
Amortisation of discounts and premiums	**-**	**(9)**	**(9)**	-	(5)	(5)
At 30 June	**19,871**	**(23)**	**19,848**	16,419	37	16,456

	6 months ended 31.12.02		
	Historical cost $m	Amortisation of discounts/ premiums $m	Book amount $m
At 1 July 2002	16,419	37	16,456
Exchange translation differences	566	1	567
Acquisitions	23,270	5	23,275
Maturities and disposals	(21,872)	(37)	(21,909)
Amortisation of discounts and premiums	-	9	9
At 31 December 2002	18,383	15	18,398

At 30 June 2003, unamortised premiums on debt securities held for investment purposes amounted to $135 million (30 June 2002: $126 million; 31 December 2002: $307 million) and unamortised discounts amounted to $205 million (30 June 2002: $5 million; 31 December 2002: $21 million).

12. Equity Shares and Other Variable Yield Securities

	30.06.03		30.06.02		31.12.02	
	Book amount Investment securities $m	**Valuation Investment securities $m**	Book amount Investment securities $m	Valuation Investment securities $m	Book amount Investment securities $m	Valuation Investment securities $m
Listed on a recognised UK exchange:						
Own shares	**58**	**61**	-	-	57	58
Other	**2**	**2**	-	-	1	1
Listed elsewhere	**74**	**75**	35	36	69	66
Unlisted	**116**	**116**	96	96	123	123
	250	**254**	131	132	250	248
One year or less	**24**	**24**	1	1	6	5
One to five years	**31**	**39**	33	33	45	46
More than five years	**-**	**-**	-	-	–	–
Undated	**195**	**191**	97	98	199	197
	250	**254**	131	132	250	248

12. Equity Shares and Other Variable Yield Securities (continued)

The valuation of listed securities is at market value and of unlisted securities at directors' estimate.

Income from listed equity shares amounted to $2 million (30 June 2002: $nil; 31 December 2002: $1 million) and income from unlisted equity shares amounted to $5 million (30 June 2002: $4 million; 31 December 2002: $nil).

The change in the book amount of equity shares held for investment purposes comprised:

	6 months ended 30.06.03			6 months ended 30.06.02		
	Historical cost $m	**Provisions $m**	**Book amount $m**	Historical cost $m	Provisions $m	Book amount $m
At 1 January	**282**	**(32)**	**250**	123	(14)	109
Exchange translation differences	**2**	**-**	**2**	(2)	5	3
Acquisitions	**63**	**-**	**63**	37	(9)	28
Disposals	**(59)**	**-**	**(59)**	(9)	-	(9)
Other	**-**	**(6)**	**(6)**	-	-	-
At 30 June	**288**	**(38)**	**250**	149	(18)	131

	6 months ended 31.12.02		
	Historical cost $m	Provisions $m	Book amount $m
At 1 July	149	(18)	131
Exchange translation differences	6	(6)	-
Acquisitions	138	9	147
Disposals	(11)	2	(9)
Other	-	(19)	(19)
At 31 December	282	(32)	250

The Royal Bank of Scotland Trust Company (Jersey) Limited is trustee of the 1995 Employees' Share Ownership Plan Trust (the 'trust'), which is an employee benefit trust used in conjunction with some of the Group's employee share schemes. The trustee has agreed to satisfy a number of awards made under the schemes. As part of these arrangements Group companies fund, from time to time, the trust to enable the trustee to acquire shares to satisfy these awards.

The trust has acquired, at market value, 11,070,546 (30 June 2002: nil; 31 December 2002: 7,160,366) Standard Chartered PLC shares which are held in a pool for the benefit of participants under the Group's Restricted Share Scheme and Executive Share Option Schemes. The purchase of these shares has been fully funded by the Group.

At 30 June 2003, the trust held 11,070,546 (30 June 2002: nil; 31 December 2002: 7,160,366) shares, of which 6,019,469 (30 June 2002: nil; 31 December 2002: 2,038,122) have vested unconditionally. The balance of 5,051,077 (30 June 2002: nil; 31 December: 5,122,244) shares have been included in the Group balance sheet, as investment in own shares at cost of $58 million (30 June 2002: $nil; 31 December 2002: $57 million) 4,947,801 (30 June 2002: nil; 31 December 2002: 3,022,244) shares have been conditionally gifted to employees and 103,276 shares are under option to employees. The market value of the unvested shares at 30 June 2003 was $61million (30 June 2002: $nil; 31 December 2002: $58 million).

13. Deposits by Banks

	30.06.03 $m	30.06.02 $m	31.12.02 $m
Repayable on demand	**3,728**	2,703	2,742
With agreed maturity dates or periods of notice, by residual maturity:			
Three months or less	**8,587**	9,081	6,718
Between three months and one year	**1,596**	1,005	1,112
Between one and five years	**318**	492	277
Over five years	**556**	-	1
	14,785	13,281	10,850

The deposits by banks over five years at 30 June 2003 are on a fixed rate charge of five per cent.

14. Customer Accounts

	30.06.03 $m	30.06.02 $m	31.12.02 $m
Repayable on demand	**26,617**	23,751	24,730
With agreed maturity dates or periods of notice, by residual maturity:			
Three months or less	**38,561**	39,116	39,691
Between three months and one year	**5,525**	5,795	5,539
Between one and five years	**1,032**	1,488	1,666
Over five years	**47**	28	–
	71,782	70,178	71,626

15. Debt Securities in Issue

	30.06.03			30.06.02		
	Certificates of deposit of $100,000 or more $m	**Other debt securities in issue $m**	**Total $m**	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:						
Three months or less	**1,602**	**1,040**	**2,642**	1,257	278	1,535
Between three and six months	**219**	**148**	**367**	371	27	398
Between six months and one year	**569**	**388**	**957**	211	57	268
Between one and five years	**1,883**	**395**	**2,278**	1,061	101	1,162
Over five years	**24**	**165**	**189**	-	122	122
	4,297	**2,136**	**6,433**	2,900	585	3,485

15. Debt Securities in Issue (continued)

	31.12.02		
	Certificates of deposit of $100,000 or more $m	Other debt securities in issue $m	Total $m
By residual maturity:			
Three months or less	1,642	142	1,784
Between three and six months	411	138	549
Between six months and one year	648	28	676
Between one and five years	1,527	152	1,679
Over five years	27	162	189
	4,255	622	4,877

16. Dated Subordinated Loan Capital

	30.06.03 $m	30.06.02 $m	31.12.02 $m
By residual maturity:			
Within one year	**-**	149	-
Between one and five years	**337**	348	336
Over five years	**3,450**	3,270	3,266
	3,787	3,767	3,602

Of the dated subordinated loan capital, $3,385 million is at fixed interest rates (30 June 2002: $3,373 million; 31 December 2002: $3,204 million).

17. Called Up Share Capital

	30.06.03 $m	30.06.02 $m	31.12.02 $m
Equity capital			
Ordinary shares of $0.50 each	**586**	567	585
Non-equity capital			
Non-cumulative irredeemable preference shares:			
7⅜% preference shares of £1 each	**158**	152	161
8¼% preference shares of £1 each	**164**	152	161
Non-cumulative redeemable preference shares:			
8.9% preference shares of $5 each	**2**	5	2
	910	876	909

17. Called Up Share Capital (continued)

In November 2002, the Group repurchased 659,126 8.9 per cent non-cumulative preference shares of $5 each. The shares were repurchased at a price of $1,110 per share. The total premium paid on the repurchase equated to $82 million. This, however, was partially offset by a gain on unwinding the interest rate swaps hedging the position of $57 million.

During the first half of 2003, the Group repurchased 7,000 8.9 per cent non-cumulative preference shares of $5 each. The preference shares were repurchased at prices between $1,132.36 and $1,140.52. The total premium paid on the repurchase was $0.8 million. The shares were cancelled leaving 333,874 of the 8.9 per cent dollar preference shares in issue.

During the first half of 2003, the Group repurchased 3,965,000 7⅜ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at prices between £1.12875 and £1.13. The total premium paid on the repurchase was $0.8 million. The shares were cancelled leaving 96,035,000 of the 7⅜ per cent sterling preference shares in issue.

During the first half of 2003, the Group repurchased 750,000 8¼ per cent non-cumulative preference shares of £1 each. The preference shares were repurchased at £1.22875. The total premium paid on the repurchase was $0.3 million. The shares were cancelled leaving 99,250,000 of the 8¼ per cent sterling preference shares in issue.

18. Shareholders' Funds

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total shareholders' funds $m
At 1 January 2003	909	2,764	5	3	3	3,643	7,327
Exchange translation differences	8	-	-	-	-	28	36
Shares issued, net of expenses	1	1	-	-	-	21	23
Realised on disposal of property	-	-	-	-	(2)	2	-
Repurchase of preference shares	(8)	-	-	8	-	(17)	(17)
Retained profit	-	-	-	-	-	279	279
At 30 June 2003	910	2,765	5	11	1	3,956	7,648
Equity interests							7,023
Non-equity interests							625
At 30 June 2003							7,648

18. Shareholders' Funds (continued)

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total shareholders' funds $m
At 1 January 2002	861	2,761	5	-	61	3,850	7,538
Exchange translation differences	14	-	-	-	(1)	(52)	(39)
Shares issued, net of expenses	1	11	-	-	-	32	44
Retained profit	-	-	-	-	-	200	200
Capitalised on exercise of share options	-	2	-	-	-	(2)	-
At 30 June 2002	876	2,774	5	-	60	4,028	7,743
Equity interests							6,470
Non-equity interests							1,273
At 30 June 2002							7,743

	Share capital $m	Share premium account $m	Capital reserve $m	Capital redemption reserve $m	Premises revaluation reserve $m	Profit and loss account $m	Total shareholders' funds $m
At 1 July 2002	876	2,774	5	-	60	4,028	7,743
Exchange translation differences	18	-	-	-	(5)	26	39
Shares issued, net of expenses	18	318	-	-	-	7	343
Realised on disposal of property	-	-	-	-	(4)	4	-
Repurchase of preference shares	(3)	(328)	-	3	-	(413)	(741)
Retained profit	-	-	-	-	-	(9)	(9)
Premises revaluation	-	-	-	-	(48)	-	(48)
At 31 December 2002	909	2,764	5	3	3	3,643	7,327
Equity interests							6,695
Non-equity interests							632
At 31 December 2002							7,327

19. Consolidated Cash Flow Statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	6 months ended 30.06.03 $m	6 months ended 30.06.02 $m	6 months ended 31.12.02 $m
Operating profit	**741**	634	628
Items not involving cash flow:			
Amortisation of goodwill	**67**	68	88
Depreciation and amortisation of premises and equipment	**108**	89	100
Loss on disposal of tangible fixed assets	**-**	1	2
Gain on disposal of investment securities	**(48)**	(19)	1
Amortisation of investments	**12**	(16)	(32)
Charge for bad and doubtful debts and contingent liabilities	**308**	407	305
Amounts written off fixed asset investments	**6**	-	8
Debts written off, net of recoveries	**(494)**	(365)	(576)
Increase/(decrease) in accruals and deferred income	**42**	(149)	(107)
(Increase)/decrease in prepayments and accrued income	**(452)**	109	(125)
Adjustments for items shown separately:			
Interest paid on subordinated loan capital	**239**	208	122
Premium and costs on repayment of subordinated liabilities	**-**	-	10
Net cash inflow from trading activities	**529**	967	424
Net increase in cheques in the course of collection	**(73)**	(2)	(17)
Net increase in treasury bills and other eligible bills	**(14)**	(47)	(46)
Net (increase)/decrease in loans and advances to banks and customers	**(2,856)**	(2,099)	2,559
Net increase/(decrease) in deposits from banks, customer accounts and debt securities in issue	**5,320**	3,043	(152)
Net (increase)/decrease in dealing securities	**(972)**	(615)	313
Net (increase)/decrease in mark-to-market adjustment	**(104)**	128	286
Net (decrease)/increase in other accounts	**(158)**	(415)	451
Net cash inflow from operating activities	**1,672**	960	3,818
Analysis of changes in cash			
Balance at beginning of period	**3,496**	3,549	3,050
Exchange translation differences	**7**	81	(20)
Net cash inflow/(outflow)	**160**	(580)	466
Balance at end of period	**3,663**	3,050	3,496

20. Net Interest Margin and Interest Spread

	6 months ended 30.06.03 %	6 months ended 30.06.02 %	6 months ended 31.12.02 %
Net interest margin	**2.8**	3.1	3.0
Interest spread	**2.6**	2.9	2.6

	$m	$m	$m
Average interest earning assets	**103,871**	98,077	101,257
Average interest bearing liabilities	**91,028**	86,491	86,479

21. Remuneration

The Group employed 30,100 staff at 30 June 2003 (30 June 2002: 28,100; 31 December 2002: 29,400).

Within the authority delegated by the Board of Directors, the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration.

The success of the Group depends upon the performance and commitment of talented employees. The Group's remuneration policy is to:-

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual, the operations and functions for which they are responsible, the Group as a whole and the interests of the shareholders;
- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors.
- Annual bonus awards are made wholly on the basis of Group and individual performance and also an individual's adherence to the Group's values.

Standard Chartered Group believes strongly in encouraging employee share ownership at all levels in the organisation. The Group is proud to announce that more than 50 per cent of employees globally own shares in the Company. In addition the Group operates certain discretionary share plans which are designed to provide competitive long-term incentives. Of these plans, the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of tough performance criteria.

22. Charge on Group Assets

Group assets include $2,741 million (30 June 2002: $2,184 million; 31 December 2002: $2,699 million) which are subordinated to the claims of other parties.

23. Contingent Liabilities and Commitments

The table below shows the contract or underlying principal amounts, credit equivalent amounts and risk weighted amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk. The credit equivalent and risk weighted amounts have been calculated in accordance with the Bank of England's guidelines implementing the Basel Accord on capital adequacy, after taking account of collateral and guarantees received.

	30.06.03			30.06.02		
	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities						
Acceptances and endorsements	870	870	817	672	672	595
Guarantees and irrevocable letters of credit	12,235	8,324	5,888	12,742	9,262	6,503
Other contingent liabilities	5,549	4,064	2,923	3,789	2,425	1,836
	18,654	13,258	9,628	17,203	12,359	8,934
Commitments						
Documentary credits and short term trade-related transactions	1,640	328	291	1,987	397	343
Forward asset purchases and forward deposits placed	95	95	19	100	100	20
Undrawn formal standby facilities, credit lines and other commitments to lend:						
One year and over	8,071	4,036	3,231	7,621	3,811	2,763
Less than one year	6,456	-	-	3,505	-	-
Unconditionally cancellable	26,924	-	-	25,931	-	-
	43,186	4,459	3,541	39,144	4,308	3,126

	31.12.02		
	Contract or underlying principal amount $m	Credit equivalent amount $m	Risk weighted amount $m
Contingent liabilities			
Acceptances and endorsements	897	897	854
Guarantees and irrevocable letters of credit	12,199	8,374	6,102
Other contingent liabilities	4,817	3,371	2,281
	17,913	12,642	9,237
Commitments			
Documentary credits and short term trade-related transactions	1,690	338	295
Forward asset purchases and forward deposits placed	21	21	4
Undrawn formal standby facilities, credit lines and other commitments to lend:			
One year and over	8,125	4,063	3,399
Less than one year	5,152	-	-
Unconditionally cancellable	28,815	-	-
	43,803	4,422	3,698

24. Fair Values

These tables analyse the notional principal amounts and the positive and negative fair values of the Group's derivative financial instruments. Positive and negative fair values are the mark-to-market values of the derivative contracts adjusted for any amounts recognised in the Consolidated Profit and Loss Account for non-trading items. Notional principal amounts are the amount of principal underlying the contract at the reporting date.

Fair values at the period end are representative of the Group's typical position during the period.

Trading activities are defined as positions held in financial instruments with the intention of benefiting from short term rates or price movements. The risk section of the Financial Review on pages 16 to 30 explains the Group's risk management of derivative contracts.

	30.06.03			30.06.02		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book						
Forward foreign exchange contracts	**486,541**	**5,808**	**5,437**	360,862	7,767	7,953
Foreign exchange derivative contracts						
Currency swaps and options	**134,909**	**1,532**	**1,674**	89,272	1,389	1,622
Interest rate derivative contracts						
Swaps	**200,459**	**3,413**	**3,191**	174,891	1,685	1,583
Forward rate agreements and options	**33,591**	**89**	**72**	49,688	126	113
Exchange traded futures and options	**149,357**	**48**	**47**	65,468	51	54
Total	**383,407**	**3,550**	**3,310**	290,047	1,862	1,750
Equity and stock index derivatives	**-**	**-**	**-**	8	-	-
Total trading book derivative financial instruments	**1,004,857**	**10,890**	**10,421**	740,189	11,018	11,325
Effect of netting		**(6,764)**	**(6,764)**		(5,595)	(5,595)
		4,126	**3,657**		5,423	5,730

24. Fair Values (continued)

	31.12.02		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Trading book			
Forward foreign exchange contracts	340,334	5,623	5,548
Foreign exchange derivative contracts			
Currency swaps and options	96,940	1,108	1,252
Interest rate derivative contracts			
Swaps	188,313	2,926	2,653
Forward rate agreements and options	28,335	108	91
Exchange traded futures and options	39,834	25	36
Total	256,482	3,059	2,780
Total trading book derivative financial instruments	693,756	9,790	9,580
Effect of netting		(5,691)	(5,691)
		4,099	3,889

Non-trading activities are defined as positions held with respect to management of the Group's assets and liabilities and related hedges.

	30.06.03			30.06.02		
	Notional principal amounts $m	**Positive fair value $m**	**Negative fair value $m**	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book						
Forward foreign exchange contracts						
Currency swaps and options	**524**	**-**	**-**	-	-	-
Interest rate derivative contracts						
Swaps	**1,124**	**-**	**2**	786	-	1
Forward rate agreements and options	**79**	**-**	**-**	6	-	-
Exchange traded futures and options	**4,009**	**2**	**2**	3,480	1	4
Total	**5,212**	**2**	**4**	4,272	1	5
Commodity derivative contracts	**1,207**	**6**	**6**	1,862	20	20
Total non-trading book derivative financial instruments	**6,943**	**8**	**10**	6,134	21	25

24. Fair Values (continued)

	31.12.02		
	Notional principal amounts $m	Positive fair value $m	Negative fair value $m
Non-trading book			
Forward foreign exchange contracts			
Currency swaps and options	524	2	-
Interest rate derivative contracts			
Swaps	1,313	-	2
Forward rate agreements and options	181	2	1
Exchange traded futures and options	2,231	2	1
Total	3,725	4	4
Commodity derivative contracts	1,812	14	14
Total non-trading book derivative financial instruments	6,061	20	18

	30.06.03		30.06.02	
	Book value $m	**Market value $m**	Book value $m	Market value $m
Listed and publicly traded securities:				
Financial assets	**15,456**	**15,544**	14,771	14,814
Preference shares	**625**	**749**	1,273	1,380
Other financial liabilities	**11,110**	**11,169**	8,512	8,134
Financial liabilities	**11,735**	**11,918**	9,785	9,514

	31.12.02	
	Book value $m	Market value $m
Listed and publicly traded securities:		
Financial assets	16,337	16,451
Preference shares	632	753
Other financial liabilities	9,710	9,478
Financial liabilities	10,342	10,231

Financial assets include treasury bills, debt securities and equity shares. Other financial liabilities include debt securities in issue and subordinated loan capital.

25. Credit Exposures in Respect of Derivative Contracts

The residual maturity analysis of the notional principal amounts of derivative contracts, excluding exchange traded futures and options, held at 30 June 2003, 30 June 2002 and 31 December 2002 for trading and non-trading purposes is set out below:

	30.06.03				30.06.02			
	Under one year $m	**One to five years $m**	**Over five years $m**	**Total $m**	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts								
Notional principal amount	**587,971**	**29,973**	**4,030**	**621,974**	429,473	16,601	4,060	450,134
Net replacement cost	**6,575**	**685**	**80**	**7,340**	8,589	490	77	9,156
Interest rate derivative contracts								
Notional principal amount	**120,767**	**89,649**	**24,837**	**235,253**	136,020	72,870	16,481	225,371
Net replacement cost	**494**	**1,693**	**1,315**	**3,502**	519	978	314	1,811
Equity and stock index derivatives								
Notional principal amount	**-**	**-**	**-**	**-**	8	-	-	8
Net replacement cost	**-**	**-**	**-**	**-**	-	-	-	-
Commodity derivative contracts								
Notional principal amount	**701**	**506**	**-**	**1,207**	970	892	-	1,862
Net replacement cost	**1**	**5**	**-**	**6**	9	11	-	20
Counterparty risk								
Financial institutions				**8,894**				9,244
Non financial institutions				**1,954**				1,743
Total net replacement cost				**10,848**				10,987

	31.12.02			
	Under one year $m	One to five years $m	Over five years $m	Total $m
Forward foreign exchange and foreign exchange derivative contracts				
Notional principal amount	415,839	18,589	3,370	437,798
Net replacement cost	6,294	360	79	6,733
Interest rate derivative contracts				
Notional principal amount	120,843	77,219	20,080	218,142
Net replacement cost	578	1,490	968	3,036
Equity and stock index derivatives				
Notional principal amount	-	-	-	-
Net replacement cost	-	-	-	-
Commodity derivative contracts				
Notional principal amount	943	869	-	1,812
Net replacement cost	3	11	-	14
Counterparty risk				
Financial institutions				9,034
Non financial institutions				749
Total net replacement cost				9,783

The risk section of the Financial Review on pages 16 to 30 explains the Group's risk management of derivative contracts.

26. Structural Currency Exposures

The Group's structural currency exposures were as follows:

	30.06.03			30.06.02		
	Net investments in overseas units $m	**Borrowing in the functional currency of the units concerned hedging the net investment in the units $m**	**Structural currency exposures $m**	Net investments in overseas units $m	Borrowing in the functional currency of the units concerned hedging the net investment in the units $m	Structural currency exposures $m
Functional currency of the business unit:						
Singapore Dollar	**2**	**-**	**2**	17	-	17
Indian Rupee	**476**	**-**	**476**	324	-	324
Hong Kong Dollar	**(65)**	**-**	**(65)**	17	-	17
Malaysian Ringgit	**428**	**-**	**428**	454	-	454
Thai Baht	**(1)**	**-**	**(1)**	5	-	5
UAE Dirham	**161**	**-**	**161**	260	-	260
Sterling	**1,305**	**(1,295)**	**10**	4	-	4
Other non US dollar	**768**	**-**	**768**	700	-	700
Total	**3,074**	**(1,295)**	**1,779**	1,781	-	1,781

	31.12.02		
	Net investments in overseas units $m	Borrowing in the functional currency of the units concerned hedging the net investment in the units $m	Structural currency exposures $m
Functional currency of the business unit:			
Singapore Dollar	49	-	49
Indian Rupee	459	-	459
Hong Kong Dollar	(32)	-	(32)
Malaysian Ringgit	428	-	428
Thai Baht	27	-	27
UAE Dirham	170	-	170
Sterling	1,593	(1,542)	51
Other non US dollar	799	-	799
Total	3,493	(1,542)	1,951

Structural currency exposures for 2002 and 2003 relate to net investments in non US dollar units.

The Group's main operations in non US dollar units were Asia, Africa and the United Kingdom. The main operating (or 'functional') currencies of its overseas business units therefore include Hong Kong Dollar, Malaysian Ringgit, Singapore Dollar and Sterling. As the Group prepares its consolidated financial statements in US dollars, it follows that the Group's consolidated balance sheet is affected by movements in the exchange rates between functional currencies and US dollars. These currency exposures are referred to as structural. Translation gains and losses arising from these exposures are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The risk section of the Financial Review on pages 16 to 30 explains the risk management with respect to the Group's hedging policies.

27. Market Risk

Trading book	6 months ended 30.06.03 Average $m	High $m	Low $m	30.06.03 Actual $m	6 months ended* 30.06.02 Average $m	High $m	Low $m	30.06.02 Actual $m
Daily value at risk:								
Interest rate risk	2.5	4.0	1.8	4.0	2.9	6.0	1.9	2.7
Foreign exchange risk	1.8	3.8	0.9	1.3	2.0	2.6	1.4	2.0
Total	3.8	6.7	2.0	4.6	4.9	8.6	3.3	5.0

Trading book	6 months ended* 31.12.02 Average $m	High $m	Low $m	31.12.02 Actual $m
Daily value at risk:				
Interest rate risk	2.4	2.8	1.6	1.6
Foreign exchange risk	1.7	2.6	1.0	1.1
Total	4.1	5.4	2.6	2.7

* Restated for change in methodology (see page 28).

This note should be read in conjunction with the market risk section of the Financial Review on pages 16 to 30 which explains the Group's market risk management.

The VaR above is calculated for expected movements over a minimum of one business day and to a confidence level of approximately 97.5 per cent. This confidence level suggests that potential daily losses, in excess of the VaR measure, are only likely to be experienced six times per year.

The Group recognises that there are limitations to the generic VaR methodology. These limitations include the fact that the risk factors may not fall within the assumption of a normal distribution, i.e. that a greater than expected number of observations may fall outside the stated confidence level. Also, the historical data may not be the best proxy for future price movements, either because the observation period does not include extreme price movements or, in some cases, because data is not available. Losses beyond the confidence interval are not captured by a VaR calculation, which therefore gives no indication of the size of unexpected losses in these situations. This is particularly relevant in the case of extreme market movements, which may arise in periods of low liquidity and invalidate the assumption that positions can be closed in a liquid market. VaR is calculated as the Group's exposure as at the close of business, London time. Intra-day risk levels may vary from those reported at the end of the day.

28. Statutory Accounts

The information in this Interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 6 August 2003. The comparative figures for the financial year ended 31 December 2002 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

29. Forward Looking Statements

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

30. UK and Hong Kong Accounting Requirements

The consolidated financial statements of the Group are prepared in accordance with UK GAAP which differs in certain significant respects from Hong Kong GAAP. There would be no material differences between the accounting conventions except as set out below:

Investments in securities

UK GAAP

Securities, including equity shares and treasury bills, which are intended for use on a continuing basis are classified as investment securities. Investment securities are stated at cost less any provision for permanent diminution in value. Where dated investment securities are purchased at a premium or a discount, these premiums or discounts are amortised through the profit and loss account. Securities other than investment securities are classified as dealing securities and are stated at market value.

Hong Kong GAAP

Under Hong Kong Statement of Accounting Practice 24 – Accounting for Investments in Securities (SSAP24), investment securities classified as held-to-maturity securities are stated at amortised cost less any provision for diminution in value. Other securities, not intended to be held until maturity, are accounted for under the 'alternative' treatment. Under the alternative treatment securities are identified as either trading or non-trading. Trading securities are stated at fair value with changes in fair value recognised in the profit and loss account as they arise. Non-trading securities are stated at fair value with changes in fair value recognised in the revaluation reserve until disposal.

If the Group had prepared its financial statements under Hong Kong SAAP24 there would have been a net charge to the profit and loss account of $5 million, (30 June 2002: $10 million; 31 December 2002: $10 million), an increase in the book amount of investment in securities of $47 million (30 June 2002: $11 million decrease; 31 December 2002: $60million increase) and a credit to reserves of $33 million (30 June 2002: $9 million; 31 December 2002: $42 million).

Tangible Fixed Assets

UK GAAP

Under Financial Reporting Standard 15 – Tangible Fixed Assets (FRS15), revaluation gains should be recognised in the profit and loss account only to the extent (after adjusting for subsequent depreciation) that they reverse revaluation losses on the same asset that were previously recognised in the profit and loss account. All other revaluation gains should be recognised in the statement of total recognised gains and losses.

All revaluation losses that are caused by a clear consumption of economic benefits should be recognised in the profit and loss account. Other revaluation losses should be recognised in the statement of total recognised gains and losses until the carrying amount reaches its depreciated historical cost; and thereafter, in the profit and loss account unless it can be demonstrated that the recoverable amount (the higher of net realisable value and value in use as defined in Financial Reporting Standard 11 – Impairment of fixed assets and goodwill) of the asset is greater than the revalued amount, in which case the loss should be recognised in the statement of recognised gains and losses to the extent that the recoverable amount of the asset is greater than its revalued amount.

Hong Kong GAAP

Under Hong Kong SSAP17 – Property, Plant and Equipment, when an asset's carrying amount is increased as a result of revaluation, the increase should be credited directly to equity under the heading of revaluation reserve. However, a revaluation increase should be recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease should be recognised as an expense. However, a revaluation decrease should be charged directly against any related revaluation reserve to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Any excess thereafter will be charged to the profit and loss account.

At 30 June 2003, the Group's total properties comprised less than one per cent of the Group's total assets. A formal revaluation of certain of the Group's principal properties was performed at 31 August 2002, and at 30 September 2002 for all other properties, by independent valuers.

30. UK and Hong Kong Accounting Requirements (continued)

If the Group had prepared its financial statements under Hong Kong SSAP17 there would have been a net charge to the profit and loss account of $nil (30 June 2002: $nil; 31 December 2002: $80 million) in respect of valuations below depreciated historical cost.

Dividends

UK GAAP

Dividends declared after the period end are recognised as a liability in the period to which they relate.

Hong Kong GAAP

Under Hong Kong SSAP9 (revised) – Events after the balance sheet date which is effective for accounting periods beginning on or after 1 January 2001, dividends are only recognised as a liability in the accounting period in which they are declared by the directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

The retained profit for the six months ended 30 June 2003 would fall by $203 million (30 June 2002: $169 million fall; 31 December 2002: $225 million rise) had the Company adopted Hong Kong SSAP9 (revised), and there would have been an increase in reserves of $182 million (30 June 2002: $160 million; 31 December 2002: $385 million).

Cash Flow Statement

UK GAAP

The Group prepares its cash flow statement in accordance with Financial Reporting Standard 1– Cash flow statements (FRS1). FRS1 is based on cash, with no concept of cash equivalents. Cash is defined as cash in hand and deposits with qualifying financial institutions repayable on demand, less overdrafts from such institutions repayable on demand.

Hong Kong GAAP

Under Hong Kong SSAP15 – Cash flow statements (Revised 2001) the statement is based on a wider concept of cash and cash equivalents. Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Hong Kong SSAP15 also specifies that bank borrowings are generally considered to be financing activities. However, bank overdrafts repayable on demand which form an integral part of an enterprise's Cash Management are included as a component of cash and cash equivalents.

In addition, Hong Kong SSAP15 is different from FRS1 in respect of the presentation/classification of the cash flow statement. Hong Kong SSAP15 classifies cashflows under three headings: (a) cash flows from operating activities; (b) cash flows from investing activities; and (c) cash flows from financing activities. FRS1 specifies a fuller analysis using eight headings: (a) cash flows from operating activities; (b) dividends from joint ventures and associates; (c) returns on investment and servicing of finance; (d) taxation; (e) capital expenditure and financial investment; (f) acquisitions and disposals; (g) equity dividends paid; and (h) financing.

Retirement Benefits

UK GAAP

Background

Financial Reporting Standard 17 – Retirement benefits (FRS17) has been published by the Accounting Standards Board in December 2000 to replace United Kingdom SSAP24 – Accounting for pension costs. Currently UK SSAP24 is still applicable although additional disclosure is required under the transitional provisions in FRS17.

Hong Kong GAAP

Hong Kong SSAP34 – Employment benefits has been published by the Hong Kong Society of Accountants in December 2001 and is effective for periods beginning on or after 1 January 2002. Hong Kong SSAP34 contains transitional provisions which are applicable only to defined benefit plans.

Hong Kong SSAP34 requires the defined benefit pension scheme assets to be measured at fair value at the balance sheet date. Hong Kong SSAP34 requires actuarial gains and losses to be recognised in the profit and loss account if the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period exceeded the greater of ten per cent of the present value of the defined benefit obligation at that date (before deducting plan assets) and ten per cent of the fair value of any plan assets at that date. These limits should be calculated and applied separately for each defined benefit plan. Actuarial gains and losses falling outside this ten per cent 'corridor' may be recognised in the profit and loss account over the average remaining working lives of participating employees. However, recognition on a fast systematic basis is permitted if consistently applied. In addition, Hong Kong SSAP34 does not allow the balance sheet or liability to be offset by the related deferred tax.

30. UK and Hong Kong Accounting Requirements (continued)

Transitional provisions for defined benefit scheme are summarised as follows:

A liability or asset at the date of first adoption of Hong Kong SSAP34 needs to be determined and compared to the amount that would have been recognised at the same date under the previous accounting policy.

A resulting transitional loss can be recognised either immediately under Hong Kong SSAP2 – Net profit or loss for the period, fundamental errors and changes in accounting policies or on a straight-line basis over up to five years from the date of adoption.

A resulting transitional gain should be recognised immediately under Hong Kong SSAP2.

The Group has not quantified, on practical grounds, the differences arising from the different treatments between Hong Kong GAAP and UK GAAP for retirement benefits. In order to quantify the differences, the Group would need to examine approximately 50 different retirement benefit schemes operating throughout the world during the period.

Additionally, in the 2002 Annual Report, the Group provided disclosures under two accounting standards (UK SSAP24 and FRS17). Full compliance with a third standard (Hong Kong SSAP34) would be costly in terms of commissioning a third actuarial review, the results of which the Group do not believe would be materially different from those obtained under the FRS17 disclosures.

Deferred taxation

UK GAAP

Under Financial Reporting Standard 19 – Deferred tax, deferred taxation is provided in full, subject to the recoverablility of deferred tax assets, on timing differences at the rates of taxation anticipated to apply when the differences crystallise, arising from the inclusion of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Hong Kong GAAP

Under Statement of Standard Accounting Practice 12 (revised) – Accounting for deferred tax, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis are recognised. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates inacted or substantively inacted at the balance sheet date.

The deferred tax asset balance would be decreased by $28 million at 30 June 2003 (30 June 2002: $27 million; 31 December 2002: $25 million) and the deferred tax liability balance would be increased by $nil at 30 June 2003 (30 June 2002: $nil million; 31 December 2002: $nil). The profit and loss reserves balance would be decreased by $12 million (30 June 2002: $11 million; 31 December 2002: $9 million) and the premises revaluation reserve would be decreased by $16 million at 30 June 2003 (30 June 2002: $16 million; 31 December 2002: $16 million).

Directors' interests in Ordinary Shares

	At 1 January 2003				At 30 June 2003
Director	Total interests	Personal interests	Family interests	Other interests	Total interests
B K Sanderson	50,000	51,502	-	-	51,502
Lord Stewartby	14,760	14,882	-	-	14,882
E M Davies	58,092	59,838	-	-	59,838
Sir CK Chow	8,664	8,664	-	-	8,664
B Clare	2,015	2,015	-	-	2,015
M B DeNoma	10,000	10,455	-	-	10,455
Ho KwonPing	2,208	2,274	-	-	2,274
C A Keljik	118,766	1,078	117,688	-	118,766
R H P Markham	2,075	2,137	-	-	2,137
R H Meddings	2,000	2,000	-	-	2,000
D G Moir	112,955	113,273	-	-	113,273
K S Nargolwala	70,897	70,897	-	-	70,897
H E Norton	4,000	4,000	-	-	4,000
Sir Ralph Robins	3,974	4,093	-	-	4,093
P A Sands	2,027	2,088	-	-	2,088

Notes

(a) The beneficial interests of directors and their families in the ordinary shares of the Company are set out above. The directors do not have any non-beneficial interests in the Company's shares.

(b) No director had an interest in the Company's preference shares or loan stock, nor the shares or loan stocks of any subsidiary or associated undertaking of the Group.

(c) No director had any corporate interests in the Company's ordinary shares.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Directors' interests in Ordinary Shares (continued)

Director	Scheme	At 1 January 2003	Granted	Exercised	Lapsed	At 30 June 2003	Weighted average exercise price (pence)	Period of Exercise
B K Sanderson	2000 Scheme	-	121,211*	-	-	121,211	742.5	2006-2013
E M Davies	2000 Scheme	651,889	347,574**	-	-	999,463	750.4	2003-2013
	Sharesave	2,957	-	-	-	2,957	559.5	2007-2008
	Supplemental Scheme	121,541	-	-	42,492	79,049	866.57	2003-2005
	1994 Scheme	132,848	-	-	-	132,848	754.02	2003-2009
M B DeNoma	2000 Scheme	316,828	220,130**	-	-	536,958	775.66	2003-2013
	Sharesave	2,397	-	-	-	2,397	704	2004-2005
	Supplemental Scheme	36,585	-	-	-	36,585	820	2003-2005
	1994 Scheme	33,783	-	-	-	33,783	888	2003-2009
C A Keljik	2000 Scheme	351,034	110,065**	-	-	461,099	794.84	2003-2013
	Sharesave	5,164	-	-	-	5,164	334	2003-2004
	Supplemental Scheme	100,578	-	-	28,555	72,023	844.18	2003-2005
	1994 Scheme	117,098	-	-	-	117,098	767.01	2003-2009
R H Meddings	2000 Scheme	135,957	101,375**	-	-	237,332	737.36	2005-2013
D G Moir	Supplemental Scheme	118,750	-	-	57,450	61,300	879.28	2003-2005
K S Nargolwala	2000 Scheme	385,239	110,065**	-	-	495,304	792.44	2003-2013
	Supplemental Scheme	125,087	-	-	33,994	91,093	848.03	2003-2005
	1994 Scheme	99,063	-	-	-	99,063	757.1	2003-2009
P A Sands	2000 Scheme	208,865	195,510**	-	-	404,375	778.98	2005-2013
	Sharesave	2,957	-	-	-	2,957	559.5	2007-2008

* Exercise price 742.5p
** Exercise price 690.5p

Notes

(a) 2000 Executive Share Option Scheme (the 2000 Scheme). Executive share options are exercisable after the third, but before the tenth, anniversary of the date of grant. The exercise price per share is at least the share price at the date of grant and options can normally only be exercised if an earnings per share (EPS) linked performance condition is satisfied. For awards granted in 2003, EPS must increase by eight per cent per annum over the performance period.

(b) Sharesave. Sharesave is an all employee share scheme in which staff across the Group, including the executive directors, are eligible to participate. There are two schemes - the UK Sharesave Scheme and the International Sharesave Scheme.

Under Sharesave participants have a choice of opening a three-year or a five-year savings contract. Within a period of six months after the third or fifth anniversary, participants may purchase ordinary shares in the Company. The price at which they may purchase shares is typically at a 20 per cent discount to the share price at the date of invitation. There are no performance conditions attached to awards under the Sharesave schemes.

(c) 1997 Supplemental Executive Share Option Scheme (the Supplemental Scheme) (closed). No awards have been made under the Supplemental Scheme since February 2000 and it is anticipated that no future grants will be made under it except in exceptional circumstances.

To be eligible for a grant under this scheme, participants had to retain a personal holding of at least 10,000 shares, purchased at their own expense. Options can only be exercised up to the fifth anniversary of the grant date if firstly the share price over 20 consecutive days exceeds the share price at grant by at least 50 per cent plus RPI and, secondly, EPS increases by at least 25 per cent plus RPI.

(d) 1994 Executive Share Option Scheme (the 1994 Scheme) (closed). No awards have been made under the 1994 Scheme since August 1999 as it was replaced by the 2000 Scheme.

Executive share options to purchase ordinary shares in the Company are exercisable after the third, but before the tenth anniversary of the date of grant. The exercise price is the share price at the date of grant and options can only be exercised if EPS increases by at least 15 per cent over three consecutive years.

Further details of the share schemes mentioned above, can be found in the Company's 2002 Report and Accounts, which is available on the Company's website: www.standardchartered.com.

STANDARD CHARTERED PLC – ADDITIONAL INFORMATION (continued)

Directors' interests in Ordinary Shares (continued)

		Options where market price greater than exercise price			Options where market price lower than exercise price		
Director	Type of Scheme*	At 30 June 2003	Weighted exercise price (pence)	Expiry date	At 30 June 2003	Weighted exercise price (pence)	Expiry date
B K Sanderson	Executive Schemes	-	-	-	121,211	742.5	2013
E M Davies	Executive Schemes	823,109	701.61	2008-2013	388,251	878.74	2004-2011
	Sharesave	2,957	559.5	2008	-	-	-
M B DeNoma	Executive Schemes	322,509	700.75	2012-2013	284,817	879.50	2005-2011
	Sharesave	2,397	704	2004	-	-	-
C A Keljik	Executive Schemes	288,684	695.90	2006-2013	361,536	874.66	2004-2011
	Sharesave	5,164	334	2004	-	-	-
R H Meddings	Executive Schemes	101,375	690.50	2013	135,957	772.3	2012
D G Moir	Executive Schemes	-	-	-	61,300	879.28	2004-2005
K S Nargolwala	Executive Schemes	312,021	695.46	2008-2013	373,439	877.65	2004-2011
P A Sands	Executive Schemes	195,510	690.50	2013	208,865	861.8	2012
	Sharesave	2,957	559.50	2008	-	-	-

* Executive Schemes includes 1994 Executive Share Option Scheme, Supplemental Share Option Scheme and 2000 Executive Share Option Scheme

Director	Scheme	At 1 January 2003	Granted	Vested	At 30 June 2003	Period of vesting
B K Sanderson	Restricted Share Scheme	-	40,404(a)	-	40,404	2005-2006
E M Davies	2001 Performance Share Plan	117,510	86,893(b)	-	204,403	2004-2006
M B DeNoma	2001 Performance Share Plan	63,213	55,032(b)	-	118,245	2004-2006
C A Keljik	2001 Performance Share Plan	70,892	41,274(b)	-	112,166	2004-2006
R H Meddings	2002 Performance Share Plan	-	38,015(b)	-	38,015	2006
	Restricted Share Scheme	45,319	-	-	45,319	2004-2005
K S Nargolwala	2001 Performance Share Plan	88,439	55,032(b)	-	143,471	2004-2006
P A Sands	2001 Performance Share Plan	52,216	65,170(b)	-	117,386	2005-2005
	Restricted Share Scheme	52,216	-	-	52,216	2004-2005

Notes

(a) Market value on date of award (13 May 2003) was 742.5p.

(b) Market value on date of award (5 March 2003) was 690.5p.

(c) 2001 Performance Share Plan (the Plan). Under the Plan awards of nil price options to acquire shares are granted to the director and will normally be exercised between three and ten years after the date of grant.

Before any award can be exercised under the Plan, certain performance conditions need to be met. The performance conditions are set at the time of the award. Fifty per cent of each award is subject to the satisfaction of a relative total shareholder return performance target. The other 50 per cent of the award is subject to the satisfaction of an EPS performance target. Further details of the performance conditions can be found in the Company's 2002 Report and Accounts, which is available on the Company's website: www.standardchartered.com.

(d) 1997 Restricted Share Scheme (the Restricted Share Scheme). The awards under the Restricted Share Scheme are nil cost options and are not normally granted to executive directors except upon their appointment. Fifty per cent of the award vests two years after the date of grant and the remainder after three years. There are no performance conditions attached to awards under the Restricted Share Scheme.

Further details of the share schemes mentioned above, can be found in the Company's 2002 Report and Accounts, which is available on the Company's website: www.standardchartered.com.

Corporate Governance

The directors confirm that, throughout the period, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange except that the non-executive directors of the Company have not been appointed for specific terms. Following a review, the appointment of non-executive directors will now be for specific terms.

Substantial shareholders

The Company and its shareholders have been granted partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance ("SFO"). As a result of this exemption, shareholders no longer have an obligation under the SFO to notify the Company of substantial shareholding interests, and the Company is no longer required to maintain a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Hong Kong Stock Exchange any disclosure of interests made in the UK.

Share price information

The middle market price of an ordinary share at the close of business on 30 June 2003 was 736 pence. The share price range during the first half of 2003, was 702.9 pence to 778 pence (based on the closing middle market prices).

Dividend and interest payment dates

2003 Interim dividend	
Ex dividend date	13 August 2003
Record date for dividend	15 August 2003
Dividend payment date	10 October 2003
2003 Final dividend	**(provisional only)**
Results and dividend announced	18 February 2004
Preference shares	**Next half- yearly dividend**
7⅜ per cent Non-Cumulative Irredeemable preference shares of £1each	1 October 2003
8¼ per cent Non-Cumulative Irredeemable preference shares of £1each	1 October 2003
8.9 per cent Non-Cumulative preference shares of $5 each:	Dividends paid on the 1st of each calendar quarter.

Previous dividend payments

Dividend and financial year	Payment date	Cash dividend per ordinary share	Cost of one new ordinary share under the share dividend scheme
Final 1998	28 May 1999	14.50p	889.5p
Interim 1999	15 October 1999	6.75p	860.8p
Final 1999	26 May 2000	16.10p	797.9p
Interim 2000	13 October 2000	7.425p	974.3p
Final 2000	25 May 2001	17.71p	No offer
Interim 2001	12 October 2001	12.82c/8.6856p	No offer
Final 2001	17 May 2002	29.10c/19.91p	£8.43/$12.32
Interim 2002	15 October 2002	14.10c/9.023p	£6.537/$10.215
Final 2002	13 May 2003	32.9c/20.692p/ HK$2.566	£6.884/$10.946

ShareCare

ShareCare is available to shareholders on the United Kingdom share register who have a resident address in the United Kingdom and allows you to hold your Standard Chartered shares in a nominee account. Your shares can be held in electronic form so you will no longer have to worry about keeping your share certificates safely. If you join ShareCare you will still be invited to attend the Company's AGM and you will still receive your dividend at the same time as everyone else. ShareCare is free to join and there are no annual fees to pay. If you would like to receive more information please contact the shareholder helpline on 0870 702 0138.

Low cost share dealing service

We are pleased to be able to offer shareholders on the United Kingdom share register the use of the Instant Share Dealing Service which is available in NatWest branches. If you would like details of this service please contact NatWest Stockbrokers Limited on 0845 609 0000.

Bankers' Automated Clearing System (BACS)

Dividends and loan stock interest can be paid straight into your bank or building society account. Please contact our registrar for a mandate form.

Registrars and shareholder enquiries

If you have any enquiries relating to your shareholding and you hold your shares on the United Kingdom share register, please contact our registrar Computershare Investor Services PLC, at PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. There is a shareholder helpline on 0870 702 0138.

If you hold your shares on the Hong Kong branch register and you have enquiries, please contact Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong. You can check your shareholding at: www.computershare.com.

Chinese translation

If you would like a Chinese version of this Interim Report please contact: Computershare Hong Kong Investor Services Limited at Rooms 1901–5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong.

中期報告之中文版本可向香港中央證劵登記有限公司索取，地址：香港皇后大道東183 號合和中心19 樓1901-5 室。

Shareholders on the Hong Kong branch register who have asked to receive corporate communications in either Chinese or English can change this election by contacting Computershare.

If there is a dispute between any translation and the English version of this Interim Report, the English text shall prevail.

Taxation

Information on taxation applying to dividends paid to you if you are a shareholder in the United Kingdom, Hong Kong and the United States will be sent to you with your dividend documents.

Electronic communications

If you hold your shares on the United Kingdom share register and in future you would like to receive the Report and Accounts and Interim Reports electronically rather than by post, please register online at: www.standardchartered.com/investors. Then click on Update **Shareholder Details** and follow the instructions. You will need to have your Shareholder or ShareCare Reference number when you log on. You can find this on your share certificate or ShareCare statement.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone +44 (0)20 7280 7500
www.standardchartered.com

Principal Place of Business in Hong Kong:
32nd Floor,
4-4A Des Voeux Road,
Central,
Hong Kong

Registered in England number: 966425

Independent review report by KPMG Audit Plc to Standard Chartered PLC

Introduction

We have been engaged by the Company to review the financial information set out on pages 32 to 65 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes and the reasons for them are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
London
6 August 2003



Living with HIV

Standard Chartered's "Living with HIV" peer education programme aims to educate its 29,000 employees around the world about the facts of HIV/AIDS, by World Aids day, 1 December 2003

Standard Chartered won the Global Business Coalition on HIV/AIDS 2003 Award for Business Excellence in the Workplace.

150 years with you

Printed in the UK on Chloride free, environmentally friendly paper


150 years with you

2003 Interim Dividend

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document and any accompanying forms to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, Rooms 1901-1905 Hopewell Centre, 183 Queen's Road East, Hong Kong.

本文件之中文譯本可向香港中央證券登記有限公司索取，地址：香港皇后大道東183號合和中心1901-5室。

Standard Chartered

CONTENTS

Standard Chartered

22 August 2003

Dear Shareholder,

I am writing to tell you about the arrangements for the 2003 interim dividend.

If you held shares in Standard Chartered PLC at the close of business on Friday 15 August 2003, you are entitled to the 2003 interim dividend of 15.51 cents per share.

Your cash dividend will be paid in sterling unless you choose to take it in either US dollars or Hong Kong dollars. In addition to offering these three currencies, I am pleased to tell you that, once again, we are offering you the opportunity of taking your dividend in new fully paid shares instead of cash. The following document gives details of our arrangements for paying the dividend.

If you want to receive your dividend in sterling you do not need to do anything (unless you have a standing instruction in place to receive US dollars, Hong Kong dollars or shares).

If you want to receive your dividend in US dollars, Hong Kong dollars or shares, please read the following document carefully.

If you have a standing instruction in place to receive shares or US dollars or Hong Kong dollars, this remains in place and you do not need to do anything if you still want to take shares or US dollars or Hong Kong dollars.

The price of the new shares to be issued instead of the 2003 interim cash dividend will be calculated over a five-day period in September. This is the closest practicable period to the payment date for the cash dividend and was chosen to reduce the risk of share price movement between the announcement of the dividend and the payment date. The following document gives details of the arrangements for calculating and paying the dividend.

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

If you have any questions about the dividend arrangements, please call our registrars' helpline between 9.00am and 5.00pm Monday to Friday. The telephone number is 0870 702 0138.

Yours sincerely

Bryan K. Sanderson

Bryan K Sanderson
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Timetable

Wednesday 13 August 2003

Date that the ordinary shares were quoted ex-dividend.*

Friday 15 August 2003

Record date for the interim dividend.**

Wednesday 17 September 2003

Your form of election or other instructions about this dividend must reach our registrars by this date.

Friday 19 September to Thursday 25 September 2003

Dealing days for calculating the share dividend price in sterling.

Thursday 25 September 2003

US dollar/sterling and US dollar/Hong Kong dollar exchange rates on this date used for calculating the sterling and Hong Kong dollar cash dividend and the US dollar equivalent of the share dividend price.

Thursday 9 October 2003

Dividend cheques and share certificates posted.

Friday 10 October 2003

Cash dividend paid, CREST accounts credited with new shares, new shares listed and dealings in new shares start.

*If you bought Standard Chartered PLC shares on or after this date you will not be entitled to the 2003 interim dividend on them.

**You will receive the dividend on the number of shares registered in your name on this date.

When you are deciding whether you want cash or shares, please remember that the price of Standard Chartered PLC shares can go down as well as up. If you are not sure what to do, please contact an appropriate independent professional adviser.

We are sending this circular to registered holders of preference shares for information only.

Terms of the share dividend

- You may choose to receive new shares instead of some or all of the cash dividend.
- The price of each new share for this dividend will be the US dollar equivalent of the average of the closing share price on the London Stock Exchange for the five consecutive dealing days commencing Friday 19 September 2003. The US dollar equivalent will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 25 September 2003.
- Once the price for each new share is determined, we will calculate the number of shares you needed to have had at the record date in order to qualify for the share dividend. If you held insufficient shares, you will receive the cash dividend. These details will be available on our website www.standardchartered.com/investors after Monday 29 September 2003.
- You can only receive a whole number of new shares. We will not issue fractions of a share.
- If you choose to take shares for only some of your dividend, the rest will be paid to you in cash.
- The cash part of your dividend will be paid in sterling unless you ask for it to be paid in US dollars or Hong Kong dollars.
- Once we receive your form of election for this dividend you cannot cancel it.

How the share dividend helps you and the Company

You

The share dividend is an easy way for you to increase your shareholding without paying dealing charges.

The Company

The Company's reserves increase by issuing new shares instead of paying cash. To the extent that shareholders take up the share dividend alternative, the Company saves cash outflow and retains greater reserves which can be put to use in developing the business for the benefit of shareholders.

If all shareholders choose to receive the cash dividend the cost would be approximately US$ 181.9 million.

For illustrative purposes only, if all shareholders choose to receive new shares, and assuming a calculation price equal to the closing price of the Company's shares on Thursday 7 August 2003 (being the last practicable date prior to the printing of this circular) and using the US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on that day to calculate the US dollar equivalent of the share dividend price, the Company would issue approximately 14.4 million new shares, an increase of approximately 1.23 per cent in its existing issued ordinary share capital.

What to do

1. If you want your dividend in sterling

If you want to receive the 2003 interim cash dividend in sterling and you do not have a standing instruction in place to receive your dividend in shares, US dollars or Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in sterling.

The amount in sterling that you will get will be calculated by using the forward US dollar/sterling exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 25 September 2003. We will show this rate on our website after Monday 29 September 2003.

As an example, if we had used the exchange rate quoted on Thursday 7 August 2003 (being the last practicable date prior to the printing of this circular) (1.6081), the dividend in sterling would have been approximately 9.6 pence per share.

We can pay your cash dividend straight into your bank or building society account. Please contact our registrars for a form if you do not already have these arrangements in place.

2. If you want your dividend in US dollars

If you have a standing instruction in place to receive US dollars, you do not need to do anything. We will send you your cash dividend in US dollars.

If you want to receive the 2003 interim cash dividend and future dividends in US dollars and you do not have a standing instruction in place to receive your dividend in US dollars, you need to tick box B on the form of election enclosed with this document. We will then send you your cash dividend in US dollars. We can pay this directly into a US dollar account with your bank in the US. Please contact our registrars for a form.

3. **If you want your dividend in Hong Kong dollars**

If you have a standing instruction in place to receive Hong Kong dollars, you do not need to do anything. We will send you your cash dividend in Hong Kong dollars.

If you want to receive the 2003 interim cash dividend and future dividends in Hong Kong dollars, you need to tick box C on the form of election enclosed with this document. We will then send you your cash dividend in Hong Kong dollars. We can pay this directly into a Hong Kong dollar account with your bank in Hong Kong. Please contact our registrars for a form.

The amount in Hong Kong dollars that you will get will be calculated using the forward US dollar/Hong Kong dollar exchange rate quoted by Standard Chartered Bank at 11.00am on Thursday 25 September 2003. We will show this rate on our website after Monday 29 September 2003.

As an example, if we had used the exchange rate quoted on Thursday 7 August 2003 (being the last practicable date prior to the printing of this circular) (7.799), the dividend in Hong Kong dollars would have been approximately 1.21 dollars per share.

4. **If you have a standing instruction in place to receive your dividend in shares, but you want cash**

Please write to our registrars by 3.00pm on Wednesday 17 September 2003 to cancel your standing instruction.

5. **If you want new shares instead of all of your cash dividend**

If you have a standing instruction in place to receive new shares, you do not need to do anything. We will automatically give you new shares.

We cannot issue fractions of a share and so you might have a small amount of cash left over after receiving your new shares (the "cash balance"). We will carry this cash balance forward to the next dividend payment, unless you choose to give it to charity (please refer to page 5 for details).

If you do not have a standing instruction in place, please complete your form of election and send it to our registrars to reach them by 3.00pm on Wednesday 17 September 2003. Your cash balance will be carried forward to the next dividend payment unless you choose to give it to charity.

If you wish to receive new shares instead of all of your cash dividend in future, please tick box A(ii) on your form of election to put a standing instruction in place.

6. **If you want new shares instead of only some of your cash dividend**

If you have a standing instruction in place to receive new shares, please write to our registrars by 3.00pm on Wednesday 17 September 2003 to cancel it. Otherwise, you will receive all of your dividend in shares. You should also ask the registrars to send you a form of election. Please complete this and write in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash. When you write in, please allow enough time to cancel your standing instruction and to complete and return the form of election.

If you do not have a standing instruction in place, please complete the form of election enclosed with this document by writing in box (3) the number of your existing shares on which you want to take the share dividend. We will send you the rest of your dividend in cash.

The cash part of your dividend will be paid in sterling unless you tick box B on the form of election showing that you want to receive it in US dollars or box C showing that you want to receive it in Hong Kong dollars. The amount of your sterling dividend will be calculated by using the forward US dollar/sterling exchange rate on Thursday 25 September 2003. We can pay your cash straight into your bank or building society account. Please contact our registrars for a payment instruction form if you do not already have these arrangements in place.

Please note that if you write in box (3) a number of shares which is more than the number shown in box (1) we will treat your election as though it were based on the number of shares shown in box (1).

All forms of election must be returned by 3.00pm on Wednesday 17 September 2003.

7. **If the number of shares you own is less than the amount needed to qualify for the share dividend**

If you do not have a standing instruction in place to receive new shares, we will send you your dividend in cash. Your cash dividend will be sent to you in sterling unless you tick either box B on your form of election showing that you want it in US dollars or box C showing that you want it in Hong Kong dollars.

If you have a standing instruction in place to receive new shares, we will carry your dividend forward to the next dividend payment. If you would like your dividend in cash you should write to our registrars by 3.00pm on Wednesday 17 September 2003 to cancel your standing instruction.

General information

1. Sending in your forms

Please return the form of election to the address printed on the back of the form. All letters to cancel standing instructions and letters to request gifts to charity (see below) should be sent to The Registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB, to reach them by 3.00pm on Wednesday 17 September 2003.

All forms and letters are sent at your risk. We are not able to acknowledge receipt. If we do not receive your form on time we will send you your dividend in cash.

2. Helpline

If you have any queries about the dividend arrangements or completing the forms, please telephone our registrars' helpline on 0870 702 0138 between 9.00am and 5.00pm, Monday to Friday.

3. If you have recently bought or sold shares

The Company's shares were quoted ex-dividend on Wednesday 13 August 2003. This means that if you bought the Company's shares on or after that date, you are not entitled to the 2003 interim dividend on them.

If you bought or sold shares in the Company before Wednesday 13 August 2003, and this is not reflected in the number of shares shown in box (1) on your form of election or statement of shareholding/ShareCare statement, you should contact the person who arranged the purchase or sale, without delay. Appropriate arrangements can then be made to transfer the dividend.

4. Payment of cash balances

Any accumulated cash balances will be sent to you (without interest) if:-

- you sell all of your shares
- you choose to receive some or all of your dividend in cash
- you cancel your standing instruction
- you write to our registrars and ask them to send it to you.

Cash balances paid to you in these circumstances will be paid in sterling unless you have asked for them to be paid in US dollars or Hong Kong dollars.

5. Giving to charity

You may give your cash balance to charity instead of carrying it forward to the next dividend.

The charity to benefit is Sight Savers International (SSI). Standard Chartered has a project, in partnership with SSI, called "Seeing is Believing" which aims to restore sight to people around the world. US$25 for a cataract operation can let someone see again. To give your cash balance to charity, please tick box A(iii) on your form of election or, if you have a standing instruction in place, please write to our registrars.

6. Standing instructions for share dividends

Setting up

You can receive shares instead of cash for this dividend and future dividends by completing a standing instruction.

- To do this, complete the form of election and tick box A(ii). Please send the form to our registrars.
- You will receive new shares on the same terms as any future share dividend offer made to all shareholders.
- Standing instructions can only be used if you wish to take all of your dividend in shares. We will carry any cash balances forward (unless you ask us to give them to charity).
- If you wish to receive new shares instead of only some of your dividend, do not complete a standing instruction.
- If you set up a standing instruction, we will send you a statement when the next dividend is paid which shows the number of shares registered in your name which qualify for the dividend, and the amount of any cash balance carried forward.
- If you sell some of your shares or buy more, your standing instruction will apply to your new holding.

Cancelling

- You may cancel your standing instruction at any time by writing to our registrars. If you wish to cancel your standing instruction for this dividend, please write to them by 3.00pm on Wednesday 17 September 2003.
- We will cancel a standing instruction if a shareholder dies.
- We will cancel your standing instruction if you sell or transfer all of your shares.

7. New share certificates

The Company will apply to the UK Listing Authority and to the Listing Committee of The Stock Exchange of Hong Kong Limited for the new shares to be listed and to the London Stock Exchange for the shares to be admitted to trading on the London Stock Exchange. The new shares will be the same as the shares you hold already and give you the same rights and future dividends.

You may hold your shares in certificated form (where they are usually registered in your own name) or in uncertificated form through CREST (where they are usually registered in the name of a nominee).

As long as the shares are listed, if your shares are registered in your own name, your new share certificate and/or your dividend cheque for any cash amount will be sent to you at your risk on Thursday 9 October 2003. If your shares are held in uncertificated form, CRESTCo Limited will be instructed to credit your stock account with the appropriate number of new shares on Friday 10 October 2003.

Dealings in the new shares should begin on Friday 10 October 2003. However, if the new shares are not listed, the Company will not issue any new shares and you will receive all of your dividend in cash.

Standard Chartered ShareCare

If you hold your shares through ShareCare you will still be able to receive the share dividend. You will find enclosed with this document, a form of election or ShareCare statement depending upon your current standing instruction. If you have chosen to receive the share dividend, the shares will be automatically added to your account on Friday 10 October 2003.

ShareCare allows you to hold your Standard Chartered ordinary shares in a nominee account. Your shares will be held in electronic form, so you will no longer have to worry about keeping your share certificates safely.

If you join ShareCare, you will still be able to attend the Company's AGM and you will receive your dividend at the same time as other shareholders. You can also take the share dividend without the bother of receiving a new share certificate each time. ShareCare is free to join and there are no annual fees to pay.

If you would like to receive more information about ShareCare please call the ShareCare helpline on 0870 702 0138.

Cancellation or amendment of the share dividend offer

The directors may amend or cancel the share dividend offer up to Thursday 9 October 2003. They will only do this if it will not have a material adverse effect on shareholders who have chosen to receive new shares instead of cash. If the directors decide to do this we will write to you.

Tax

Details of the tax implications for you if you are resident in the United Kingdom or United States are given in the Appendix.

If you are unsure about how your tax position is affected, please contact a professional adviser.

Overseas shareholders

General

If you live outside the United Kingdom this document is only an invitation for you to take up the share dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

It is your responsibility to make sure that any legal requirements are met or any necessary agreements obtained.

United States ("US") shareholders

The share dividend is available to shareholders who live in the US. However, the Company's shares have not been registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") or under the law of any state in the US. Shares may not be sold or transferred to anyone in the US unless the rules do not apply. Shares may be sold or transferred outside the US in accordance with regulations under the Securities Act. Residents of California or Georgia who choose to take the share dividend will be deemed to have confirmed that they are institutional investors eligible to make the election under the relevant state securities law.

If you are a US shareholder you should consider the possible adverse tax consequences described in the Appendix.

Hong Kong shareholders

The share dividend is available to shareholders whose shares are registered on the Company's Hong Kong share register. Shareholders in Hong Kong have been sent a separate circular and forms.

Canadian shareholders

The share dividend is available to shareholders who live in Canada. However, you may not sell or transfer the shares in certain provinces of Canada unless such a sale is covered by an exemption from the appropriate provincial securities legislation.

In the case of any conflict between any translation and the English version of this document, the English text shall prevail.

You can get more copies of this document and forms of election from our registrars until Wednesday 17 September 2003.

Examples

Note: the examples below are for illustrative purposes only.

- **The cash dividend is 15.51¢ per share**
- **The price of one new share for the following examples, is US$12.66**
- **You hold, for the following examples, 1,500 shares**

Example 1

You choose to receive all of your dividend in new shares.

Value of your cash dividend =
1,500 shares x 15.51¢ = US$232.65*
Number of new shares = US$232.65* ÷ US$12.66 = 18.38 shares
Rounded down to 18 new shares
Value of new shares = 18 x US$12.66 = US$227.88

In this case the cash balance of US$4.77 will be carried forward to the next dividend or, if you choose, paid to charity.

Example 2

You choose to receive the share dividend on only 750 of your shares.

Value of your cash dividend =
750 shares x 15.51¢ = US$116.33*
Number of new shares = US$116.33* ÷ US$12.66 = 9.19 shares
Rounded down to 9 new shares
Value of new shares = 9 x US$12.66 = US$113.94

In this case, unless you have asked to receive your cash balance in US dollars or Hong Kong dollars the cash balance of US$2.38 will be added to your cash dividend and US$118.71 will be converted to sterling using the US dollar/sterling exchange rate on Thursday 25 September 2003 and paid to you by cheque or direct into your bank or building society account if you have completed a mandate form.

Example 3

You wish to receive all of your dividend in cash in sterling.

You do not need to do anything unless you have previously put a standing instruction in place to receive shares, US dollars or Hong Kong dollars for all of your future dividends. You will then need to cancel the standing instruction by writing to our registrars by 3.00pm on Wednesday 17 September 2003.

Example 4

You wish to receive shares for this dividend and all future dividends.

If you have not yet put a standing instruction in place please complete the form of election and tick box A(ii) to do so.

*Add this to any cash balance brought forward from the previous dividend.



Do you want your dividend in shares?
YES
NO
Do you have a standing instruction to receive shares?
Do you have a standing instruction to receive shares?
YES
NO
YES
NO
You do not need to do anything. We will give you shares in line with your standing instruction.
Write to the Company's registrars to cancel the instruction and tell them to pay the cash dividend in either sterling, US dollars or Hong Kong dollars. The registrars should receive your letter by 3.00pm on 17 September 2003.
If you want to receive your cash dividend in sterling, and you have not previously asked for US dollars or Hong Kong dollars, you do not need to do anything. Your dividend will be paid in the usual way.
If you want to receive all of the dividend, in shares.
If you want to receive all of this dividend and future dividends in shares.
If you want to receive some of the dividend in cash and some in shares.
If you want to receive your cash dividend in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.
Tick box A(i) on your form of election. Sign, date and return the form.
Tick box A(i) and A(ii) on your form of election. Sign, date and return the form.
Enter in box (3) on the form of election, the number of existing shares on which you would like to receive the share dividend. Sign, date and return the form.
If you want to receive your cash balance in US dollars you should tick box B, or for Hong Kong dollars tick box C on your form of election. Sign, date and return the form.

Appendix

Taxation

United Kingdom ("UK") taxation

If you choose to receive the share dividend the effect on your tax position will depend upon your particular circumstances. We have been advised that, under current UK law and practice, the tax consequences for shareholders receiving the share dividend instead of a cash dividend will be broadly as described below.

UK resident individuals

If you are an individual resident in the UK you will be treated as having received gross income of an amount which, when reduced by income tax at a rate of 10 per cent, is equal to the cash value of the new shares and as having paid income tax at the rate of 10 per cent on that gross income. If you pay basic or lower rate income tax you will not have to pay any more income tax in respect of the share dividend.

If you pay income tax at the higher rate you will have to pay higher rate tax of 32.5 per cent on the gross amount. You will, therefore, have to pay additional income tax of 22.5 per cent on the gross amount (the difference between 32.5 per cent and the ordinary rate of 10 per cent treated as having been paid).

For example, if you receive a share dividend equivalent to £80, the gross amount of the dividend will be treated as being £88.89. If your total income is above the threshold for higher rate income tax, you will be taxable on £88.89 at 32.5 per cent (ie. £28.89 less the £8.89 treated as having been paid). This would leave you with an additional tax charge of £20.

If you have an income tax liability which is less than the lower rate you will not be able to claim repayment of the excess of that income tax over your income tax liability. If you elect to receive your dividend in cash and hold your shares in an Individual Savings Account (ISA) or Personal Equity Plan (PEP) you will, however, be able to reclaim all or part of the tax credit associated with the cash dividend. No such repayment claim can be made to the extent that you elect to receive this share dividend instead of a cash dividend.

For capital gains tax purposes, the cash value of the shares you receive instead of the cash dividend will be treated as the amount you paid for the shares.

UK resident trustees

A trustee of a UK resident trust which is normally liable to pay income tax at the currently applicable rate of 34 per cent will be liable to pay tax on dividend income at the currently applicable rate (25 per cent) on the gross amount of the dividend (as described above). The capital gains tax position for UK resident trustees will be similar to that applying to UK resident individuals as described above.

UK resident corporate shareholders

If you are a UK resident corporate shareholder electing to receive the share dividend instead of the cash dividend, you will not be charged to corporation tax on the new shares issued to you.

For the purposes of calculating your liability to corporation tax on chargeable gains you, as a corporate shareholder, will be treated as not having paid any money for the new shares and they will be treated as part of, and as having been acquired at the same time as, your existing shareholding in the Company.

UK resident gross funds and charities

Neither gross funds nor charities will be entitled to make any tax repayment claim (whether they elect to receive the share dividend or the cash dividend). However, in respect of a cash dividend, charities may make a claim to the Inland Revenue for compensation out of public funds of a percentage of the cash dividend received by the charity. This percentage is 4 per cent for the tax year 2003-2004.

Stamp duty and stamp duty reserve tax

If you choose to take the share dividend you will not generally have to pay stamp duty or stamp duty reserve tax on the allotment and issue of your new shares.

Substitution of values

If, on the first day when dealing in the new shares begins on the London Stock Exchange, the market value of the new shares is substantially different from the amount of the cash dividend that you would have received if you had not chosen to take the share dividend, then that market value may be used by the Inland Revenue to value the shares for the purpose of calculating how much tax you have to pay. The Inland Revenue's current practice is to interpret "substantially" as being an increase or decrease in the market value of at least 15 per cent. If the Inland Revenue wants to revalue the shares for tax calculations, we will write to you.

Accounting statement

You will be sent an accounting statement with the new share certificates which will show the gross cash value of the share dividend and the amount of income tax treated for tax purposes as having been paid on that amount.

Taxation of United States ("US") shareholders

For US federal income tax purposes, if you receive new shares as a US shareholder (as defined below), you will be treated as having received a cash dividend of an amount equal to the fair market value of the new shares on the date of issue.

For the purposes of this section, the term "US shareholder" means an individual who is a citizen or resident of the United States for United States federal income tax purposes, an estate, trust or partnership subject to United States taxation without regard to the source of its income, or a corporation created or organised in or under the laws of the United States or any State or the District of Columbia.

If you are a US shareholder you are strongly urged to take advice regarding the tax consequences before choosing to receive new shares.

General

This summary of the tax treatment of share dividends is not exhaustive and is only a general guide. In particular it does not consider your position if you are not resident in the UK or the US for tax purposes nor the position of shareholders who may be regarded as acquiring the new shares as part of a trading activity.

If you are not sure as to how you will be affected if you choose to receive the share dividend, or if you are uncertain of your tax position, you should consult your professional adviser.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Registered in England
Number: 966425

Produced in the UK by Astron


150 years with you

Notice of Annual General Meeting 2003

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all of your shares please pass this document, together with the Report and Accounts or Annual Review and (if applicable) the form of proxy, to the person who arranged the sale or transfer so that they can pass these documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent financial adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Notice of the Annual General Meeting of Standard Chartered PLC to be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 8 May 2003 at 12 noon (London time) is set out on pages 2 to 4.

Whether or not you propose to attend the Annual General Meeting, if you are an ordinary shareholder please complete and submit a form of proxy in accordance with the instructions printed on the enclosed form. The form of proxy must be received not less than 48 hours (or 72 hours if you hold your ordinary shares in ShareCare) before the time of the holding of the Annual General Meeting.

24 March 2003

Standard Chartered

Standard Chartered

24 March 2003

Dear Shareholder,

I am writing to you about the proposed final dividend and some of the other items to be considered at this year's annual general meeting.

Final dividend

Shareholders are asked to approve a final dividend of 32.9 US cents per ordinary share for the year ended 31 December 2002. If you approve the recommended final dividend, this will be paid on 13 May 2003 to all ordinary shareholders who were on the register of members on 28 February 2003. Payment will be made in either sterling, US dollars, Hong Kong dollars or in shares, according to individual shareholders' choice.

Employee Share Schemes

The Company introduced its shareholding guidelines in 2000 in respect of the Executive Share Option Scheme and extended them in 2001 to cover the Performance Share Plan. We have reviewed the impact of these shareholding guidelines since their introduction three years ago.

The Company remains supportive of the principles behind the adoption of the shareholding guidelines but we have experienced a number of difficulties in their application. With a view to simplifying the operation of our share plans, we therefore propose making some amendments to the guidelines to ensure they are workable and equitable for the Company, executives and shareholders alike.

Details of the proposed changes to the shareholding guidelines are given on page 8 of this document.

New Articles of Association

Following the listing of the Company's shares on the Hong Kong Stock Exchange, it has been necessary to amend the Company's articles of association. We have decided to take this opportunity to adopt new articles of association which not only reflect the changes required by the Hong Kong Stock Exchange but also bring the articles up to date with best practice. An explanation of the main changes between the proposed and the existing articles of association may be found in the appendix, on pages 9 to 11 of this document.

Explanatory notes on all the business to be considered at this year's AGM appear on pages 6 to 8 of this document. The directors consider that all the resolutions to be put to the AGM are in the best interests of the Company and its shareholders. We will be voting in favour of them and unanimously recommend that you do so as well.

If you would like to vote on the resolutions but cannot come to the AGM, please fill in the proxy or voting instruction form (for ShareCare members) sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 12 noon (London time) or 8.00pm (Hong Kong time) on Tuesday 6 May (or by 12 noon (London time) on Monday 5 May if you hold your shares in ShareCare). The AGM will be held at 12 noon (London time) (8.00pm Hong Kong time) on Thursday 8 May 2003 at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB.

Yours sincerely

Patrick Gillam

Sir Patrick Gillam
Chairman

Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

Registered Office as above
Registered in England 966425

Notice of Annual General Meeting 2003

This year's annual general meeting will be held at Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB on Thursday 8 May 2003 at 12 noon (London time). You will be asked to consider and pass the resolutions below. Resolutions 1 to 12 (inclusive) and 17 will be proposed as ordinary resolutions and resolutions 13 to 16 (inclusive) will be proposed as special resolutions.

Ordinary Resolutions

1. To receive the annual report and accounts for the year ended 31 December 2002.

2. To declare a final dividend of 32.9 cents per ordinary share for the year ended 31 December 2002.

3. To approve the directors' remuneration report for the year ended 31 December 2002, as set out on pages 46 to 56 of the annual report and on pages 37 to 46 of the annual review.

4. To elect Mr P A Sands, who was appointed as an executive director by the Board during the year.

5. To elect Mr R H Meddings, who was appointed as an executive director by the Board during the year.

6. To elect Mr B K Sanderson, who was appointed as an executive director by the Board during the year.

7. To re-elect Sir Ralph Robins, a non-executive director retiring by rotation, having reached the age of 70 and special notice having been given pursuant to sections 293 and 379, Companies Act 1985.

8. To re-elect Mr K S Nargolwala, an executive director retiring by rotation.

9. To re-elect Mr D G Moir, a non-executive director retiring by rotation.

10. To re-appoint KPMG Audit Plc as auditors to the Company until the end of next year's annual general meeting and to authorise the Board to set their fees.

11. That the Board be authorised, generally and without conditions, to allot relevant securities (as defined in the Companies Act 1985), such authority to be limited to:

(a) the allotment (otherwise than under (b) or (c) below) up to a total nominal value of US$117,010,077 (being not greater than 20 per cent of the issued ordinary share capital of the Company as at the date of this resolution);

(b) the allotment (when combined with any allotment made under (a) above) up to a total nominal value of US$213,616,834 in connection with:

(i) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period decided on by the Board:

(A) to ordinary shareholders on the register on a particular date, in proportion (as nearly as may be) to their existing holdings; and

(B) to people who are registered on a particular date as holders of other classes of equity securities, if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities;

(ii) a scrip dividend scheme or similar arrangement implemented in accordance with the articles of association of the Company; and

(iii) the issue of ordinary shares in respect of exchangeable securities issued by the Company or any of its subsidiary undertakings prior to the date of this meeting; and

(c) the allotment pursuant to the terms of any existing share scheme of the Company or any of its subsidiary undertakings adopted prior to the date of this meeting.

such authority to apply for the period from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require relevant securities to be allotted after the authority ends and the Board may allot relevant securities under any such offer or agreement, as if the authority had not ended.

12. That the authority granted to the Board to allot relevant securities up to a total nominal value of US$117,010,077 pursuant to paragraph (a) of resolution 11 set out above be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 14 set out below.

Special Resolutions

13. That if resolution 11 is passed as an ordinary resolution, the Board be given power to allot equity securities (as defined in the Companies Act 1985) for cash under the authority given by that resolution, free of the restriction in section 89(1) of the Companies Act 1985, such power to be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities open for a period decided on by the Board:

(i) to ordinary shareholders on the register on a particular date, in proportion (as nearly as may be) to their existing holdings; and

(ii) to people who are registered on a particular date as holders of other classes of equity securities, if this is required by the rights of those securities or, if the Board considers it appropriate, as permitted by the rights of those securities,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with fractional entitlements, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(b) the allotment (otherwise than under (a) above) of equity securities up to a total nominal value of US$29,251,278,

such power to apply from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

14. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of its ordinary shares of US$0.50 each provided that:

(a) the Company does not purchase more than 117,010,076 shares under this authority;

(b) the Company does not pay less for each share (before expenses) than US$0.50 (or the equivalent in the currency in which the purchase is made, calculated by reference to a spot exchange rate for the purchase of US dollars with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(c) the Company does not pay more for each share (before expenses) than 5 per cent over the average of the middle market prices of the ordinary shares according to the Daily Official List

of the London Stock Exchange for the five business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of ordinary shares in accordance with any such agreement as if the authority had not ended.

15. That the Company be authorised, generally and without conditions, to make market purchases (as defined in the Companies Act 1985) of up to 340,874 of its non-cumulative preference shares of US$5 each ("dollar preference shares") and up to 200,000,000 of its non-cumulative preference shares of £G1 each ("sterling preference shares") provided that:

(a) the Company does not pay less for each share (before expenses) than the nominal value of the share (or the equivalent in the currency in which the purchase is made, calculated by reference to the spot exchange rate for the purchase of the currency in which the relevant share is denominated with such other currency as displayed on the appropriate page of the Reuters screen at or about 11.00am (London time) on the business day before the day the Company agrees to buy the shares); and

(b) the Company does not pay more:

(i) for each sterling preference share (before expenses) than 25 per cent over the average of the middle market price of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares; and

(ii) for each dollar preference share (before expenses) than 5 per cent over the average of the middle market price of such shares according to the Daily Official List of the London Stock Exchange for the ten business days immediately before the date on which the Company agrees to buy the shares,

such authority to apply from 8 May 2003 until the earlier of the end of next year's annual general meeting and 7 August 2004 unless previously revoked or varied by the Company in general meeting, but during this period the Company may agree to purchase shares where the purchase may not be completed (fully or partly) until after the authority ends and may make a purchase of shares in accordance with any such agreement as if the authority had not ended.

16. That the articles of association produced to the meeting and signed by the Chairman of the meeting for the purposes of identification be adopted as the new articles of association of the Company.

Ordinary Resolution

17. That the rules of the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan be amended to reflect the changes in the shareholding guidelines as described on page 8 of this document and that the Board (or any duly authorised committee of the Board) be authorised to do anything which it considers necessary or desirable to give effect to the changes.

By order of the Board

D J Brimacombe
Group Secretary
24 March 2003

Registered Office:
1 Aldermanbury Square
London EC2V 7SB

Notes

Ordinary Shareholders
If you are an ordinary shareholder you may attend and vote at the AGM or choose one or more other people (proxies) to attend the AGM and vote for you. A proxy does not need to be a shareholder of the Company. Your proxy form must reach our registrars in Bristol or Hong Kong, as appropriate, at least 48 hours before the time of the AGM. If you send in a completed proxy form you may still attend the AGM and vote in person. If you are a shareholder on the UK register of members, you may alternatively choose to submit your proxy form electronically – details are set out below under the heading 'Electronic Proxy Voting'. Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

If you want to attend the AGM and vote, you must be on the Company's register of members in the UK by 10.00pm (London time) on Tuesday 6 May 2003 or on the Company's branch register of members in Hong Kong by 6.00am (Hong Kong time) on Wednesday 7 May 2003. This will also allow us to confirm how many votes you have on a poll. If the AGM is adjourned to a time after 10.00pm (London time) on Thursday 8 May 2003, you must be on the appropriate register of members of the Company 48 hours before the time of the adjourned meeting. This will also allow us to confirm how many votes you will have on a poll called at such a meeting. If we give you notice of an adjourned meeting we will tell you in the notice when you need to be on the register to be able to attend and vote.

Inspection of documents
The following documents will be available for inspection at 1 Aldermanbury Square, London EC2V 7SB and at the offices of Slaughter and May, 27/F Two Exchange Square, Hong Kong from the date of this notice until the time of the AGM and at Merchant Taylors' Hall from 15 minutes before the AGM until it ends:–

- Statement and auditor's report required by section 343 of the Companies Act 1985 about transactions with directors and people connected with them.
- Directors' service contracts and the register of directors' interests in the share capital of the Company.
- The new articles of association of the Company, showing the changes to the current articles proposed in resolution 16.
- The rules of the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan, showing the changes proposed in resolution 17.

Interests in shares
The Company had not been notified before 25 February 2003 (less than one month before the date of this notice) of any changes in the directors' interests or the substantial shareholders' interests in the Company's ordinary shares from those shown in the Annual Report.

ShareCare
If you hold your shares in ShareCare, we will send you a voting instruction form. You must make sure that you return the completed form to the registrars by 12 noon (London time) on Monday 5 May 2003. You may also choose to appoint a proxy electronically – details are set out below under the heading 'Electronic Proxy Voting'.

Preference shareholders
Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Electronic Proxy Voting
Legislation has now been passed that permits shareholders to appoint a proxy electronically. If you wish to submit your proxy form electronically, you will need an internet-enabled PC with an Internet Explorer 4 or Netscape 4 web browser, or a more recent release of those browsers. You will also need your Shareholder Reference Number (SRN) or ShareCare number, as appropriate, and Personal Identification Number (PIN) (both of which are printed on the enclosed proxy form or voting instruction form) to access the service. Your PIN will expire at 12 noon on 6 May 2003 (at 12 noon on 5 May 2003 for ShareCare members).

Before you can appoint a proxy electronically, you will be asked to agree to the terms and conditions for electronic proxy appointment. It is important that you read these terms and conditions carefully, as they will govern the electronic appointment of your proxy.

It is up to you to decide if you wish to use the electronic proxy appointment service. You can instead continue to submit your proxy form or voting instruction form by post, if you wish.

Electronic proxy voting is not available to shareholders whose shares are registered on the branch register in Hong Kong.

Electronic Proxy Voting through CREST
If you are a CREST member and wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service, you may do so by following the procedures described in the CREST manual. If you are a CREST Personal Member or other CREST sponsored member or a CREST member who has appointed a voting service provider, you should refer to your CREST sponsor or voting service provider, who will be able to take the appropriate action on your behalf.

In order for your proxy appointment using CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for these instructions, as described in the CREST manual. The message must be transmitted so as to be received by our agent (ID CONRGBK1) by 12.00 noon on Tuesday 6 May 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which our agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

You should note that CRESTCo does not make special procedures available in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is your responsibility to take any necessary action to ensure that messages are transmitted through the CREST system in time. In this connection, you should look at those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001, which regulates instructions containing incorrect information and instructions that are improperly sent.

Preference shareholders
Only ordinary shareholders may attend and vote at the AGM. This document is sent to holders of preference shares for information only.

Please also refer to the published version of this announcement in the South China Morning Post and the Economic Journal dated 24 March 2003.

In the case of a conflict between any translation and the English text hereof, the English text shall prevail.

Explanatory notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of the proposed resolutions.

Resolutions 1 to 12 (inclusive) and 17 are proposed as ordinary resolutions. This means that, for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolutions 13 to 16 (inclusive) are proposed as special resolutions. This means that, for each of those resolutions to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Resolution 1: Report and accounts

For each financial year, the directors must present the directors' report, the audited accounts and the independent auditor's report to shareholders at a general meeting.

Resolution 2: Declaration of the final dividend

We may only pay the final dividend after shareholders have approved it. The directors recommend a final dividend of 32.9 cents per ordinary share for shareholders who were on the register of members on 28 February 2003. If the dividend is approved, it will be paid on 13 May 2003. You will be paid your dividend in sterling unless you choose to take US dollars, Hong Kong dollars or shares. If you are a shareholder registered on the branch register in Hong Kong, you will be paid your dividend in Hong Kong dollars unless you choose to take US dollars, sterling or shares. Please see the separate document entitled "2002 Final Dividend".

Resolution 3: Directors' Remuneration Report

In accordance with the Directors' Remuneration Report Regulations 2002, shareholders are invited to vote on the Directors' Remuneration Report, which may be found on pages 46 to 56 of the annual report and on pages 37 to 46 of the annual review.

Resolutions 4 to 9: Re-election of directors

The Company's articles of association require any director newly appointed by the Board to retire at the first annual general meeting after his appointment. You are therefore asked to elect as directors Mr P A Sands, Mr R H Meddings and Mr B K Sanderson, who were all appointed by the Board since last year's annual general meeting.

The articles of association also require one-third of the existing directors of the Company to retire at each annual general meeting. All of the directors are eligible to seek re-election by shareholders at the annual general meeting, if they so wish.

Sir Ralph Robins, Sir Patrick Gillam, Mr A W P Stenham, Mr R C Chan, Mr K S Nargolwala and Mr D G Moir are all retiring by rotation. Sir Patrick, Mr Stenham and Mr R C Chan wish to retire at the Annual General Meeting and not offer themselves for re-election. Mr Nargolwala and Mr Moir each last sought re-election at the annual general meeting in 2000 and, under the articles of association, submit themselves for re-election.

Special provisions apply to the re-election of a director once he has reached the age of 70. Sir Ralph reached the age of 70 on 16 June 2002. In accordance with the Companies Act 1985 he is vacating office at this year's AGM. The Company has received special notice in accordance with sections 293 and 379 of the Companies Act 1985 to propose the re-election of Sir Ralph as a director. The Board is supporting this resolution because it considers that Sir Ralph brings a wealth of knowledge and experience to its business deliberations. Sir Ralph's knowledge of the Company and the markets in which it operates mean that he will make a significant contribution in the year ahead.

Sir Ralph is a non-executive director and does not have a service contract. Mr Moir served as an executive director of the Company from January 1993 until March 2000. He remains on the Board as a non-executive director and does not have a service contract.

Mr Nargolwala, Mr Sands and Mr Meddings each have a service contract with a notice period of one year, except in the year following a change of control of the Group, when the notice period would be two years.

Mr Sanderson is a non-executive director and does not have a service contract. On his succession as Chairman, Mr Sanderson will become the executive chairman and will have a contract with a notice period of one year; there will be no change in his notice period following a change of control of the Group.

Biographical details of the directors are given on pages 40 and 41 of the annual report and pages 30 and 31 of the annual review.

Resolution 10: Reappointment of auditors

At every general meeting at which accounts are presented to shareholders, the Company is required to appoint auditors to serve until the next such meeting. KPMG Audit Plc have said that they are willing to continue as the Company's auditors for another year. You are asked to reappoint them and, following normal practice, to authorise the Board to set their fees.

Resolutions 11 and 12: Directors' authority to allot shares

Under section 80 of the Companies Act 1985, the directors may only allot shares, or rights to shares, if shareholders in general meeting have given them power to do so. The power given to the directors at last year's annual general meeting to allot ordinary shares or rights to shares will expire at the end of this year's annual general meeting.

Resolution 11 (a) asks for a new authority to be given to allow the directors to allot shares or rights to shares up to a maximum nominal amount of $117,010,977, being almost 20 per cent of the issued ordinary share capital of US$585,050,382 as at 25 February 2003 (which is less than one month before the date of this notice). The Hong Kong Listing Rules do not permit the directors to allot shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date the resolution granting them the authority is passed. Accordingly, resolution 11 also restricts the authority of the directors to the 20 per cent threshold.

The directors are also authorised to make allotments, which exceed the 20 per cent authority, in connection with rights issues, by way of scrip dividend and in respect of exchangeable securities issued by the Company or its subsidiary undertakings prior to the date of this meeting, but only up to a maximum aggregate nominal amount (when combined with any allotments made under the general authority) of US$213,616,834. This is approximately 36 per cent of the issued ordinary share capital as at 25 February 2003. Of this 36 per cent, approximately 3.2 per cent is to satisfy the Company's obligations to issue ordinary shares in respect of exchangeable securities issued by the Group prior to the date of this meeting. The balance of the authority is for approximately 33 per cent of the issued ordinary share capital. Notwithstanding the authority to be granted pursuant to resolution 11(b), any rights issue or open offer to shareholders will also need to comply with the applicable Hong Kong Listing Rules, and specific shareholder approval for such issues will therefore be obtained if necessary, in accordance with these requirements.

The directors are also authorised under Resolution 11(c) to make allotments pursuant to the Company's existing share schemes or those of its subsidiary undertakings adopted prior to the date of this meeting.

The directors have no intention at present to issue ordinary shares during the next year, except as scrip dividends instead of cash dividends, following the exercise of options and awards under the Company's existing share schemes and following the exercise of conversion and exchange rights under securities issued by the Group prior to the date of this meeting.

In accordance with the Hong Kong Listing Rules, resolution 12 seeks to extend the directors' authority to allot shares pursuant to paragraph (a) of resolution 11 to include the shares repurchased by the Company under the authority to be sought by resolution 14.

Resolution 13: Power to allot equity securities for cash without certain formalities

The Company's ordinary shares and rights to them are "equity securities" as defined in section 94(2) of the Companies Act 1985. If the directors wish to allot equity securities paid for entirely in cash, section 89(1) of the Companies Act 1985 requires that the equity securities must first be offered to existing shareholders in proportion to their shareholdings. Your right to be offered equity securities first in this way is known as a "pre-emption right".

In certain circumstances, it may be in the interests of the Company for the directors to be able to allot some equity securities for cash without having to offer them to existing shareholders first. Before this can happen, the shareholders must give up their pre-emption rights.

Resolution 13 deals with this, but only for equity securities up to a maximum total nominal value of US$29,251,278, which was equal to approximately 5 per cent of the Company's issued ordinary share capital as at 31 December 2002 and also at 25 February 2003 and represents 58,502,556 ordinary shares of US$0.50 each.

There are legal, regulatory and practical reasons why, under a rights issue or other pre-emptive offer, it may not be possible to issue equity securities to some shareholders, particularly those resident overseas. Resolution 13 also asks for your authority for the directors to make arrangements to deal with such difficulties when making these offers and also for the directors to deal with fractions of shares.

Resolution 14: Authority to purchase ordinary shares

Resolution 14 gives the Company authority to make market purchases of up to 117,010,076 ordinary shares. This is approximately 10 per cent of the Company's issued ordinary share capital as at 25 February 2003. No repurchases of shares will be conducted on the Hong Kong Stock Exchange pursuant to this authority.

The directors believe that it is in the best interests of the Company and all of its shareholders to have a general authority for the Company to buy back its ordinary shares in the market. The directors intend to keep under review the potential to purchase ordinary shares. Purchases will only be made if the directors consider that the purchase would be for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

The total number of options to subscribe for ordinary shares outstanding at 25 February 2003 was 35,801,484, which represented 3.1 per cent of the issued ordinary share capital at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding at 25 February 2003 would represent 3.4 per cent of the issued ordinary share capital.

Resolution 15: Authority to purchase preference shares

Resolution 15 gives the Company authority to buy up to 340,874 of its US dollar preference shares and up to 200,000,000 of its sterling preference shares. During the past year, the directors re-purchased 659,126 of the US dollar preference shares.

Whilst it is important to have a capital base which is adequate to allow the business to grow in all areas which appear to offer an appropriate balance between risk and profitability, it is equally important that the Company does not carry excessive amounts of capital and that it uses the most appropriate mix of capital instruments in the balance sheet. Having the authority to buy back all the preference shares would provide the Company with further flexibility in managing the capital base. Accordingly, the directors believe that it is in the best interests of the Company and its shareholders as a whole to have the authority sought by the resolution.

The directors intend to keep under review the potential to buy back preference shares, taking into account other investment and funding opportunities. The authority will be exercised only if the directors believe that to do so would be in the interests of shareholders generally.

Resolution 16: Adoption of new articles of association

As part of the application for listing in Hong Kong, the Company gave an undertaking to the Hong Kong Stock Exchange to seek the approval of shareholders to certain changes to the articles of association at the next annual general meeting. It is proposed in resolution 16 to adopt new articles of association (the "New Articles") in order to comply with the requirements of the Hong Kong Stock Exchange. The current articles of association have also been updated to take account of changes in English company law and practice and in the UK Listing Rules. Details of the changes are summarised in the appendix.

Resolution 17: Amendments to the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan

Resolution 17 proposes changes to the way in which the shareholding guidelines operate. Some aspects of the guidelines are set out in the rules of the 2000 Executive Share Option Scheme and the 2001 Performance Share Plan (the "Plans"). The resolution proposes that the rules of the Plans are adapted to allow the Plans to be operated in accordance with the revised guidelines, set out below.

The Company introduced its Executive Share Option Scheme in 2000 and its Performance Share Plan in 2001. As part of the Company's objective to align the interests of its executives with shareholders, these Plans require executives to attain personal shareholding requirements.

The Company remains committed to the principles of shareholding guidelines for its executives. The Company is keen that the Plans meet their intended purpose of incentivising executives and aligning their interests with those of shareholders. As we have experienced certain difficulties in the application of the guidelines, we now propose the following changes:

i) Currently executives are required to attain individual shareholding levels, which are expressed as a multiple of the executive's base salary. These will be replaced by a single shareholding guideline, which is expressed as a number of shares. This will be clearer for each executive, as the number of shares to be acquired by the executive will not be subject to constant changes due to salary and share price movement.

ii) There will be one shareholding guideline at each executive level rather than separate guidelines under each Plan and for each individual.

iii) The Board Remuneration Committee has set the following guideline levels for executives:

Group Chief Executive	at least 100,000 shares
Other executive directors (including the Chairman)	at least 60,000 shares
Senior executives below board level	10,000 to 15,000 shares

The Board Remuneration Committee will continue to review guideline levels to ensure they remain challenging and appropriate.

iv) At present awards cannot be exercised unless the required shareholding has been met. Furthermore, the current policy provides that options granted under the 2000 Executive Share Option Scheme will normally lapse and no further options will be granted until the shareholding requirement is satisfied.

In order to build up their shareholding, executives will in future be able to exercise any vested award. On exercise, it is proposed that executives will be able to sell sufficient shares to fund any exercise price and/or tax due, but they will be expected, other than in very exceptional circumstances, to retain the resulting shares until such time as the shareholding guideline is met. Once satisfied, an executive will be expected to maintain his shareholding.

v) The revised guidelines will apply to subsisting awards (in place of the existing shareholding guidelines) as well as to new awards.

APPENDIX
Explanatory notes of material changes to the articles of association

It is proposed in resolution 16 to amend the Company's articles of association (the **"Current Articles"**) in order to comply with the requirements of the Hong Kong Stock Exchange. This follows the commencement of trading of the ordinary shares in Hong Kong on 31 October 2002. As part of the application for listing, the Company gave an undertaking to the Hong Kong Stock Exchange to seek the approval of shareholders to certain changes to the articles of association at the AGM.

We have also updated the Current Articles to take account of changes in English company law and practice and in the UK Listing Rules.

There are therefore several changes introduced in the proposed new articles (the **"New Articles"**) of a material nature, which are summarised in this Appendix. Other changes which are of a minor, technical or clarifying nature, or are made to remove provisions in the Current Articles which duplicate English company law, have not been noted. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 5 of this document.

Uncertificated securities
Shareholders who wish to hold and transfer their shares in electronic form, rather than on paper, can do so through the electronic settlement system known as CREST. The rules governing these shares have been updated by the Uncertificated Securities Regulations 2001 and the New Articles take these changes into account.

Article 2 – Definitions
Article 2 of the New Articles introduces several definitions in relation to uncertificated securities. Definitions of the Hong Kong Listing Rules and Stock Exchange have also been included.

Article 3 – Form of resolution
Article 3 of the New Articles specifies that a resolution may be passed if each member who would have been entitled to vote on the resolution at a general meeting signs a copy of the resolution.

Article 5 – Rights attached to shares
The rights attaching to any new class of shares issued by the Company must now also comply with the requirements of the Hong Kong Stock Exchange.

Article 43 – Power of sale of shares held by untraced shareholders
Article 43 of the New Articles permits the Company, by instructing a member of the Hong Kong Stock Exchange, to sell any shares registered on the branch register in Hong Kong that are held by untraced shareholders.

Article 46 – Election of person entitled by transmission
Article 46 of the New Articles includes a new provision that if a person is entitled to a certificated share by transmission, the Board may request that person make a choice either to be put on the register or to transfer the share. If the choice is not made within 60 days of the request, payment of dividends and other moneys in respect of the share may be withheld.

Article 47 – Rights of person entitled by transmission
Article 47 of the New Articles clarifies that a person entitled to a share by transmission may not, without the authority of the Board, exercise any rights of membership in respect of general meetings until the person becomes registered as the holder of the share.

Article 54 – Separate general meetings
Article 54 of the New Articles is a new provision, allowing holders of a class of shares to meet in separate meetings convened for a purpose other than the variation of class rights. Rules relating to general meetings will also apply to these separate class meetings.

Article 57 – Postponement of general meetings
Article 57 of the New Articles gives the Board the authority to postpone a general meeting when it is considered impractical or undesirable to hold the meeting at the appointed date, time or place. The article also deals with notices for the rearranged meeting.

Article 59 – Procedure if quorum is not present
Article 59 of the New Articles now allows action to be taken if a quorum is not present five minutes after the appointed time for the commencement of a meeting. Provisions are made regarding the timing and notice of any re-arranged meeting. In order to ensure that business can be conducted at a re-arranged meeting, the quorum for this meeting will be one.

Article 60 – Security arrangements
Article 60 of the New Articles permits the Board to arrange for searches or to authorise specified people to refuse certain individuals entry to, or to eject certain individuals from, a general meeting. This provision is considered desirable for the safety of shareholders.

Article 62 – Orderly conduct
Article 62 of the New Articles states for clarity that the chairman may take action in order to preserve order at general meetings. The chairman is in any case entitled (and required) to do so. Such decisions must always be taken in good faith, as the chairman is obliged to act impartially.

Article 66 – Amendments to resolutions
Article 66 of the New Articles is included in order to prevent amendments to resolutions (except amendments to correct patent errors) being introduced at the last moment.

Article 67 – Amendments ruled out of order
Article 67 of the New Articles prevents a resolution being held invalid where the chairman has ruled a proposed amendment out of order but this ruling is later found to have been made in error.

Article 86 – Age of directors
Article 86 of the New Articles states that a director is not disqualified from office simply by being older than 70. However, a director aged over 70 must retire annually and, if desired, seek re-election at the annual general meeting. The circular calling an annual general meeting at which such a re-election is proposed must state the director's age. These requirements are in line with the expectations of institutional investors.

Article 91 – Identity of directors to retire
Article 91 provides that all directors shall be required to submit themselves for re-election at regular intervals of no more than three yearsin line with current principles of good corporate governance in this respect.

Article 97 – Alternate directors
Article 97 of the New Articles clarifies the entitlement of alternate directors to receive notice of board meetings and adds a provision that a person may be appointed as alternate director for more than one director.

Article 103 – Permitted interests and voting
Article 103 of the New Articles has been amended to provide expressly that directors' remuneration may be decided by a remuneration committee. Directors are required to disclose only those material interests of which they have knowledge.

Paragraph (f) provides that a director is not able to vote on, or be counted in the quorum, in respect of board resolutions concerning contracts with another company where he is not permitted to do so under the Hong Kong Listing Rules.

Article 115 – Directors below minimum through vacancies
Article 115 of the New Articles now provides that if the Company has no directors who are willing to act, two members may call a meeting in order to appoint new directors.

Article 121 – Validity of acts of Board or committee
Article 121 of the New Articles states that acts of the Board and its committees will be valid, notwithstanding any procedural defects which later come to light. The article now specifies that this will be the case if there is a query over a director's entitlement to vote.

Article 129 – Payment procedure
Article 129 of the New Articles has been amended to reflect current banking practice. To provide greater flexibility, a wider variety of methods may be used to make payments, including electronic media or CREST. It is expressly stated that, where more than one person is entitled to a payment in respect of the same share, an effectual receipt can be given by any one of them.

Article 130 – Uncashed dividends
Article 130 of the New Articles contains amendments consequential to the changes described under Article 129 "Payment procedure". In addition, if a dividend payment to a shareholder has failed, the Company may suspend further dividend payments, so long as reasonable enquiries have been carried out but no new address or account of the shareholder can be established.

Article 131 – Forfeiture of unclaimed dividends
Article 131 of the New Articles specifies that unclaimed dividends or other sums payable in respect of shares may be used for the benefit of the Company until claimed.

Article 133 – Scrip dividends
Article 133 of the New Articles introduces the following changes regarding scrip dividends:-

- Provisions have been added to allow the Company either (i) to retain fractional entitlements to scrip for the benefit of the Company, (ii) to accrue and/or retain fractional entitlements to scrip and then apply these on behalf of the relevant member by way of bonus or cash subscription or (iii) to make payments to members in respect of their fractional entitlements;
- The requirement to announce an intention to offer a scrip dividend election on, or as soon as practicable after, the announcement of a dividend and to notify shareholders in writing of their rights of election has been removed;
- The article allows for scrip dividend elections to take effect within CREST;
- The article covers cases of accidental failure to send notices of election or non-receipt of such notices. Such events will not invalidate offers of election or give rise to claims;
- The article clarifies the position of members resident in certain foreign territories. The Board is authorised to exclude from scrip or make other arrangements in relation to such a member where it believes this is necessary or expedient due to legal or practical problems arising from the laws or stock exchange rules of a territory; and
- The article makes it clear that the Board can decide not to allot scrip dividend shares at any time before they are actually allotted, whether or not any election has been made by shareholders.

Article 139 – Summary financial statements
The Company is authorised to send additional copies of summary financial statements and of the annual report and accounts to members or to people nominated by a member.

Article 146 – Notices when post not available

Article 146 of the New Articles allows alternative methods of giving notice of an annual general meeting, where there are problems either with the post in some part (and not necessarily the whole) of the United Kingdom or with an electronic communications system. In this situation, effective notice can be given by advertising in a national newspaper. The Article has also been expanded to cover the giving of notices to shareholders where postal services are suspended or curtailed due to the unavailability of postal services in Hong Kong.

Article 149 – Indemnity

Article 149 of the New Articles now expressly excludes any power to insure or indemnify the Company's auditors in line with the expectations of institutional investors. The article has been amended to make it clear that, in addition to providing insurance for directors, the Company may also indemnify directors, in each case only to the extent permitted by the Companies Act.

Registered Office:
1 Aldermanbury Square
London EC2V 7SB
Telephone: 020 7280 7500
www.standardchartered.com

Principal Place of Business
In Hong Kong:
32nd Floor
4-4A Des Voeux Road Central
Hong Kong

Registered in England
number 966425


150 years with you

二零零三年股東週年大會通告

此乃要件　請即處理

閣下對本文件所載述建議的任何方面或對　閣下應採取的行動如有任何疑問，應諮詢股票經紀、律師、會計師或其他合適的獨立專業顧問。

閣下如已將名下股份全數出售或轉讓，請將本文件連同年報及賬目或年度回顧及(如適用)代表委任表格轉交安排有關出售或轉讓的人士，以便有關人士將此等文件轉交現持有該等股份之人士。　閣下如對應辦手續存有疑問，請聯絡獨立財務顧問。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本文件全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

有關召開將於二零零三年五月八日星期四中午十二時(倫敦時間)假Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB舉行的渣打集團有限公司股東週年大會的通告，收錄於第2頁至4頁。

無論　閣下擬否出席股東週年大會，　閣下如為普通股股東，謹請將代表委任表格按隨附表格所印備指示填妥及交回。代表委任表格必須於股東週年大會舉行時間前最少48小時(或倘　閣下透過ShareCare持有普通股，則72小時)送達。

二零零三年三月二十四日

Standard Chartered

Standard Chartered

致：列位股東

本函件乃有關將於本年度股東週年大會上考慮的擬派末期股息及若干其他待議決事項。

末期股息
現徵求股東批准截至二零零二年十二月三十一日止年度末期股息每股普通股32.9美仙。建議末期股息如獲　閣下批准，則會於二零零三年五月十三日派付予於二零零三年二月二十八日名列股東名冊的所有普通股股東。股息款項將會按照個別股東本身所選擇以英鎊、美元、港幣或以股份形式支付。

僱員股份計劃
本公司於二零零零年推行有關行政人員購股權計劃的股權指引，並於二零零一年將有關指引的適用範圍擴及表現股份計劃。自三年前推行此等股權指引以來，我們曾審閱有關指引的影響。

本公司仍然支持採納該等股權指引背後的原則，惟在應用方面卻遇上一些困難。為了簡化本公司股份計劃的運作程序，我們建議就指引作出若干修訂，確保有關指引乃切實可行及對本公司、行政人員及股東等而言均屬公平。

有關股權指引建議變動的其他詳情，收錄於本文件第8頁。

新組織章程
隨本公司股份於香港聯交所上市後，本公司組織章程必須予以修改。我們決定藉此機會採納新組織章程；新組織章程不僅反映香港聯交所規定之變動，亦更新組織章程內容，符合最佳實務守則。有關建議組織章程與現有組織章程兩者間主要變動的説明，收錄於本文件第9頁至11頁附錄。

有關本年度股東週年大會上所有待審議事項的説明註釋收錄於本文件第6頁至8頁。董事認為，將於股東週年大會上提呈的決議案全部均符合本公司及其股東的最佳利益。我們將表決贊成該等決議案，並一致推薦　閣下表決贊成該等決議案。

閣下如擬就決議案參與表決，惟無法出席股東週年大會，請填寫隨同本通告郵寄予　閣下的代表委任表格或投票指示表格(適用於ShareCare成員)，並盡快交回本公司股份登記處。有關表格必須於二零零三年五月六日星期二中午十二時(倫敦時間)或下午八時(香港時間)(或倘　閣下透過ShareCare持有股份，則於二零零三年五月五日星期一中午十二時(倫敦時間))前送達。股東週年大會將於二零零三年五月八日星期四中午十二時(倫敦時間)(即香港時間下午八時)假Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB舉行。

主席

Patrick Gillam

祈澤林爵士
謹啟

二零零三年三月二十四日

Standard Chartered PLC
(渣打集團有限公司)
1 Aldermanbury Square
London EC2V 7SB
註冊辦事處地址同上
在英國註冊註冊編號：966425

二零零三年股東週年大會通告

本年度股東週年大會將於二零零三年五月八日星期四中午十二時(倫敦時間)假Merchant Taylors' Hall, 30 Threadneedle Street, London EC2R 8JB舉行。會上將徵求　閣下考慮及通過下列決議案。第1至12號(包括首尾兩項)以及第17號決議案，將以普通決議案形式提呈，第13至16號(包括首尾兩項)決議案將以特別決議案形式提呈。

普通決議案

1. 省覽截至二零零二年十二月三十一日止年度年報及賬目。

2. 宣派截至二零零二年十二月三十一日止年度末期股息每股普通股32.9仙。

3. 批准截至二零零二年十二月三十一日止年度董事薪酬報告，詳載於年報第46頁至56頁及年度回顧第37頁至46頁。

4. 推選P A Sands先生，彼於年內獲董事會委任為執行董事。

5. 推選R H Meddings先生，彼於年內獲董事會委任為執行董事。

6. 推選B K Sanderson先生，彼於年內獲董事會委任為執行董事。

7. 重選Ralph Robins爵士，彼為輪值退任非執行董事，年屆70歲，已根據1985年公司法第293及379條發給特別通知。

8. 重選K S Nargolwala先生，彼為輪值退任執行董事。

9. 重選D G Moir先生，彼為輪值退任非執行董事。

10. 續聘KPMG Audit Plc出任本公司核數師，任期至下年度股東週年大會結束時為止，並授權董事會釐定核數師酬金。

11. 動議一般無條件授權董事會配發有關證券(定義見1985年公司法)，但上述權力限於：

(a) 配發(根據下文(b)或(c)以外)最多達總面值117,010,077美元的普通股(相當於本決議案日期本公司已發行普通股本不超過20%)；

(b) 就下列情況配發(與根據上文(a)作出的任何配發合計)最多達總面值213,616,834美元：

(i) 在董事會決定的一段期間以供股或要約或邀請方式發售以供下列人士接納：

(A) 於特定日期名列股東名冊的普通股持有人，(盡可能)按其現有股權比例配發；及

(B) 於特定日期登記為其他類別股本證券的持有人的人士(倘有關證券的權利規定這樣做或倘董事會認為適當，在有關證券的權利容許範圍內這樣做)；

(ii) 按照本公司組織章程實施的以股代息計劃或類似安排；及

(iii) 就本公司或其任何附屬企業於本大會日期前發行的可交換證券發行普通股；及

(c) 根據本公司或其任何附屬企業於本大會日期前採納的任何現有股份計劃的條款配發，

上述授權除非先前經本公司於股東大會上撤銷或修訂，否則將從二零零三年五月八日起適用，直至下年度股東週年大會結束時或二零零四年八月七日（以兩者中的較早日期為準）為止，但於授權適用期間，本公司可提出要約及訂立協議，因而將會或可能須於該項授權期滿後配發有關證券，而董事會可根據任何上述要約或協議配發有關證券，猶如該項授權尚未期滿。

12. 動議擴大根據上文所載列第11號決議案(a)段授予董事會配發最多達總面值117,010,077美元的有關證券的權力，加上數目相當於本公司根據下文所載列第14號決議案所授權力購回的本公司股本面額的每股面值0.50美元普通股。

特別決議案

13. 動議倘第11號決議案以普通決議案方式獲得通過，董事會獲授權（根據該決議案所給予權力）配發股本證券（定義見1985年公司法）以換取現金而不附1985年公司法第89(1)條的限制，但上述權力限於：

(a) 在董事會決定的一段期間要約發售股本證券而配發股本證券予：

(i) 於特定日期名列股東名冊的普通股持有人，（盡可能）按其現有股權比例配發；及

(ii) 於特定日期登記為其他類別股本證券的持有人的人士（倘有關證券的權利規定這樣做或倘董事認為適當，在有關證券的權利容許範圍內這樣做），

而董事會可施加任何限制或規限並作出彼等認為必要或適當的任何安排以處理零碎股權、任何地區或該地區法例下的法律、規管或實際問題或任何其他事宜；及

(b) 配發（根據上文(a)項以外）最多達總面值29,251,278美元的股本證券，

上述權力除非先前經本公司於股東大會上撤銷或修訂，否則將從二零零三年五月八日起適用，直至下年度股東週年大會結束時或二零零四年八月七日（以兩者中的較早日期為準）為止，但於授權適用期間，本公司可提出要約及訂立協議，因而將會或可能須於該項權力期滿後配發股本證券，而董事會可根據任何上述要約或協議配發股本證券，猶如該項權力尚未期滿。

14. 動議本公司獲一般無條件授權進行市場購買（定義見1985年公司法），購買其每股面值0.50美元普通股，但：

(a) 本公司根據本授權購買股份不得超過117,010,076股；

(b) 本公司不得就每股股份（未計開支前）支付少於0.50美元（或用作購買股份的貨幣的等值金額，該金額參照本公司同意購買股份當日前一個營業日上午十一時（倫敦時間）或前後路透社屏幕適當版面所顯示的上述其他貨幣購買美元的即期滙率計算）；及

(c) 本公司不得就每股股份（未計開支前）支付多於緊接本公司同意購買股份當日之前五個營業日根據倫敦證交所每日正式牌價表股份的平均市場中間價外加5%，

上述授權除非先前經本公司於股東大會上撤銷或修訂，否則將從二零零三年五月八日起適用，直至下年度股東週年大會結束時或二零零四年八月七日（以兩者中的較早日期為準）為止，但於該期間本公司可同意購買股份（而直至該項授權屆滿前有關購買（全部或部分）不能完成），並可按任何有關協議購買股份，猶如該項授權尚未期滿。

15. 動議本公司獲授一般無條件授權在市場購買（定義見1985年公司法）最多340,874股每股面值5美元非累積優先股（「美元優先股」）及最多200,000,000股每股面值1英鎊非累積優先股（「英鎊優先股」），條件為：

(a) 本公司支付不少於（扣除開支前）優先股面值（或用作購買的貨幣的等值金額，該金額參照本公司同意購買優先股當日前一個營業日上午十一時（倫敦時間）或前後路透社屏幕適當版頁所示其他有關貨幣購買上述貨幣的即期滙率計算）；及

(b) 本公司就：

(i) 每股英鎊優先股（扣除開支前）支付不多於緊接本公司同意購買英鎊優先股當日前十個營業日倫敦證交所每日正式牌價表所報有關股份的平均市場中間價外加25%；及

(ii) 每股美元優先股（扣除開支前）支付不多於緊接本公司同意購買美元優先股當日前十個營業日倫敦證交所每日正式牌價表所報有關股份的平均市場中間價外間5%。

上述授權除非先前經本公司於股東大會上撤銷或修訂，否則將從二零零三年五月八日起適用，直至下年度股東週年大會結束時或二零零四年八月七日（以兩者中的較早日期為準）為止，但於該期間本公司可能同意購買股份（而直至該項授權屆滿前有關購買（全部或部分）不能完成），並可按任何有關協議購買股份，猶如該項授權尚未期滿。

16. 動議採納於大會上提呈並經由大會主席簽署以資鑑別的組織章程，作為本公司新組織章程。

普通決議案

17. 動議修訂渣打二零零零年行政人員購股權計劃及渣打二零零一年表現股份計劃規則，以反映本文件第8頁所載述股權指引的變動，並動議授權董事會（或董事會任何正式授權委員會）作出任何彼等認為必要或適當的事情以令有關修訂生效。

承董事會命

集團秘書
D J Brimacombe
二零零三年三月二十四日

註冊辦事處：
1 Aldermanbury Square
London EC2V 7SB

附註

普通股股東
閣下如為普通股股東，　閣下可出席股東週年大會並於會上投票，亦可選擇一位或多位人士(受委代表)代表　閣下出席股東週年大會並代表　閣下投票。受委代表毋須為本公司股東。　閣下的代表委任表格必須於股東週年大會舉行時間前最少48小時送達本公司位於布里斯托或香港(視何者適用而定)的股份登記處。　閣下如已寄發填妥的代表委任表格，仍可親身出席股東週年大會並於會上投票。　閣下如為名列英國股東名冊的股東，閣下可另行選擇以電子方式提交　閣下的代表委任表格，詳情見下文「電子委任代表投票」一段。所持股份登記於香港股東名冊分冊的股東不可使用電子委任代表投票服務。

閣下如擬出席股東週年大會及投票，　閣下必須於二零零三年五月六日星期二下午十時(倫敦時間)前名列本公司英國股東名冊或於二零零三年五月七日星期三上午六時(香港時間)名列本公司香港股東名冊分冊。藉此，我們亦將得以確認　閣下於按股數表決時共有多少表決權。倘股東週年大會順延至二零零三年五月八日星期四下午十時(倫敦時間)後的時間舉行，則　閣下必須於續會舉行時間前48小時名列合適的本公司股東名冊。藉此，我們亦將得以就於大會上要求按股數表決時確認　閣下共有多少表決權。我們如向　閣下發給續會通告，將會於通告內列明　閣下須名列於股東名冊以便出席大會及投票的時間。

查閱文件
下列文件將於1 Aldermanbury Square, London EC2V 7SB及香港交易廣場二期27樓司力達律師樓辦事處(本通告日期起直至股東週年大會舉行時間止期間)及於Merchant Taylors' Hall(股東週年大會前15分鐘直至大會結束為止)可供查閱：

- 1985年公司法第343條規定有關與董事及其關連人士所進行交易的陳述及核數師報告。
- 董事服務協議及董事所佔本公司股本權益登記冊。
- 本公司新組織章程，反映第16號決議案所建議對現行組織章程的更改。
- 二零零零年行政人員購股權計劃及二零零一年表現股份計劃規則，反映第17號決議案所建議的更改。

股份權益
本公司於二零零三年二月二十五日(本通告日期前不足一個月)未獲知會董事或主要股東於本公司普通股所佔權益相對年報內所呈列者有任何變動。

ShareCare
閣下如透過ShareCare持有　閣下的股份，我們將會向　閣下寄發投票指示表格。　閣下必須確保於二零零三年五月五日星期一中午十二時(倫敦時間)前將填妥的表格交回股份登記處。　閣下亦可選擇以電子方式委任代表－詳情見下文「電子委任代表投票」一段。

優先股股東
只有普通股股東方可出席股東週年大會及於會上投票。向優先股持有人寄發本文件，純粹供彼等參照之用。

電子委任代表投票
現已立法通過，准許股東以電子方式委任代表，　閣下如擬透過電子方式提交　閣下的代表委任表格，　閣下需備有可接駁上網，已安裝Internet Explorer 4或Netscape 4網絡瀏覽器(或有關瀏覽器的更新版本)的個人電腦。　閣下亦將需要提供　閣下的股東參考編號或ShareCare編號(視何者適用而定)及個人身分識別號碼(兩者均列印於隨附的代表委任表格或投票指示表格上)，方可接駁有關服務。　閣下的個人身分識別號碼將於二零零三年五月六日中午十二時(如為ShareCare成員，則於二零零三年五月五日中午十二時)屆滿失效。

閣下必須先表示同意有關電子委任代表的條款及條件，方可利用電子方式委任代表。　閣下必須細閱有關條款及條件，因為該等條款及條件將作為　閣下電子委任代表事宜的准則。

閣下可自行決定是否使用電子委任代表服務。　閣下亦可選擇繼續以郵寄方式提交代表委任表格或投票指示表格。

所持股份登記於香港股東名冊分冊的股東不可使用電子委任代表投票服務。

CREST電子委任代表投票服務
閣下如為CREST會員，並擬利用CREST電子委任代表服務委任代表，　閣下可依循CREST手冊所載述程序行事。　閣下如為CREST個人會員或其他CREST保證會員或已委任投票服務提供者的CREST會員，　閣下應聯絡　閣下的CREST保證人或投票服務提供者，他們將可代表　閣下採取適當行動。

根據CREST手冊載述，適當的CREST訊息(「CREST代表指示」)必須按照CRESTCo的規格説明經證明為屬實，並必須載有就此等指示所規定資料，閣下使用CREST的服務代表委任事宜始為有效。於項訊息必須於二零零三年五月六日星期二中午十二時前傳送，以便本公司代理商(ID CONRGBK1)可於該時間前接獲有關訊息。就此而言，接獲時間將視作為本公司代理可開始按照CREST所規定方式向CREST查詢檢索該項訊息的時間(根據CREST Application Host在訊息上記錄的時間印章釐定)。

務請注意，CRESTCo不會就任何個別訊息作出特別CREST服務程序。因此，輸入CREST代表指示亦會存在一般系統時間配合及限制問題。　閣下有責任採取任何所需行動，確保訊息及時經由CREST系統完成傳送。就此而言，　閣下應細閱CREST手冊中有關CREST系統及時間配合的實際限制的章節。

在Uncertificated Securities Regulations 2001規例(監管不適當發出的載有不確資料及指示的指示)第35(5)(a)條所載列情況下，本公司可將某項CREST代表指示視作無效。

優先股股東
只有普通股股東方可出席股東週年大會並於會上投票。向優先股持有人寄發本文件純粹供彼等參照。

另敬請參閱刊發於南華早報及信報日期為二零零三年三月二十四日的本公布。

譯本與英文版本如有任何歧義，概以英文本為準。

股東週年大會通告說明註釋

載列於隨後數頁的註釋乃所提呈決議案的說明。

第1至12號(包括首尾兩項)以及第17號決議案乃以普通決議案形式提呈。意即各項有關決議案一律必須取得過半數贊成票才可獲得通過。

第13至16號(包括首尾兩項)決議案乃以特別決議案形式提呈。意即各項有關決議案一律必須最少取得四分三贊成票才可獲得通過。

第1號決議案：報告與賬目
董事必須就每個財政年度於股東大會上向股東提呈董事會報告、經審核賬目及獨立核數師報告。

第2號決議案：宣派末期股息
我們必須先取得股東批准才可派發末期股息。董事建議向於二零零三年二月二十八日名列股東名冊的股東派發末期股息每股普通股32.9仙。股息如獲批准，則會於二零零三年五月十三日派發。除非　閣下選擇收取美元、港幣股息或以股代息，否則　閣下將獲派付英鎊股息。　閣下如為名列香港股東名冊分冊的登記股東，除非　閣下選擇收取美元、英鎊股息或以股代息，否則　閣下將獲派付港幣股息。請參閱名為「2002年度末期股息」的獨立文件。

第3號決議案：董事薪酬報告
根據二零零二年董事薪酬報告規例，股東應邀就董事薪酬報告表決；有關報告收錄於年報第46頁至56頁以及年度回顧第37頁至46頁。

第4至9號決議案：重選董事
本公司組織章程規定，凡獲董事會新委任的董事一律須於其獲委任後的首個股東週年大會上退任。因此，茲謹請　閣下推選P A Sands先生、R H Meddings先生及B K Sanderson先生為董事；三者均為自去年度股東週年大會以來獲董事會委任的董事。

組織章程亦規定，本公司三分一現任董事須於每屆股東週年大會上退任。全體董事均有資格按其本身意願於股東週年大會上尋求獲得股東重選。

Ralph Robins爵士、祈澤林爵士、A W P Stenham先生、陳啟宗先生、K S Nargolwala先生及D G Moir先生全體輪值退任。祈澤林爵士、Stenham先生及陳啟宗先生擬於股東週年大會上退任，且不會膺選連任。Nargolwala先生及Moir先生兩人同於二零零零年度股東週年大會上尋求獲得重選，彼等現根據組織章程願意接受重選。

接受重選的董事一旦年屆70歲，則須符合特別條文規定。Ralph爵士於二零零二年六月十六日年屆70歲。根據1985年公司法規定，彼於本年度股東週年大會上離職。本公司已接獲根據1985年公司法第293及379條發出的特別通知，建議重選Ralph爵士為董事。董事會認為，從商業角度考慮，Ralph爵士知識廣博、資歷深厚，故董事會對本決議案表示支持。Ralph爵士對本公司以及本公司業務所在市場均瞭如指掌，未來一年定會對公司貢獻良多。

Ralph爵士為非執行董事，並無訂有服務合約。Moir先生於一九九三年一月起至二零零零年三月間出任本公司執行董事。彼留任董事會出任非執行董事一職，並無訂有服務合約。

Nargolwala先生、Sands先生及Meddings先生各訂有通知期為一年的服務合約；惟隨本集團控制權轉變後的一年，通知期應為兩年。

Sanderson先生為非執行董事，並無訂有服務合約。Sanderson先生繼任主席職務後，將會成為執行主席，並會訂立通知期為一年的合約；隨本集團控制權轉變後，其通知期亦將維持不變。

董事簡歷資料收錄於年報第40頁至41頁以及年度回顧第30頁至31頁。

第10號決議案：續聘核數師
凡於股東大會上向股東提呈賬目，按規定本公司須委聘核數師，任期至下次舉行的該有關大會為止。KPMG Audit Plc表示願意續任本公司核數師一年。茲謹請　閣下續聘該核數師，並按照一般慣例授權董事會釐定其酬金。

第11及12號決議案：董事配發股份的授權
根據1985年公司法第80條，董事必須於股東大會上獲股東給予有關權力，方可配發股份或股份權利。於上年度股東週年大會上給予董事配發普通股或股份權利的權力將於本年度股東週年大會結束時屆滿。

第11(a)號決議案徵求給予新授權，讓董事得以配發相當於最高面額117,010,977美元的股份或股份權利(相當於截至二零零三年二月二十五日(即本通告日期前不足一個月)已發行普通股本585,050,382美元接近20%)。根據香港上市規則規定，董事不得配發相當於截至給予彼等授權的決議案獲得通過當日已發行普通股本20%以上的股份或股份權利。因此，第11號決議案亦就董事授權設定20%上限。

董事另獲授權就有關供股、以股代息及本公司或其附屬企業於本大會日期前發行的可交換證券進行超出該項20%授權的配發事宜，惟所配發總面額最高僅以(與根據一般授權所進行任何配發合計)213,616,834美元為限。此相當於截至二零零三年二月二十五日已發行普通股本約36%。在這36%當中，約3.2%乃為履行本公司就本集團於本大會日期前所發行可交換證券而發行普通股的責任。餘下部分授權則涉及已發行普通股本約33%。儘管根據第11(b)號決議案給予授權，向股東進行任何供股或公開要約亦將需符合適用的香港上市規則規定，而根據有關規定，進行有關發行事宜將須視乎情況需要而取得特定的股東批准。

董事根據第11(c)號決議案亦獲授權根據本公司現有股份計劃或其附屬企業於本大會日期前採納的股份計劃進行配發事宜。

董事目前無意於下年度內發行普通股；惟就取代現金股息的代息股份，根據本公司現有股份計劃的購股權及獎勵獲行使後以及根據本集團於本大會日期前所發行證券的兌換及交換權利獲行使後而發行者除外。

根據香港上市規則，第12號決議案尋求擴大董事根據第11號決議案(a)段配發股份的授權，納入本公司根據第14號決議案所尋求授權購回的股份。

第13號決議案：配發股本證券以換取現金而毋須遵守若干規定的權力
根據1985年公司法第94(2)條，本公司普通股及其有關權利乃界定為「股本證券」。董事如擬配發全數以現金支付的股本證券，1985年公司法第89(1)條規定，該等股本證券必須先向現有股東按其股權比例提呈。　閣下按此方式率先獲提呈股本證券的權利稱為「優先購買權」。

在若干情況下，董事若能夠配發若干股本證券以換取現金，而毋須先向現有股東提呈該等股本證券，可對本公司有利。股東必須先放棄其優先購買權方能成事。

第13號決議案乃針對此情況而提呈，惟僅限於總面值最多達29,251,278美元的股本證券，相等於本公司截至二零零二年十二月三十一日及二零零三年二月二十五日已發行普通股本約5%，並相當於58,502,556股每股面值0.50美元的普通股。

基於多種法律、規管及實際理由，本公司未必可能根據供股或其他優先購買建議向若干股東發行股本證券，尤其是身居海外的股東。第13號決議案同時徵求　閣下授權董事作出安排，處理有關作出此等售股建議時的困難情況，以及授權董事處理碎股。

第14號決議案：授權購買普通股
第14號決議案授權本公司在市場購入最多117,010,076股普通股，相當於本公司截至二零零三年二月二十五日已發行普通股本約10%。本公司不會根據本授權在香港聯交所購回任何股份。

董事相信，一般授權本公司於市場上購回本身的普通股，符合本公司及其全體股東的最佳利益。根據董事的意向，倘彼等認為購回股份應會對本公司及股東有利，經考慮當時的有關因素及情況(例如對每股盈利的影響)，始會進行回購股份事宜；董事擬根據此等考慮因素進行回購事宜。

可認購普通股的購股權於二零零三年二月二十五日共有35,801,484份未經行使，相當於同日已發行普通股本3.1%。倘本公司按本決議案容許的股數上限購回普通股，於二零零三年二月二十五日未經行使的購股權應相當於已發行普通股本3.4%。

第15號決議案：授權購買優先股
第15號決議案授權本公司購回本身的美元優先股及英鎊優先股分別最多340,874股及最多200,000,000股。董事於去年間曾購回659,126股美元優先股。

建立充足股本基礎，讓業務得以全面增長之餘亦能適當平衡風險與盈利能力，固然相當重要；同樣重要的是，本公司並無滾存過剩資本額，資產負債表上亦使用最適當的資本工具組合。獲授權購回所有優先股，將進一步賦予本公司更大靈活性管理股本基礎。因此，董事相信提呈該決議案更新授權乃符合本公司及其股東整體的最佳利益。

董事擬持續考慮其他投資及融資機會，檢討購回優先股的可能性。該項授權僅會在董事相信行使授權應會對股東整體有利的情況下始予行使。

第16號決議案：採納新組織章程

申請在香港上市時，本公司曾向香港聯交所承諾，於下屆股東週年大會上尋求股東批准對組織章程作若干修改。第16號決議案建議採納新組織章程(「新章程」)，以便符合香港聯交所規定。現有組織章程亦已因應英國公司法及慣例以及英國上市規則的改變而更新內容。有關變動詳情收錄於本通告附錄。

第17號決議案：修訂二零零零年行政人員購股權計劃及二零零一年表現股份計劃

第17號決議案建議改變股權指引運作方式。二零零零年行政人員購股權計劃及二零零一年表現股份計劃(「兩項計劃」)規則其中載列該等指引的某些方面。本決議案建議相應修改兩項計劃的規則，以便按照下文所載列經修訂指引運作兩項計劃。

本公司分別於二零零零年及二零零一年推行旗下的行政人員購股權計劃及表現股份計劃。為達致本公司將其行政人員利益與股東看齊的目標，此等計劃要求行政人員達到個人持股量規定。

本公司仍致力為行政人員奉行股權指引原則。本公司深切期望股份計劃能達到激勵行政人員的原意以及將行政人員利益與股東看齊。由於我們實施有關指引時遭遇一定困難，我們現建議作如下變動：

i) 目前行政人員按規定須達到個人持股量水平，以有關行政人員基本薪酬倍數為單位。有關規定將以單一持股量指引取代。此將為各行政人員定下更清晰指引，因為彼等所需購入的股份數量將不會再隨着薪酬及股價變動而變化不定。

ii) 各級行政人員將各自設有劃一的股權指引，而非根據各項計劃就個別僱員而訂有不同的指引。

iii) 董事薪酬委員會已就行政人員設定下列指引級別：

集團行政總裁	最少100,000股
其他執行董事(包括主席)	最少60,000股
董事職級以下的高級行政人員	10,000至15,000股

董事薪酬委員會將會繼續檢討指引水平，確保維持具競爭力的適當水平。

iv) 目前，除非已達致所需持股量水平，否則不得行使獎勵。此外，現行政策規定，根據二零零零年行政人員購股權計劃授出的購股權一般將告失效，直至達致持股量規定前，不會再授出購股權。

行政人員日後將可行使任何所獲授予的獎勵，以便建立本身的持股量。行使時，現建議行政人員可出售足夠股份以支付任何行使價及／或應繳稅項，惟除非情況非常特殊，否則行政人員將須保留所得股份，直至達致股權指引為止。一旦達致股權指引，行政人員則須一直維持其持股量。

v) 經修訂指引將同時適用於現存獎勵(取代現有持股量指引)及新獎勵。

附錄
有關組織章程重要改動的說明註釋

第16號決議案建議修訂本公司組織章程(「現有章程」),以便符合香港聯交所規定。此項修訂乃因應普通股於二零零二年十月三十一日在香港開始買賣而作出。本公司申請上市時,已向香港聯交所承諾,於股東週年大會上尋求股東批准對組織章程作出若干修改。

我們亦已因應英國公司法及慣例以及英國上市規則的改變而更新現有章程。

本附錄概述建議新章程(「新章程」)中包含的多項重要改變。本附錄並未提述其他次要改動、技術性改動或屬澄清性質的改動,或旨在刪除與英國公司法重叠的現有章程的條文的改動。反映對現有章程所有改動的新章程可供查閱,詳情見本文件第5頁。

無股票證書的證券
希望以電子而非票據形式持有或轉讓股份的股東,可透過名為CREST的結算系統持有或轉讓股份。Uncertificated Securities Regulations 2001已更新有關規管這些股份的規例,而新章程已包含有關的變動。

第2條章程-釋義
新章程第2條對於無股票證書的證券作出多項界定,並已納入香港上市規則及聯交所的界定。

第3條章程-決議案形式
新章程第3號規定,每名有權在股東大會上就決議案投票的股東,於決議案副本上簽署後,亦可通過決議案。

第5條章程-股份所附權利
本公司發行任何新類別股份中所附的權利,必須符合香港聯交所規定。

第43條章程-出售下落不明的股東所持股份的權力
新章程第43條容許公司透過向香港聯交所任何會員發出指示,出售香港股東名冊分冊所載由下落不明的股東持有的股份。

第46條章程-以傳轉形式獲得股份的人士的選擇
新章程第46條載有新條文,規定如果有人可透過傳轉方式獲得有股票證明的股份,則董事會可要求該名人士選擇將股份記錄入股東名冊內或將股份轉讓。如果有關人士並未於董事會作出要求60天內作出選擇,則就有關股份而派付的股息及其他款項將被扣起。

第47條章程-以傳送形式獲得股份的人士的權利
新章程第47條澄清,任何以傳送形式獲得股份的人士,在未得董事會批准前,不得行使其有關股東大會的任何股東權利,直至該名人士註冊成為股份持有人為止。

第54條章程-獨立的股東大會
新章程第54條為一項新條文,容許某一類別股份的股東能就任何目的(更改股份類別的權利除外)另行召開股東大會。有關股東大會的規則亦將適用於另行召開的另一類別股份的股東大會。

第57條章程-延遲舉行股東大會
新章程第57條賦予董事會權力,於其認為在所指定日期、時間或地點舉行大會屬並不切實可行或不合適時,延遲舉行股東大會。章程亦提及有關另行安排舉行大會的通告。

第59條章程-不足法定人數出席的安排
新章程第59條列出如果在大會指定開始舉行時間後五分鐘內仍未有足夠法定人數出席而採取的行動。章程亦列明有關任何另行安排舉行大會的時間及通知的規定。為確保可在另行安排舉行的會議上進行有關事務,該會議的法定人數將為1人。

第60條章程-保安安排
新章程第60條容許董事會安排進行搜查,或授權指定人士拒絕若干人士進入股東大會或邀請若干人士離開股東大會。此條文主要顧及股東安全。

第62條章程-有秩序進行
新章程第62條清楚列明,主席可採取行動以維持股東大會的秩序。在任何情況下,主席有權(並且需要)維持大會秩序。主席須以公正真誠的態度作出有關決定。

第66條章程－決議案的修訂
載入新章程第66條，是防止在最後時刻對決議案作出修訂(惟修正明顯錯誤除外)。

第67條章程－被定為不符合正常途徑提出的修訂
新章程第67條防止當主席判定為非以正常途徑提出修訂但後來發現有關判決出錯而導致決議案無效的情況。

第86條章程－董事年齡
新章程第86條規定，董事不會純粹因年屆70歲而不得繼續留任。然而，年滿70歲的董事必須每年輪席退任，並可於股東週年大會上膺選連任。召開股東週年大會(會上建議董事膺選連任)的通函，必須列明董事年齡。有關規定符合機構投資者的預期。

第91條章程－退任董事的身分
新章程第91條規定，全體董事須定期(不超過三年)膺選連任，以符合有關此方面的公司管治的現有原則。

第97條章程－替任董事
新章程第97條澄清替任董事有權收取董事會會議通告，並加入條文，列明任何人士可以為超過一名董事擔任替任董事。

第103條章程－獲許利益及投票
新章程第103條已作修訂，明確規定董事酬金由薪酬委員會決定。董事須披露其所知悉的重大權益。

如果董事根據香港上市規則不獲許就有關與另一間公司訂立合約的董事會決議案投票或視作法定人數，則(f)段亦規定董事不許如此。

第115條章程－因空缺而出現董事人數不足
新章程第115條現規定，如果本公司並無董事願意執行董事職務，則兩名股東可召開會議委任新董事。

第121條章程－董事會或委員會行為的有效性
新章程第121條列明，即使後來發現任何程序上的錯誤，董事會及其委員會的行為仍屬有效。章程現列明如對董事是否有權投票存疑，亦會如此處理。

第129條章程－付款程序
新章程第129條已作修訂以反映現時的銀行慣例，為提高靈活性，可使用多種付款方法，包括電子媒體或CREST。章程清楚表明，倘超過一人有權就同一股份收到款項，則其中任何一人可發出有效收據。

第130條章程－未支取股息
新章程第130條載有因應第129條章程「付款程序」所述變動而作出的修訂。此外，如果未能向股東支付股息，則本公司如已作出合理垂詢但仍未獲得股東新地址或賬戶，可暫停再派付股息。

第131條章程－沒收未領取股息
新章程第131條列明，未領取股息及其他有關股份的應付款項，領取前可為本公司的利益而使用。

第133條章程－以股代息
新章程第133條引入下列多項有關以股代息的變動：

- 章程中加入條文，使本公司能(i)為本公司利益而保留以股代息的碎股；(ii)累積及／或保留以股代息的碎股，並代表有關股東以紅利或現金認購的形式應用；或(iii)就零碎股份向股東作出派付；

- 已刪除有關公布股息當時或其後盡快宣布提供以股代息選擇，並以書面知會股東有關的權利的規定；

- 章程容許在CREST中選擇以股代息；

- 章程涵蓋因意外而未能寄發選擇通告或未能收取通告的情況。有關情況不會令建議無效或導致產生索償；

- 章程澄清居於若干海外地區的股東的情況。倘董事會認為因某一地區的法例或交易所規例產生法律或實際上的問題，需要或適宜就有關股東剔除以股代息選擇或作出其他安排，則其可獲授權如此；及

- 章程清楚列明，董事會可於實際配發代息股份前任何時間決定不配發代息股份，不論股東是否已作出任何選擇。

第139條章程－財務報表摘要
本公司有權向股東或股東提名的人士額外寄發財務報表概要、年報及賬目。

第146條章程－無法郵遞時發出通告
新章程第146條容許，倘在英國部分地區(不一定指所有地區)的郵務或電子通訊系統出現問題時，以另一種方式寄發股東週年大會通告。在此情況下，在全國性報章通告可作為有效通告。章程亦涵蓋至如果香港無法提供郵遞服務導致郵務暫停或減少的情況下向股東發出通告的安排。

第149條章程－彌償
新章程第149條明確排除保障或彌償本公司核數師的權力，以配合機構投資者的期望。章程亦作出修訂，清楚列明本公司除可為董事提供保障外，亦可向董事作出彌償，惟在任何一種情況下，均僅以公司法許可為限。

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